UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                                                    June

For the month of ___________________________________________ , 2005

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 16, 2005	By	/s/ Rochiman Sukarno

(Signature)

Rochiman Sukarno
Head of Investor Relation Unit

TELKOM IN BRIEF

PT Telekomunikasi Indonesia Tbk., hereinafter referred to as TELKOM or the Company, is the largest InfoCom company and full service and network provider in Indonesia. TELKOM and its affiliated companies provide fixed wire line, fixed wireless, mobile service, data & internet and other multimedia services, and network & interconnection. At the end of December 2004, the Company became the majority shareholder of 10 (ten) companies, including PT Telekomunikasi Selular (Telkomsel), which has the largest market share in the cellular industry in Indonesia. In 2004, Telkomsel has achieved the EBITDA margin of 72%, one of the highest in the world.

TELKOM has listed its shares on a number of stock markets, including the Jakarta Stock Exchange (JSX), the Surabaya Stock Exchange (SSX), the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange (Public Offering Without Listing — POWL). Throughout 2004, TELKOM had the largest market capitalization in the JSX. At the end of December 2004, TELKOM had 9.99 million fixed-line telephone subscribers, meanwhile the number of Telkomsel’s cellular subscribers reached 16.29 million. For the year ended December 31, 2004, TELKOM’s total consolidated operating revenue and net income amounted to Rp 33.95 trillion and Rp 6.13 trillion, respectively. In addition, TELKOM’s consolidated EBITDA margin was 62.6%.

TELKOM 2004 ANNUAL REPORT     1

MILESTONES 2004

TELKOM and Telekom Malaysia
officials posing following the signing of
the Cooperation Agreement for the
Construction and Maintenance and
Contract for the Procurement of DMCS.

TELKOM President Director, the
Network Director and Public Relations
Coordinator showing the 007 sign
at the launching of TIC 007.

TELKOM President Director witnessing
the testing of TIC 007 in Denpasar, Bali.

Signed an agreement with TELKOM Malaysia.

Launching of Telkom International Call (TIC) 007.

OPERATIONAL CONTROL OF REGIONAL DIVISION (DIVRE) IV On January 20, 2004 TELKOM and PT Mitra Global Telekomunikasi Indonesia (MGTI) — KSO IV partner for Central Java and Special Region Yogyakarta, signed the amendment of the KSO IV agreement initially signed in 1995. By virtue of the amendment TELKOM took over the management, operation, supervision, and control of Divre IV for the remaining KSO period ending December 31, 2010.

SIGNING OF LOAN AGREEMENT WITH ABN-AMRO On January 28, 2004, TELKOM signed a short-term loan agreement with Bank ABN AMRO NV Jakarta in the amount of US$129.7 million. This loan was used as part of the financing needed to exercise the call option on the promissory notes issued by TELKOM in relation to the acquisition of PT Pramindo Ikat Nusantara (Pramindo).

COMPLETION OF RE-AUDIT PROCESS OF TELKOM’S 2002 FINANCIAL STATEMENTS On February 9, 2004, Public Accounting Firm Drs. Hadi Sutanto & Rekan, PricewaterhouseCoopers (PwC) completed the audit of TELKOM’s consolidated financial statements and issued an unqualified opinion thereon. On the same day, TELKOM also submitted the Company’s Annual Report for 2002 to the capital market authority in Indonesia and filed the amended 2002 Form 20-F with the US capital market authority.

ACQUISITION OF 100% SHARE OWNERSHIP IN PT PRAMINDO IKAT NUSANTARA On March 15, 2004, TELKOM finally settled the call option payment for the promissory notes issued by TELKOM in relation to the buy out of PT Pramindo Ikat Nusantara (Pramindo), TELKOM’s KSO partner in Divre I Sumatera. With the payment, TELKOM legally became the owner of 100% of the issued and fully paid up shares of Pramindo.

TELECOMMUNICATION SECTOR RESTRUCTURING On March 30, 2004, the Indonesian Government issued a regulation regarding the implementation of the telecommunication sector restructuring, in relation to the termination of all monopoly practices in the Indonesian telecommunication sector. The regulation covers matters regarding compensation for the early termination of exclusive the rights, interconnections, International Direct Dialing (IDD) license for TELKOM and long distance license for Indosat, the establishment of the Indonesian Telecommunication Regulatory Body (BRTI) and Telecommunication Traffic Clearing System (SKTT), fixed wireless services, tariff rebalancing and Universal Service Obligation (USO).

SIGNING AGREEMENT OF BETWEEN TELKOM AND TELEKOM MALAYSIA On May 14, 2004, TELKOM and Telekom Malaysia Berhad (TM) signed an Agreement on Deployment and Maintenance of the Dumai-Malacca Cable System (DMCS). At the same time, the TELKOM-TM Consortium and NEC Corporation signed a Procurement Agreement of DMCS. The US$8.7 million (included VAT) contract is scheduled to be completed in 6 months, and would be equally funded by TELKOM and TM, until the payment term of December 2005.

LAUNCHING OF TELKOM INTERNATIONAL CALL (TIC) 007 On June 7, 2004, TELKOM launched an IDD service called TELKOM International Call (TIC007). The TIC007 traffic will be channeled through 3 gateways in Jakarta, Surabaya and Batam. These premium IDD services are clear channel based, and expected to complement the Company’s existing international VoIP based IDD service called TELKOMGlobal 017.

TELKOM 2004 ANNUAL REPORT     2

TELKOM President Director inaugurates the launching of Speedy in Jakarta.

TELKOM staff repairing telephone network damaged by Tsunami in Aceh.

TELKOM staff restoring telephone lines damaged by Tsunami in Aceh.

The launching of TELKOM Speedy.

Center and below:
Network restoration activities in Aceh due to earthquake and tsunami disaster.

THE LAUNCHING OF SPEEDY On July 29, 2004, TELKOM launched its high-speed internet access services called TELKOM Speedy, in Jakarta and Surabaya. Speedy is based on Asymmetric Digital Subscriber Line (ADSL) technology, which separates data and voice services from one telephone line allowing the user to access the internet and use the telephone at the same time.

STOCK SPLIT 1:2 Based on a resolution reached in the Annnual General Shareholders’ Meeting held on July 30, 2004, TELKOM announced the split of the nominal value of the Company’s shares from Rp 500 (five hundred rupiah) to Rp 250 (two hundred and fifty rupiah) per share. The Company also announced an amendment to Article 4 paragraphs 1 and 2 of the Company’s Articles of Association. The stock split of 1 share with the old nominal value into two shares with the new nominal value became effective as of September 28, 2004. At the same time, TELKOM changed the ratio of its ADS, from one ADS representing 20 common shares to one ADS representing 40 common shares.

INTERIM DIVIDEND FOR FISCAL YEAR 2004 The Board of Directors’ Meeting held on December 7, 2004 approved and decided to distribute an interim dividend for the year 2004 in the amount of Rp 7.112 (seven rupiah and one hundred twelve per one thousand rupiah) per shares with the nominal value of Rp 250 (two hundred and fifty rupiah) to all shareholders registered in the Shareholders’ Registry of the Company on December 29, 2004. Dividend payment was distributed to shareholders on January 6, 2005.

TELKOM ISSUED Rp 1.125 TRILLION MEDIUM-TERM NOTES On December 13, 2004, TELKOM issued Rp 1.125 trillion Medium-term Notes (MtN) to refinance some of the Company’s debts, which were mostly denominated in foreign currencies. The MtN were issued through a private placement mechanism and were divided into four series with maturity dates on June 15, 2005; December 15, 2005; June 15, 2006; and June 15, 2007.

ACQUISITION OF THE REMAINING 9.68% SHARE OWNERSHIP IN PT DAYAMITRA TELEKOMUNIKASI FROM TM COMMUNICATIONS (HK) Ltd. On December 14, 2004, TELKOM and TM Communications (HK) Ltd. (TM Comm) signed a Sales and Purchase Agreement for the sales of the remaining 9.68% shares owned by TM Comm in PT Dayamitra Telekomunikasi (DMT), KSO Partner in Divre VI Kalimantan. Payment for the shares in the amount of US$16.2 million will be made on March 26, 2006 through an escrow account in Citibank Singapore. Upon the signing of the agreement was, TELKOM becomes 100% the owner of DMT.

DEBT ISSUANCE AND REPAYMENT PROGRAMS To minimize foreign currency exposure risk and to increase interest payment efficiency, TELKOM has conducted a series of debt issuance and repayment programs as follows: prepayment of two-step loans to the Government of the Republic of Indonesia in the amount of Rp 701.3 billion, US$48.8 million and EURO 14.5 million; repayment of the formerly PT AriaWest International (AWI) loan amounting to US$123.0 million; and obtaining working capital loan in the amount of US$65 million from Bank ABN AMRO NV and US$49 million from BCA. On December 15, 2004, TELKOM pre-paid its two-step loans to the Government of the Republic of Indonesia in the amount of Rp 701.3 billion.

EARTHQUAKE AND TSUNAMI DISASTERS IN ACEH AND NORTH SUMATERA In the disaster that hit on December 26, 2004, TELKOM has the following losses: 4 (four) employees were killed, 14 (fourteen) employees were missing, 2 (two) of TELKOM employees’ children died and 86 (eighty six) family members have also been missing. In addition, loss in infrastructure with book value reached Rp 54.9 billion, which included damages of centrals outside plant, transmission and other supporting infrastructures. All of the above infrastructures were insured.

TELKOM 2004 ANNUAL REPORT     3

FINANCIAL HIGHLIGHTS

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000, 2001, 2002, 2003, 2004
(Figures in tables are presented in billions of Rupiah)

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2000	2001	2002	2003	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,334	3,644	5,699	5,094	4,856
Short-term investments	3,871	349	573	4	20
Trade accounts receivable	1,614	2,444	2,807	2,833	3,319
Other accounts receivable	142	197	198	170	56
Inventories	157	191	140	154	203
Other current assets	182	475	1,130	687	750
TOTAL CURRENT ASSETS	10,300	7,300	10,547	8,942	9,204

NON-CURRENT ASSETS
Long-term investments	277	191	183	65	83
Property, plant and equipment — net	20,553	23,344	28,826	35,080	40,071
Other non-current assets	889	2,201	4,751	6,196	6,911
TOTAL NON-CURRENT ASSETS	21,719	25,736	33,760	41,341	47,065

TOTAL ASSETS	32,019	33,036	44,307	50,283	56,269

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	1,625	1,760	3,063	3,767	4,255
Long-term debts due within one year	819	1,543	2,590	3,444	2,301
Taxes payable	732	1,878	1,110	1,513	1,592
Accrued expenses	622	920	1,950	1,185	1,051
Other current liabilities	340	1,036	995	1,261	2,478
Liability for cross ownership transaction	—	2,406	—	—	—
TOTAL CURRENT LIABILITIES	4,138	9,543	9,708	11,170	11,677

NON-CURRENT LIABILITIES

Deferred tax	1,703	1,818	3,083	3,547	3,352
Provision for post-retirement benefits	713	1,046	1,602	2,063	1,841
Long-term debts — net of current maturities:
Two step loans — related parties	8,853	8,637	7,734	6,859	5,363
Notes and bonds	—	—	2,314	2,102	2,332
Bank loans	—	73	85	2,116	1,776
Liabilities of business acquisitions	—	261	1,619	747	3,743
Other non-current liabilities	1,325	1,342	952	658	985
TOTAL NON-CURRENT LIABILITIES	12,594	13,177	17,389	18,092	19,392

Minority interest	814	1,235	2,596	3,708	4,939

EQUITY	14,473	9,081	14,614	17,313	20,261

TOTAL LIABILITIES AND EQUITY	32,019	33,036	44,307	50,283	56,269

TELKOM 2004 ANNUAL REPORT     4

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2000, 2001, 2002, 2003, 2004
(Figures in tables are presented in billions of Rupiah)

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2000	2001	2002	2003	2004
OPERATING REVENUE
Fixed wireline	5,178	6,415	7,264	8,897	10,645
Cellular	2,890	4,708	6,227	8,459	10,421
Interconnection	981	1,424	2,831	4,162	6,188
Joint Operation Scheme	2,267	2,220	2,128	1,486	657
Data and Internet	108	673	1,552	3,109	4,809
Network	340	415	316	518	654
Revenue Sharing Arrangements	288	264	264	258	281
Other telecommunications services	138	165	221	227	293

Total Operating Revenues	12,190	16,284	20,803	27,116	33,948

OPERATING EXPENSES
Personnel	1,770	2,281	4,388	4,440	5,571
Depreciation	2,419	2,870	3,474	4,780	6,438
Operation Maintenance and Telecommunication Services	1,386	2,150	2,290	3,339	4,530
General and Administrative	872	1,343	1,146	2,079	2,600
Marketing	147	220	375	503	882

Total Operating Expenses	6,594	8,864	11,673	15,141	20,021
OPERATING INCOME	5,596	7,420	9,130	11,975	13,927

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel	0	0	3,196	0	0
Interest income	692	572	480	366	318
Interest expense	(817)	(1,330)	(1,583)	(1,383)	(1,270)
Gain (loss) on foreign exchange — net	(944)	(379)	557	126	(1,221)
Equity in net income (loss) of associated companies	(232)	(86)	5	3	3
Others — net	313	353	(36)	364	331
Total Other Income (Charges)	(988)	(870)	2,619	(524)	(1,839)
INCOME BEFORE TAX	4,608	6,550	11,749	11,451	12,088
TAX EXPENSE	(1,520)	(2,007)	(2,899)	(3,861)	(4,003)
INCOME BEFORE MINORITY INTEREST	3,088	4,543	8,850	7,590	8,085
MINORITY INTEREST	(313)	(475)	(810)	(1,503)	(1,956)

NET INCOME (LOSS)	2,775	4,068	8,040	6,087	6,129

Net Income per share (Rp) 1)	137.65	201.80	398.80	301.95	304.03
Net Income per ADS (40 series-B shares per ADS)-Rp	5,505.96	8,072.20	15,951.80	12,077.83	12,161.13

1)	The prior years’ net income per share has been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Shareholders of July 30, 2004.

TELKOM 2004 ANNUAL REPORT     5

CONSOLIDATED FINANCIAL RATIOS (%)

	2000	2001	2002	2003	2004
Return on Assets (ROA)	8.7	12.3	18.1	12.1	10.9
Return on Equity (ROE)	19.2	44.8	55.0	35.2	30.3
Current Ratio	248.9	76.5	108.6	82.4	78.8
Total Liabilities to Total Assets	52.3	68.8	61.2	58.2	55.2
Debt to Equity	71.6	129.7	100.2	88.3	76.6
Operating Margin	45.9	45.6	43.9	44.2	41.0
EBITDA Margin	65.8	63.5	61.5	64.5	62.6
Net Income Margin	22.8	25.0	38.6	22.4	18.1

OPERATIONAL HIGHLIGHTS

	2000	2001	2002	2003	2004
FIXED LINE
Installed Lines	7,668,007	8,041,674	8,400,662	9,558,752	11,667,927
Subscriber Lines	6,317,298	6,836,274	7,347,166	8,071,325	9,565,185
Public Telephone (including Wartel)	345,307	382,664	402,869	407,790	423,533
Lines in Service	6,662,605	7,218,938	7,750,035	8,479,115	9,988,718
Subscriber Pulse Production (billions)	71.52	78.87	80.28	80.74	81.33	*
Density (Lines in Service per 100 inhabitants)	3.07	3.25	3.45	3.54	4.11
Number of Employees	37,705	37,442	34,678	30,820	29,375
Productivity (Lines in Service per Employee)	176.70	192.91	223.49	275.12	340.00
Call Completion Rate (%)
Local	72.97	73.92	75.64	77.29	78.50
Domestic Long Distance	65.82	65.67	66.61	69.54	71.48

CELLULAR
Base Transceiver Station (BTS)	1,411	1,995	3,483	4,820	6,205
Network Capacity (millions)	1.7	3.3	7.0	10.8	17.9
Customer Base:	1,687,339	3,252,032	6,010,772	9,588,807	16,290,508
Post-paid (kartuHALO)	657,436	865,211	923,005	1,007,034	1,327,549
Pre-paid (simPATI)	1,029,903	2,386,821	5,087,767	8,581,773	11,557,758
Pre-paid (kartuAs)	—	—	—	—	3,405,201
Average Revenue per User (ARPU)	179,000	170,000	145,000	123,000	102,000
Post-paid (kartuHALO)	281,000	287,000	298,000	314,000	304,000
Pre-paid (simPATI)	103,000	111,000	103,000	95,000	84,000
Pre-paid (kartuAs)	—	—	—	—	48,000

* Only for fixed wire line

TELKOM 2004 ANNUAL REPORT     6

STOCK PERFORMANCE HIGHLIGHTS

CHRONOLOGY OF TELKOM SHARE OWNERSHIP COMPOSITION

DATES	CORPORATE ACTIONS / SHAREHOLDERS	SHARES OWNERSHIP COMPOSITION
		State of RI	%	Public	%
11/13/1995	Pre Initial Public Offering (IPO)	8,400,000,000	100.00	0	0.00

11/14/1995	IPO
	Sale of Government’s Shares	(933,334,000)		933,334,000
	New shares issued by Telkom			933,333,000
	Share Ownership Composition	7,466,666,000	80.00	1,866,667,000	20.00

12/11/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,075,995,700	75.84	2,254,667,000	24.16

05/15/1997	Distribution of incentive shares by the
	Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.81	2,257,337,300	24.19

05/07/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.19	3,155,337,300	33.81

08/02/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.19	3,407,764,284	33.81

12/07/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.29	4,607,764,284	45.71

07 /16/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.19	4,919,764,284	48.81

07/30/2004	Stocks Split (1:2)
	Share Ownership Composition	10,320,470,712	51.19	9,839,528,568	48.81

COMPOSITION OF SHARE OWNERSHIP

Authorized Capital: 1 Series-A Dwiwarna share and 79,999,999,999 Series-B shares (common shares)

Company Shareholders as of December 31, 2004
State of The Republic of Indonesia:	1 Series-A Dwiwarna share	10,320,470,711 Series-B shares (common shares)	51.19%
Public:
• National Investors		483,663,003 Series-B shares (common shares)	2.96%
• Foreign Investors		9,355,865,565 Series-B shares (common shares)	45.85%

Number of shares issued and fully paid:	1 Series-A Dwiwarna share	20,159,999,279 Series-B shares (common shares)	100.00%

Nominal value of common share is Rp 250 per share

Series-A Dwiwarna share is a special share held by the Government of the Republic of Indonesia, which has special voting rights with respect to the nomination, election, and substitution of the member of the Board of Commissioners and Directors through General Meeting of Shareholders, and amendments to the Articles of Association. Accordingly, the Government may not transfer the Dwiwarna Share. The Government’s rights with respect to the Dwiwarna Share will not be terminated unless the Articles of Association of the Company are amended, which would require the consent of the Government as the holder of such Dwiwarna share.

TELKOM 2004 ANNUAL REPORT     7

	TLKM IJ Equity						TLK US Equity
Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume
1/2/04	3525	11132000	7/2/04	3800	24983000	1/2/04	17.12	211200	7/6/04	17.02	604100
1/5/04	3775	19884000	7/6/04	4000	61009000	1/5/04	18.45	356200	7/7/04	17.35	294400
1/6/04	3900	27515000	7/7/04	3925	41478000	1/6/04	18.51	308100	7/8/04	17	161200
1/7/04	3625	19532000	7/8/04	3825	31105000	1/7/04	17.63	250400	7/9/04	16.94	213300
1/8/04	3750	19696000	7/9/04	3825	12447000	1/8/04	18.45	308600	7/12/04	16.82	242600
1/9/04	3800	42979000	7/12/04	3775	24204000	1/9/04	18.35	171500	7/13/04	16.5	163200
1/12/04	3600	25636000	7/13/04	3725	40310000	1/12/04	17.77	236600	7/14/04	16.4	186400
1/13/04	3700	19660000	7/14/04	3700	34207000	1/13/04	17.92	144200	7/15/04	16.35	140400
1/14/04	3700	13304000	7/15/04	3725	17077000	1/14/04	18	63400	7/16/04	17.15	211000
1/15/04	3650	17594000	7/16/04	3875	52823000	1/15/04	17.83	153600	7/19/04	17.16	313400
1/16/04	3725	18872000	7/19/04	3850	13479000	1/16/04	18.14	78700	7/20/04	17.41	335300
1/19/04	3800	17940000	7/20/04	3850	8309000	1/20/04	19.21	318100	7/21/04	17.15	389800
1/20/04	3875	23828000	7/21/04	3925	24168000	1/21/04	19.45	351900	7/22/04	16.8	192800
1/21/04	3925	16050000	7/22/04	3875	16549000	1/22/04	19.05	130800	7/23/04	16.79	147300
1/23/04	3975	9652000	7/23/04	3925	22021000	1/23/04	18.97	119800	7/26/04	16.6	146500
1/26/04	4025	15509000	7/26/04	3900	24820000	1/26/04	18.91	87900	7/27/04	16.42	288900
1/27/04	3925	15059000	7/27/04	3850	23789000	1/27/04	18.74	269800	7/28/04	16.77	1032900
1/28/04	3900	11761000	7/28/04	3825	25274000	1/28/04	18.02	183100	7/29/04	17.04	93900
1/29/04	3925	15555000	7/29/04	3875	22981000	1/29/04	17.98	336900	7/30/04	17.01	109100
1/30/04	3775	21735000	7/30/04	3875	27915000	1/30/04	17.81	160800	8/2/04	16.63	248000
2/3/04	3600	37254000	8/2/04	3775	16593000	2/2/04	17.86	198800	8/3/04	16.7	165200
2/4/04	3575	29031000	8/3/04	3825	15675000	2/3/04	17.45	202700	8/4/04	16.6	75300
2/5/04	3600	30389000	8/4/04	3825	2719000	2/4/04	17.19	268400	8/5/04	16.36	79300
2/6/04	3675	28769000	8/5/04	3825	11865000	2/5/04	17.13	163500	8/6/04	16.25	117700
2/9/04	3775	41405000	8/6/04	3775	21289000	2/6/04	17.39	120300	8/9/04	16.4	119900
2/10/04	3800	19773000	8/9/04	3825	15794000	2/9/04	18.03	136300	8/10/04	16.32	84600
2/11/04	3800	10248000	8/10/04	3775	13354000	2/10/04	18.21	337700	8/11/04	16.39	91900
2/12/04	3775	9128000	8/11/04	3850	28420000	2/11/04	18.4	119600	8/12/04	16.32	33900
2/13/04	3825	15943000	8/12/04	3800	10954000	2/12/04	18.26	253000	8/13/04	16.39	101800
2/16/04	3825	10673000	8/13/04	3800	8367000	2/13/04	17.93	72500	8/16/04	16.38	117500
2/17/04	3825	12506000	8/16/04	3800	16951000	2/17/04	18.03	165900	8/17/04	16.37	90000
2/18/04	3875	12906000	8/18/04	3850	17282000	2/18/04	18.19	55200	8/18/04	16.5	142100
2/19/04	3825	3303000	8/19/04	3875	11325000	2/19/04	18.25	77700	8/19/04	16.83	232800
2/20/04	3850	23983000	8/20/04	3850	12458000	2/20/04	18.14	60800	8/20/04	16.87	56500
2/24/04	3725	40637000	8/23/04	3825	19685000	2/23/04	17.97	62000	8/23/04	15.93	117500
2/25/04	3725	22470000	8/24/04	3700	12914000	2/24/04	17.57	105900	8/24/04	15.95	125200
2/26/04	3750	15736000	8/25/04	3650	8653000	2/25/04	17.71	49300	8/25/04	15.9	115600
2/27/04	3650	34756000	8/26/04	3650	10654000	2/26/04	17.55	230700	8/26/04	15.81	48000
3/1/04	3675	22126000	8/27/04	3700	13521000	2/27/04	17.22	189000	8/27/04	15.85	83200
3/2/04	3700	24570000	8/30/04	3775	12888000	3/1/04	17.7	121800	8/30/04	15.96	47000
3/3/04	3650	10707000	8/31/04	3825	37971000	3/2/04	17.61	59200	8/31/04	16.26	72300
3/4/04	3600	24274000	9/1/04	3975	51580000	3/3/04	17.38	117900	9/1/04	16.98	129600
3/5/04	3625	11583000	9/2/04	4050	40396000	3/4/04	17.25	127400	9/2/04	17.55	117100
3/8/04	3600	14738000	9/3/04	4100	20657000	3/5/04	17.3	138700	9/3/04	17.58	86500
3/9/04	3600	19878000	9/6/04	4100	14623000	3/8/04	16.19	390400	9/7/04	17.75	140700
3/10/04	3575	11969000	9/7/04	4075	8695000	3/9/04	16.49	159800	9/8/04	17.62	54300
3/11/04	3475	16743000	9/8/04	4075	6984000	3/10/04	16.35	94800	9/9/04	17.36	64700
3/12/04	3600	18947000	9/9/04	3975	87395000	3/11/04	15.45	421600	9/10/04	17.37	22400
3/15/04	3350	19892000	9/10/04	4025	29926000	3/12/04	15.97	297200	9/13/04	17.69	75000
3/16/04	3350	51921000	9/14/04	4100	51515000	3/15/04	15.13	188700	9/14/04	17.89	108400
3/17/04	3500	36337000	9/15/04	4100	29758000	3/16/04	15.33	157300	9/15/04	17.76	25900
3/18/04	3475	16307000	9/16/04	4125	37505000	3/17/04	16.31	138400	9/16/04	18.14	248500
3/19/04	3525	11446000	9/17/04	4075	31657000	3/18/04	16.29	109100	9/17/04	18.23	171900
3/23/04	3400	23738000	9/21/04	4225	82862000	3/19/04	16.08	142900	9/20/04	18.33	648700
3/24/04	3425	8640000	9/22/04	4225	18701000	3/22/04	15.35	141000	9/21/04	18.55	453400
3/25/04	3400	15476000	9/23/04	4150	26596000	3/23/04	15.7	236100	9/22/04	18.32	358800
3/26/04	3300	48048000	9/24/04	4175	8288000	3/24/04	15.73	139600	9/23/04	17.8	333700
3/29/04	3325	18408000	9/27/04	4175	22482000	3/25/04	16.35	405000	9/24/04	17.98	290100
3/30/04	3450	30064000	9/28/04	4125	18019000	3/26/04	15.49	170400	9/27/04	17.75	317400
3/31/04	3500	28818000	9/29/04	4125	5874000	3/29/04	15.75	347500	9/28/04	17.6	133100
4/1/04	3600	35707000	9/30/04	4150	8585500	3/30/04	16.35	250600	9/29/04	17.43	197300
4/2/04	3650	31023000	10/1/04	4200	21677500	3/31/04	16.85	395800	9/30/04	17.69	445400
4/6/04	3825	58546000	10/4/04	4350	84842000	4/1/04	17.24	432800	10/1/04	18.3	421700
4/7/04	3975	60510000	10/5/04	4400	24965500	4/2/04	17.54	149000	10/4/04	18.8	601100
4/8/04	4000	19828000	10/6/04	4300	24267500	4/5/04	17.71	197100	10/5/04	19	292700
4/12/04	3900	18803000	10/7/04	4275	24585500	4/6/04	18.35	402700	10/6/04	18.45	579500
4/13/04	3950	13199000	10/8/04	4275	21334000	4/7/04	18.65	599800	10/7/04	18.55	565800
4/14/04	4050	28476000	10/11/04	4350	18657500	4/8/04	18.53	225500	10/8/04	18.6	500000
4/15/04	3950	21945000	10/12/04	4275	27589500	4/12/04	18.5	218900	10/11/04	18.9	187400
4/16/04	4050	31752000	10/13/04	4350	31802000	4/13/04	18.8	518100	10/12/04	18.7	259900
4/19/04	4000	5652000	10/14/04	4300	19326500	4/14/04	18.69	148400	10/13/04	18.9	336400
4/20/04	4300	25599000	10/15/04	4300	10095500	4/15/04	18.48	81700	10/14/04	18.53	236000
4/21/04	4250	19844000	10/18/04	4275	9859000	4/16/04	18.95	112700	10/15/04	18.98	172100
4/22/04	4075	14896000	10/19/04	4400	23022000	4/19/04	18.82	109300	10/18/04	19.03	145800
4/23/04	4250	19448000	10/20/04	4325	23324500	4/20/04	19.6	231800	10/19/04	19.66	536900
4/26/04	4350	18889000	10/21/04	4250	29960000	4/21/04	19.33	90800	10/20/04	19.14	254300
4/27/04	4300	11245000	10/22/04	4350	22857000	4/22/04	19.29	145300	10/21/04	19.01	353800
4/28/04	4225	11660000	10/25/04	4300	20186000	4/23/04	19.65	121200	10/22/04	19.32	293800
4/29/04	4200	24317000	10/26/04	4175	40704500	4/26/04	19.91	166800	10/25/04	18.9	125100
4/30/04	4025	33817000	10/27/04	4200	16758000	4/27/04	19.7	131400	10/26/04	18.6	198300
5/4/04	4050	34881000	10/28/04	4300	29198000	4/28/04	19.16	222700	10/27/04	18.79	123000
5/5/04	3950	27151000	10/29/04	4350	24472000	4/29/04	18.5	415200	10/28/04	19.04	64900
5/6/04	3750	72669000	11/1/04	4350	6331500	4/30/04	18.1	306400	10/29/04	19.07	84300
5/7/04	3825	23605000	11/2/04	4575	61047000	5/3/04	18.4	388000	11/1/04	19.3	186100
5/10/04	3625	52963000	11/3/04	4725	30069500	5/4/04	19.15	217500	11/2/04	20.02	304000
5/11/04	3600	47968000	11/4/04	4600	22888000	5/5/04	18.36	444400	11/3/04	20.64	247400
5/12/04	3725	33840000	11/5/04	4650	24431500	5/6/04	17.25	370200	11/4/04	20.42	117900
5/13/04	3725	17430000	11/8/04	4625	18098500	5/7/04	16.65	465800	11/5/04	20.43	176000
5/14/04	3625	21132000	11/9/04	4675	23601500	5/10/04	15.57	581400	11/8/04	21.15	362100
5/17/04	3300	54601000	11/10/04	4750	33209000	5/11/04	16.4	343000	11/9/04	20.98	127800
5/18/04	3350	34211000	11/11/04	4700	10810500	5/12/04	16.35	166200	11/10/04	20.93	136100
5/19/04	3675	39145000	11/12/04	4725	17044500	5/13/04	16.51	102400	11/11/04	21.05	68000
5/21/04	3750	48301000	11/22/04	4950	44101500	5/14/04	16.37	83700	11/12/04	21.25	98900
5/24/04	3800	13532000	11/23/04	5000	18922000	5/17/04	15.15	422300	11/15/04	21.1	47800
5/25/04	3625	20819000	11/24/04	5100	11927000	5/18/04	15.63	523900	11/16/04	21.05	66500
5/26/04	3600	21802000	11/25/04	4950	14923000	5/19/04	17.2	931700	11/17/04	21.7	142200
5/27/04	3675	24703000	11/26/04	5000	10504000	5/20/04	16.87	541100	11/18/04	21.3	184300
5/28/04	3700	13089000	11/29/04	4950	8811000	5/21/04	16.95	213600	11/19/04	21.7	470800
5/31/04	3700	4255000	11/30/04	5000	18819500	5/24/04	16.86	200600	11/22/04	21.86	114800
6/1/04	3675	12116000	12/1/04	5100	10372500	5/25/04	16.36	580800	11/23/04	22.43	161000
6/2/04	3625	28113000	12/2/04	5200	25314500	5/26/04	16.01	415100	11/24/04	22.45	324600
6/4/04	3425	48192000	12/3/04	5000	29007000	5/27/04	16.18	515600	11/26/04	22.14	60100
6/7/04	3400	30367000	12/6/04	5000	16083500	5/28/04	16.15	392600	11/29/04	22.23	180900
6/8/04	3425	29836000	12/7/04	5100	18762000	6/1/04	16.03	351200	11/30/04	22.18	80600
6/9/04	3425	15162000	12/8/04	5050	27975000	6/2/04	15.45	697400	12/1/04	22.73	500200
6/10/04	3400	29076000	12/9/04	4900	24664500	6/3/04	14.61	1021400	12/2/04	23.33	327100
6/11/04	3400	3793000	12/10/04	4700	79551500	6/4/04	14.6	507300	12/3/04	22.59	425000
6/14/04	3300	15870000	12/13/04	4700	29600000	6/7/04	14.93	510100	12/6/04	22.51	356700
6/15/04	3400	24437000	12/14/04	4600	27737500	6/8/04	15.12	285100	12/7/04	22.38	155100
6/16/04	3425	16893000	12/15/04	4750	66325500	6/9/04	14.7	281300	12/8/04	22	86500
6/17/04	3350	7336000	12/16/04	4875	57417000	6/10/04	14.66	160500	12/9/04	20.43	1422000
6/18/04	3300	11442000	12/17/04	4950	23066500	6/14/04	14.13	223600	12/10/04	20.15	519100
6/21/04	3300	15219000	12/20/04	4925	11582000	6/15/04	14.59	217700	12/13/04	20.05	354000
6/22/04	3325	19167000	12/21/04	4900	17880500	6/16/04	14.55	116000	12/14/04	19.35	746700
6/23/04	3500	48956000	12/22/04	4875	13301000	6/17/04	14.31	164100	12/15/04	20.35	995000
6/24/04	3575	42441000	12/23/04	4825	15484000	6/18/04	14.17	256000	12/16/04	20.75	623300
6/25/04	3700	29173000	12/27/04	4875	10202000	6/21/04	14.2	258100	12/17/04	21.18	262700
6/28/04	3675	15245000	12/28/04	4850	9312000	6/22/04	14.32	242400	12/20/04	21.15	209200
6/29/04	3650	15031000	12/29/04	4900	14593000	6/23/04	15.36	748500	12/21/04	20.95	139800
6/30/04	3700	18410000	12/30/04	4825	7844000	6/24/04	15.19	287800	12/22/04	20.81	71500
7/1/04	3725	14098000				6/25/04	15.55	370500	12/23/04	21.02	131200
						6/28/04	15.31	126000	12/27/04	21.08	171300
						6/29/04	15.37	79500	12/28/04	20.9	152500
						6/30/04	15.55	425400	12/29/04	20.73	207800
						7/1/04	15.85	308100	12/30/04	20.78	155000
						7/2/04	16.53	334900	12/31/04	21.02	271100

TELKOM 2004 ANNUAL REPORT     8

DIVIDEND PAYMENTS IN THE LAST 5 YEARS

							DIVIDEND PAYMENT
	DATES OF		PAY-OUT		AMOUNT OF DIVIDEND	DIVIDEND PER	PER SHARE
FISCAL YEAR	AGM		RATIO		(RP MILLIONS)	SHARE (RP)	1st Payment		2nd Payment

2000	03/10/2004	2)	38.57	% 3)	888,654	88.16	06/21/2001		10/31/2001
							Rp 44.080		Rp 44.080

2001	03/10/2004	2)	52.23	% 3)	2,125,055	210.82	08/12/2002	4)	—
							Rp 210.82		—

2002	03/10/2004	2)	41.52	% 3)	3,338,109	331.16	06/12/2003	4)	—
							Rp 331.16		—

2003	07/30/2004		50.00%		3,043,614	301.95	09/06/2004	4)	—
							Rp 301.95

2004	-	5)	—		143,377	7.11	01/06/2005	6)	—
							Rp 7.11		—

QUARTERLY STOCK PRICES IN 2003 AND 2004 7)

	JSE (RP) / SHARE		NYSE (US$)/ADS		LSE (US$)/ADS
	HIGHEST	LOWEST	HIGHEST	LOWEST	HIGHEST	LOWEST

2003
First Quarter	1,863	1,613	8.44	7.30	8.53	7.27
Second Quarter	2,475	1,825	12.09	8.19	11.78	8.33
Third Quarter	3,000	2,063	13.73	9.85	13.90	9.60
Fourth Quarter	3,375	2,825	16.42	13.13	16.05	13.40

2004
First Quarter	4,025	3,300	19.45	15.13	18.90	14.75
Second Quarter	4,350	3,300	19.91	14.13	19.95	14.05
Third Quarter	4,225	3,650	18.55	15.81	18.39	15.75
Fourth Quarter	5,200	4,175	23.33	18.30	22.91	17.55

1)	ADS = American Depositary Shares, 1 ADS represents 40 ordinary shares after stock split

2)	EGM = Extraordinary General Meeting of Shareholders

3)	Based on the result of the re-audit of 2002 financial statements, approved by the EGM, dividend payment ratio for the fiscal year of 2000, 2001 and 2002 has been changed, however the amount of dividend has remained unchanged.

4)	Payment to public shareholders was completed in one installment whereas to the Government of the Republic of Indonesia in two installments.

5)	Interim dividend has been approved in the Board of Directors Meeting on December 7, 2004.

6)	Dividend for the Government of the Republic of Indonesia was paid on December 29, 2004 and for the public was paid on January 6, 2005.

7)	All of the historical share prices and ADS have been adjusted to reflect new number of shares after the stock split.

Data source: from Bloomberg with rounding adjustment.

TELEKOM 2004 ANNUAL REPORT 9

MESSAGE FROM THE PRESIDENT COMMISSIONER

Photo of Tanri Abeng, Telkom’s President Commissioner

The year 2004 was a turning point and also an outstanding business development. In line with the eminent growth in the number of fixed wire line telephone and cellular customers by 17.8% and 69.9%, respectively, the Company’s revenue of Rp 33.95 trillion showed an increase of 25.2%. At the end of year 2004, the Company’s stock was listed at Rp 4,825, an increase of 36.9% compared to the stock price in the beginning year of 2004. Furthermore, TELKOM’s capitalization that reached Rp 97.27 trillion or the equivalent of US$10.43 billion, is still the highest in terms of market capitalization and also contributes 14.3% of the total stock market capitalization at the JSX.

TELEKOM 2004 ANNUAL REPORT 10

For the Indonesian nation, the year 2004 was also a year full of dynamic changes toward a more promising life. The emerging new administration of the team of Susilo Bambang Yudhoyono and Muhammad Jusuf Kalla, as the President and Vice-President of the Republic of Indonesia, has become an exceptional phenomenon because they were directly elected, for the first time, by the majority of the Indonesian people. As a whole, the 2004 General Election was deemed to be safe, fair and democratic. It was also an important turning momentum in the history of Indonesia’s political development. Equally important is the political process that always influences the implementation of economic policies, which are likely to become more closely controlled with the election of vice President, Jusuf Kalla, as the Chairman of the Golkar Party, the largest winner of votes in the legislative election in 2004.

Inheriting relatively stable macro-economic conditions, the new administration of Yudhoyono-Kalla started their strategic economic move by prioritizing infrastructure development, creating a conducive investment environment as well as synergizing national resources for the development of small-and medium-scale businesses. The proposed 91 infrastructure projects worth US$ 22.5 billion are expected to create employment opportunities for a lot of people and enhance growth in all sectors. The implementation of the new government’s strategic economy plan is expected to boost economic growth, in an average of above 6% per year. This estimate appears to be even more realistic considering the 2004 economic growth rate of 5.1%.

The Company will use the momentum of high economic growth, political stability and a kept-in-check national safety situation to maximize the utilization of all of its resources in order to attain optimal business results. The Company’s management team will continue its transformation process for a better utilization of its resources, including human resources, as effectively as possible in response to market competition following privatization in the telecommunications industry. Throughout the year, the Company was continuously developing infrastructure plans as well as new products and services to anticipate the dynamics of the market and also growing business opportunities. The initiative and efforts to develop the business are expected to give a major contribution for many promising years to come.

With the requirement to follow Jakarta Stock Exchange (JSX) and New York Stock Exchange (NYSE) regulations, the Company gives priority to administering and improving the effectiveness of its internal governance structure with focus on administering and developing internal control as well as enterprise risk management. Those systems are based on Good Corporate Governance (GCG) practices and regulations that oversee public companies in accordance with the Sarbanes-Oxley Act of 2002. The purpose of those systems is to manage and determine the governance and accountability structure of public companies listed on the US stock exchanges.

Along with the above activities, continuous effort were made to increase corporate governance effectiveness through the improvement in internal control function of the Board of Commissioners. This was done by continuously strengthening and improving activities of commissioner committees in overseeing and monitoring sectors such as audit, internal control and risk management (audit committee) as well as strategic planning, budget planning and capital expenditure allocation (Company’s Planning and Review Committee).

Meanwhile, initial steps were made to complete the Board of Commissioner Committees, particularly the Nomination and Remuneration Committee to help the process of developing talent and leadership qualities needed to ensure that key positions are filled by competent human resources, in line with the demand and challenge in the competitive business world.

All initiatives and the company’s organizational & management development will be aimed at reinforcing the existing system, in order to achieve a strategic and synergy effect.

Finally, on behalf of the Board of Commissioners, I would like to thank the Board of Directors, the management and all personnel who have been making relentless efforts, working with full dedication to achieve the performance that we are all so proud of. I would also like to express our highest appreciation to the shareholders for their full support of TELKOM.

Jakarta, May 30, 2005
President Commissioner
Tanri Abeng

TELEKOM 2004 ANNUAL REPORT 11

MESSAGE FROM THE PRESIDENT DIRECTOR

TELKOM is facing a changing business environment

TELKOM is consistently striving to improve its performance, at the same time, maintaining its status as the market leader in the national telecommunication industry in support of the Company’s vision to become a leading InfoCom company in the region. Several innovations have been introduced throughout 2004 to complement the Company’s achievements in the past.

TELEKOM 2004 ANNUAL REPORT 12

Photo of Kristiono, TELKOM’s President Director

TELKOM stocks were among of the finest stocks on the Jakarta Stock Exchange ranking high at the top of the list in terms of market capitalization, value and trading frequency during 2004. Its stock price at the end of 2004 was at Rp 4,825 or up by 36.9% compared to the stock price at the beginning of 2004. This caused the market capitalization to reach Rp 97.27 trillion.

In 2004, the Company booked a consolidated net profit of Rp 6.13 trillion, up by 0.7% compared to the consolidated net profit in 2003. Besides that, TELKOM successfully booked consolidated revenue of Rp 33.95 trillion with a growth of 25.2% compared to the consolidated revenue in 2003. Consolidated operating expenses reached Rp 20.02 trillion with an increase of 32.2% compared to the consolidated operating expenses in 2003. Consolidated EBITDA by the end of 2004 was Rp 21.24 trillion, where the amount reflected an increase of 21.5% compared to that in 2003. EBITDA margin reached 62.6%. Earnings per Share (EPS) went up by 0.7% from Rp 301.95 in 2003 to Rp 304.03 in 2004.

At the end of 2004, the number of fixed phone lines reached 9.9 million lines or rose by 17.8% compared to 2003. Meanwhile, the number of cellular customers went up by 69.9% compared to the year before, to a total of 16.3 million customers. Other than that, the number of TELKOMFlexi customers grew significantly compared to 2003, with a total of 5 times higher compared to the coverage cities, to 1.4 million customers.

In line with all of the above the accomplishments, and also in order to anticipate further restructuring in the telecommunication sector by the government, TELKOM is continuously conducting transformation programs, such as reorganization, human resources, infrastructure as well as products and services, as a way to become an integrated and the most complete telecommunication system provider in Indonesia with the focus on Phone, Mobile and Multimedia (PMM).

TELEKOM 2004 ANNUAL REPORT 13

Throughout 2004, the Company launched a number of new products to enhance its existing product portfolio. In March 2004, FlexiCombo was launched enabling customers to use several numbers in 3 different cities. Furthermore, the Company also launched TELKOM International Call 007 (TIC007), providing additional international telecommunication services in addition to TELKOMGlobal 017 with VoIP base launched earlier. Up to now, TIC007 has 25% market share.

In July 2004, TELKOMSpeedy was introduced as a high-speed internet access service with the Asymmetric Digital Subscriber Line (ADSL) technology in Jakarta and Surabaya with around 10,710 customers. In line with the development of the multimedia business, a product called Internet Value Added Service (I-VAS) was presented to serve as a payment tool for various internet services called micro-payment, and also Home Office Tele Screen (HOTS) that can be utilized for remote monitoring of a certain location, such as an office or a home.

Furthermore, Telkomsel released a product called kartuAs in May 2004, a prepaid card intended for the middle and lower income segments. The market responded with enthusiasm, which was evident from the fact that since the launching in May 2004 up to the end of 2004, the number of kartuAs customers reached 3.4 million subscribers. Another TELKOM subsidiary, Infomedia Nusantara, launched an electronic yellow pages service called E-Kios that can be accessed by anyone from various public places.

In terms of infrastructure, the Company has been constantly improving the size and quality of its network overall. In 2004, the Company completed the contribution of a fiber optic communication system backbone in Kalimantan and Sulawesi, with a total of 1,007 km and 900 km respectively. Moreover, starting in May 2004, in cooperation with Telekom Malaysia Berhad and NEC Corporation, the Company built a submerged cable system that connects Dumai and Malacca. The project was completed and placed into service in February 2005.

In order to mitigate foreign currency exchange risks and to be more efficient in interest payments, TELKOM has done some debt refinancing on its two-step loans in the amount of Rp 701.3 billion, US$48.8 million and Euro 14.5 million from the Indonesian government, US$123 million debt buy-back of ex-PT AriaWest International (AWI) and also issued Rp 1.125 trillion Medium-Term Notes.

TELEKOM 2004 ANNUAL REPORT 14

TELKOM will continue to improve its performance, at the same time maintaining its status as market leader, with focus on Phone, Mobile and Multimedia businesses.

As resolved in the Annual General Meeting of Shareholders on July 30, 2004 and on September 2004 respectively, the Company conducted a two-for-one stock-split from the par value share of Rp 500 to Rp 250. With this stock split, TELKOM stocks are expected to be more actively traded because more investors are likely to invest in the stocks, including small investors.

In the context of implementation of GCG, the Company has developed internal control procedures and has also launched the Company’s Internal Control Integration Project. Besides that, a Disclosure Committee responsible for the Company’s disclosures and a GCG implementation Oversight Committee, which is a joint effort between management and labor union, were established. The management has also approved the business ethic guidelines for all TELKOM employees.

As a manifestation of our commitment to Good Corporate Citizenship, TELKOM has undertaken various partnership and environment development programs in 2004, including social activities and restoration of telecommunication facilities damaged by the tsunami in Aceh and North Sumatera.

The success that has been accomplished by the Company has been due to the hard work of all TELKOM employees and also the support of all stakeholders. Finally, we would like to sincerely thank our customers, shareholders, staff, business partners and other stakeholders for their support to the Company.

Jakarta, May 30, 2005

Kristiono

President Director

TELEKOM 2004 ANNUAL REPORT 15

GOOD CORPORATE GOVERNANCE

TELKOM is committed to developing and implementing good corporate governance based on domestic and international stock exchange regulations

As a dually listed company, listed locally and overseas, TELKOM is committed to developing and implementing good corporate governance based on domestic and international stock exchange regulations. The Company realizes the importance of Good Corporate Governance (GCG) to improve its performance and the Company’s accountability to the public.

TELKOM’S ORGANIZATION

In general, TELKOM’s organization consists of the Board of Commissioners, the Board of Directors and Division Units. The Board of Commissioners is headed by the President Commissioner whose job is to oversee the company’s operational flow led by the Board of Directors. In performing their duties, members of the Board of Commissioners are assisted by the Audit Committee, the Nomination and Remuneration Committee as well as the Company’s Planning and Review Committee. A coordinated internal meeting of the Board of Commissioners and the Board of Directors is held every 2 (two) weeks.

The Audit Committee consists of 7 (seven) members, consisting of 2 (two) Independent Commissioners, 1 (one) Commissioner and 4 (four) independent members from outside the Company. The Audit Committee is headed by an Independent Commissioner. Meanwhile, 2 (two) other members are appointed as a finance and accounting experts and an internal control expert. The guidelines used by the Audit Committee is Audit Committee Charter stipulated based on the Commissioners’ Decision, encompassing the purposes, duties and responsibilities as well as the authority of the Audit Committee. The Charter Audit Committee is updated from time to time in order remain in line with current regulations in Indonesia and the US. The duties and responsibilities of the Audit Committee including, among others things, the analyses of financial information prior to publishing, selection and nomination of selecting and recommending for independent auditors candidates, supervising independent auditors’ work, monitoring internal control effectiveness, monitoring the Company’s compliance with existing regulations and performing special tasks assigned by Commissioners.

The Nomination and Remuneration Committee consists of 3 (three) members with qualifications in accounting, law and management, who are responsible to formulate

TELEKOM 2004 ANNUAL REPORT 16

JANTO WARJANTO
Head of Divre Long Distance
(up to September)

In 2004, TELKOM moved in the direction of international business affirmation, by the successful launching of its prime products such as TIC 007 and the construction of SKKL TIS and DMCS.

Photo of Janto Warjanto

ARIEF YAHYA
Head of Divre V (East Java)

In 2004, the revenue from sales and the customer satisfaction index (CSI) of Divre V obtained the predicate of the best, with about 20% of revenue growth. In 2005, Divre V will be focusing on two new driver engines, namely TELKOMFlexi and Speedy.

Photo of Arief Yahya

Photo of Mahmur Suriadiredja

MAHMUR SURIADIREDJA
Head of Divre III
(West Java and Banten)

The synergy between TELKOM and Telkomsel, has been achieved by Regional Division III by contributing telecommunication facilities or Fastel to Telkomsel in 32 district capitals. Meanwhile for fixed wireless network (FWN) division, Regional Division III has provided telecommunication facilities in 30 district capitals. This synergy would reduce spending on operational and capital expenditures.

Photo of Alex J. Sinaga

ALEX J. SINAGA
Head of Fixed Wireless Network
Division — FWM

In 2004, TELKOMFlexi achieved 1,000,000 customers, with the number of connected lines reaching 2,000,000 connection units. This proves that the market has favorably accepted TELKOMFlexi. The next milestone will be to reach 2,000,000 customers, and the demand for customer satisfaction will be a driving force for continuously improving quality.

SEPTIKA N. WIDYASRINI
Head of Multimedia Division

A transformation of the multimedia business was conducted with the support of the IP Backbone as TELKOM’s basis for entering the era of next generation. The penetration of multimedia products on the market was conducted in order to strengthen the performance of existing products, bringing in application and content-based products and services, and push e-mail. Host-to-host infrastructure and system for telephone bill payment was developed into a e-payment platform settlement service.

Photo of Septika N. Widyasrini

SYARIFUDIN SAGUNI
Head of Divre VII (Eastern Indonesia)

Divre VII covers a very specific area, with rich and promising resources. All TELKOM products have been introduced, however, additional density is highly required for enhancing the economic growth of Divre VII.

Photo of Syarifudin Saguni

TELEKOM 2004 ANNUAL REPORT 17

nomination and selection procedure for strategic positions in the Company and to formulate remuneration system for the Company’s Board of Directors.

The Planning and Review Committee consists of 9 (nine) members with qualifications in accounting, economics, law and engineering, whose responsibility is to conduct a comprehensive review on the Company’s Long-Term Plan (CLTP) and the Company’s Budgeting Plan (CBP) proposed by the Board of Directors. The Committee is also responsible to evaluate the implementation of the CLTP and CBP according to the projected CLTP and CBP approved by the Commissioners.

The Board of Directors consists of 1 (one) President Director and 4 (four) Directors, namely a Director of Finance, Director of Telecommunication Services Business, Director of Telecommunication Networks Business and Director of Human Resources and Supporting Businesses. In performing its duties, a meeting of the Board of Directors is held every week to go over review the Company’s operations and development. The Board of Directors reports the Company’s performance as well as the goals achieved to the Board of Commissioners on a quarterly basis. The Board of Directors reports its accomplishments to the shareholders in the General Meeting of Shareholders.

On an attempt to improve the implementation of GCG, the Board of Directors has formed a Disclosure Committee, an Implementation Oversight Committee and an Internal Control Integration Project. The Disclosure Committee consists of 14 (fourteen) members led by the Finance Director with duties to develop the certification process of financial reporting and to evaluate the adequacy of the Company’s information to the public. Meanwhile, the GCG Implementation Monitoring Committee or also known as Patriot Committee 135, consists of 7 (seven) members led by the Director of Human Resources. This Committee’s function is to monitor the implementation of GCG in the Company. The Company’s Internal Control Integration Project coordinates the planning and execution of the integration process of the Company’s internal control.

The Board of Directors also has formed Corporate Transformation Group that conducts the Company’s transformation in order to boost the value of the Company, and Corporate Compliance Group that is responsible for the implemention of the compliance control function and the implementation of legal protection over the Company’s activities.

Good Corporate Governance Guidelines

In complementing the existing good corporate governance, the Board of Directors has been applying Regulations on the Implementation of GCG at TELKOM that manages the mechanism between the

TELEKOM 2004 ANNUAL REPORT 18

TELKOM uses good corporate governance that based on domestic and international stock exchange regulations to guide them in running its operations, with the aim of improving performance and of improving Company’s accountability to the public.

Board of Commissioners and the Board of Directors, business ethic standard, policy and procedures, internal control as well as risk management. Furthermore, TELKOM business ethics have also been determined, consisting of the vision, mission of the Company and corporate culture as well as the implementation of work ethics by acting upon the 7 (seven) points of Committed 2 U, which include honesty, transparency, commitment, partnership, discipline, care and responsibility. These also entail the 5 main attitudes (stretch the goals, simplify, involve everyone, quality is my job, reward the winner) and also supporting the policy, such as improving individual’s capacity, maintaining confidentiality, sustaining loyalty, avoiding restriction, protecting the Company’s infrastructure and preserving the working environment.

Business ethics also formulate trade ethics where TELKOM adheres to honorable business principles in maintaining a relationship with regulators and shareholders, that including the guidelines in maintain relationships with customers, creating a synergy with business partners, making efforts to maximize shareholders’ profit, maintaining fair competition, realizing the Company’s social responsibility as well as maintaining relationship with employees.

As a company listed on the New York Stock Exchange (NYSE), in an attempt to comply with the Sarbanes Oxley Act 404 regarding internal control on financial reporting, TELKOM has restructured the procedure of internal control on financial reporting.

The Implementation of GCG

To illustrate the implementation of GCG at TELKOM, some examples of GCG implementation have been classified according to the five main principles, they are Transparency, Independence, Accountability, Responsibility and Fairness.

TRANSPARENCY

The aspects of transparency in running businesses at TELKOM can be seen from many angles. In maintaining transparency to the public and shareholders, the Company provides full disclosure in accordance with both domestic and foreign stock exchange regulations as well as disclosure initiated by the Company when presenting the best service to public and shareholders.

In accordance to the Indonesian stock exchange regulations, TELKOM has submitted reports in the Indonesian unaudited Quarterly Financial Statements, audited Annual Financial Statements, and Annual Report. In addition, the Company held a public expose on December 6, 2004. Throughout 2004, the Company has circulated 18 press releases, which covered all essential activities within the Company. TELKOM published advertisement on its end-of-year 2003 financial statements in both Indonesian and English newspapers.

TELEKOM 2004 ANNUAL REPORT 19

For the NYSE in particular, TELKOM submitted reports in English of its 2003 annual report following Form-20F on June 30, 2004 to the Securities and Exchange Commission (SEC) in the US. The 20-F Report contains all detailed information regarding the Company, such as business risks, the Company’s development strategy, accounting treatment, explanation regarding subsidiary companies, internal control and procedures as well as legal matters.

At the Company’s own initiative, each quarter the Company circulated an Info Memo that includes report on the Company’s financial and operational performance. Subsequently, TELKOM holds conference calls between the Directors and investors, as well as domestic and overseas stock market analysts.

Other activities that support transparency included in-house investor meetings at the Investor Relations Unit office or with the Board of Directors, which totaled as many as 120 meetings in 2004. The Board of Directors also attended 10 investor meetings in Asia, Europe and the US.

Moreover, the Company announced Directors’ and Commissioners’ remuneration in accordance with the result from the shareholders’ meeting in July 2004 in several printed media and the 20-F annual report. The Company also announced other disclosure documents on the Company’s website, www.telkom-indonesia.com.

Transparency in the decision making process

In order to implement transparency aspects in the making of each decision, their have been several examples of the Company’s accomplishment in 2004, including the development of information infrastructure in the form of intranet and knowledge management. As for knowledge management, it has become a media where every employee can submit information, such as essays, ideas and suggestions. The information can be accessed by every TELKOM employee. Implementable or innovative ideas are either rewarded by the management or are awarded a certificate through an evaluation by the Certification Committee.

Transparency to the partners

To ensure transparency to all our business partners, TELKOM has implemented e-procurement in the process of goods and services procurement. With e-procurement, physical contact between vendors and TELKOM can be reduced, and all tender process are implemented in the computerized system to support transparency. All vendors receive the same information.

Transparency in preparation of financial statements

To follow the rules stipulated by the Sarbanes Oxley Act section 404 issued by the US-SEC, the Company, with the help of its Consultant, has developed and implemented internal control procedures to ensure reliability and accountability of financial statements.

TELEKOM 2004 ANNUAL REPORT 20

Transparency in employee performance evaluation

Employees’ competence is evaluated by using the competency assessment tool, using a 360-degree method that involves the related employee, direct supervisors, peers, subordinates and also individual assessment documents. An assessment center is available for the purpose of determining employee’s potential in job placement and promotion.

INDEPENDENCE

Regarding the independency aspect, the Board of Directors and the Board of Commissioners of TELKOM are able to give an independent opinion in making a decision.

Examples of Independency in Finance, Human Resources and Network

With an ever positive cash flow, most of TELKOM’s capital expenditure is financed by the Company’s internal funds.

When appointing an officer at a certain level, some short-listed candidates are selected by job tender and staff meeting.

TELKOM has a wide network throughout Indonesia, all of which is owned by the Company.

ACCOUNTABILITY

In order to sustain accountability, it is necessary to have clear function, execution and responsibility of each corporate organ, so that the management of the company can be carried out effectively.

Accountability Aspect in Submission of Financial Statements

The Annual General Meeting of Shareholders held on July 30, 2004 was an apparatus where the Board of Directors exercised accountability in respect of the Company’s annual report and the reports were approved by shareholders. In addition, reports of the Board of Directors to the Board of Commissioners regarding the annual budget for 2005 and routine discussion between the Board of Directors and the Board of Commissioners on quarterly and annual financial performance evaluation was implementation of GCG at TELKOM in the accountability aspect. Meanwhile, the Quarterly Financial Statements are reported to the public through announcement placed at 2 (two) widely circulated newspapers.

Accountability Aspect in examining the Financial Statements

The Internal Auditor has actively participated in the inspection of each business unit. It also actively assists TELKOM to make sure that the established policy is being followed and the system procedure is complied. In addition, to maintain the compliance with capital market regulations both local and overseas, TELKOM has appointed public accounting firm KPMG to audit the Company’s financial statements for the year 2004.

TELEKOM 2004 ANNUAL REPORT 21

Disclosure Activities	Activities	Schedule
Conference Call	4 times	Every three months
Analyst/Investor Meeting	120 times	2 or 3 times in a week
Public Expose	1 time	December 6, 2004
Annual General Shareholders’ Meeting	1 time	July 30, 2004

Extraordinary General
Shareholders’ Meeting	1 time	March 10, 2004

Press Release	18 times

Accountability Aspect in Human Resources

In regards to efforts to enhance human resources performance, a reward and punishment system has been put in place for the employees.

RESPONSIBILITY

TELKOM pursues compliance in the management of the Company in light of prevailing regulations and healthy corporate principles. Each part has a separate duty and functions, where the responsibility for each is clearly stated in the Company’s policy in line with established regulations and corporate principles.

FAIRNESS

In reporting Company information, TELKOM exercised equal treatment for public, the stock market authority, the stock exchange community and shareholders. Relationships with employees are also being maintained by avoiding any discrimination, among others respect for employees’ rights, equal opportunities without showing prejudice against race, nationality, religion, gender and treating employees as valuable assets.

The Remuneration Committee holds an important role in deciding the Board of Directors and the Board of Commissioners’ remuneration system. In addition, TELKOM is doing frequent survey regarding the remuneration level within the telecommunication industry as well as in all other industries in the country as an evaluation material on the remuneration of Company’s employees.

The Job Completion of The Audit Committee

Throughout fiscal year 2004, the Audit Committee has done its jobs in accordance to its job description, among others (i) as a follow up on the result of the shareholders’ meeting on July 30, 2004, putting together regulations and policy for independent auditors to perform audit of consolidated 2004 financial statements, (ii) to monitor the audit process of 2004 consolidated financial statements to make sure that, when doing their job, independent auditors are to stay objective and independent in accordance with the professional standard of public accountants and also show competencies in implementing valid accounting principles in Indonesia and the US, (iii) to monitor the improvement process of internal control while getting ready to go through audit of the internal control on the reporting of the financial statements in accordance with the Sarbanes Oxley Act of 2002 section 404, (iv) to push the formation of Disclosure Committee to assist the Board of Directors in certifying the financial reporting based on the Sarbanes Oxley Act of 2002 section 302 and Exchange Act Rules 13a-15(e) and 15d-15(e).

TELEKOM 2004 ANNUAL REPORT 22

AWARDS AND ACHIEVEMENTS

Photo of The Best Stock Performance of BUMN plaque

Photo of BUMN & CEO BUMN Awards 2004 plaque

Photo of award for Kristiono, as The Best CEO BUMN in 2004.

•	Business & BUMN Review magazine awarded TELKOM as The Best BUMN for Tax Contribution at the Anugerah Business & BUMN Review 2004 event.

•	Business & BUMN Review magazine also awarded TELKOM as The Best Stock Performance for BUMN at the Anugerah Business & BUMN Review 2004 event.

•	State Minister of SOEs at the BUMN Award in cooperation with SWAT, UI, IPMI and Al-Azhar University has awarded President Director of TELKOM, Kristiono, as The Best CEO BUMN in 2004.

•	MarkPlus, in collaboration with Magister Accounting Program from Economic Faculty of University of Indonesia and SWA magazine awarded TELKOM (rank 2) in Value Creator Award in the category of assets of more than Rp 1 trillion.

•	Investor magazine awarded TELKOM as the Best Non-Financing State-Owned Company in 2004. The award was given based on growth in net profit, full year revenue, ROA, ROE and net margin.

•	Investor magazine also awarded TELKOM as The Best Bond of year 2004 in the Indonesian Financial Figure 2004 event.

•	Finance Asia magazine awarded TELKOM as Best Managed Company (ranking 7), Best Investor Relation (ranking 5) and as Most Committed to Strong Dividend Policy (ranking 2) in the Asia’s Best Companies 2004 event.

•	Business Week magazine in The Global 1000: The World’s Most Valuable Companies, ranked TELKOM at number 686.

•	Asiamoney magazine awarded TELKOM Finance Director as The Best Chief Financial Officer in Indonesia. The award was based on annual polling of Best Managed Company conducted by Asiamoney magazine.

TELEKOM 2004 ANNUAL REPORT 23

NANANG ISMAIL KOSIM
Head of Divre VI (Kalimantan)

2004 was a year of business recovery for TELKOM Divre VI Kalimantan following the taking over of KSC, which motivated all staff members to win the competition in the telecommunication services market there. Divre VI is expected to become market leader.

SYARIF SYARIAL AHMAD
Head of CISC Division

2004 was a year of transformation in carrier and interconnection business management, initially oriented at administration and management performance, heading in a more business value direction.

Photo of Syarif Syarial Ahmad

KISKENDA SURIARAHARDJA
Head of Divre II (Jakarta)

The achievements of Divre II in the year 2004 have contributed to TELKOM’s competitiveness, becoming a role model in good business management based on the principles of good corporate governance and good corporate citizenship, preparing the business management of POTS, TELKOMFlexi and broadband to win the competition on the market.

Photo of Nanang Ismail Kosim	Photo of Tri Djatmiko

SARWOTO ATMOSUTARNO
Head of Divre Long Distance (as from September 2004 up to now)

DLD’s challenge in the years ahead is to pay more attention to the values expected by its customers, by providing optimal services, in a timely and sustainable manner.

Photo of Sarwoto

Photo of Kiskenda Suriahardja	Photo of I Nyoman G. Wiryanata

TRI DJATMIKO
Head of Divre IV (Central Java and Special Territory of Yogyakarta)

The year 2004 was a year of revival for TELKOM Divre IV Central Java and the Special Territory of Yogyakarta, aiming at the national InfoCom industry and the regional area. The year 2004 was also marked by the booming of active sales of TELKOMFlexi, reaching 200,000 sst.

ERMADY DAHLAN
Head of Divre ESC (Enterprise)

In 2004, we were able to realize our obsession, namely to make ESC “To become the most convenient INFOCOM PROVIDER to do business with...”, not only for corporate customers, but also for internal TELKOM GROUP and partners.

Photo of Ermady Dahlan

I NYOMAN C. WIRYANATA
Head of Divre I (Sumatera)

In 2004, transformation to and from the neighboring country through Sumatera became easier, leading to an increasing need for fastel services. All management and staff of Divre I in Sumatera are and will remain fully committed to providing the best for our stakeholders.

TELEKOM 2004 ANNUAL REPORT 24

PRODUCTS AND SERVICES

In line with the growth in customers’ needs, TELKOM continued to create new product innovation to fulfill its customers’ needs. As a full service and network provider, TELKOM has a range of business portfolio of Phone, Mobile and Multimedia. The three business portfolios are divided into 5 business groups, namely Fixed Wire-line, Fixed Wireless, Mobile, Data & Internet, and Network & Interconnection to serve all customer segments, which include personal line for retail customers, corporate line for corporate customers and Other Licensed Operators (OLO) for wholesale customers.

Realizing the importance of satisfied customers, TELKOM has developed an organization that focused on customer service (customer-centric organization), both at the headquarters level and at the division level. Each customer is managed by different divisions. OLO customers are served by Carrier & Interconnection Service (CISC) Division, corporate customers are taken care of by the Enterprise Division, and retail customers are managed by the Regional Division.

Several of TELKOM’s main products include Fixed Wire Line including TELKOMLokal, TELKOMSLJJ, TIC 007 and TELKOMSpeedy; from Fixed Wireless is TELKOMFlexi; from cellular there are three products, namely kartuHALO (postpaid), simPATI (prepaid) and kartuAs (prepaid); from Data & Internet including SMS, TELKOMSave (VoIP), TELKOMGlobal (VoIP), and TELKOMNet Instan; while from Network & Interconnection including TELKOMIntercarrier and TELKOMSatellite.

TELKOMLokal is a form of communication services where a customer can communicate with an other customer within a distance of less than 30 km or within a local area. In general, the location of both customers is still within the same area code, for example area code 021 for Jakarta area, area code 031 for Surabaya and its surrounding area. The rate for local phone call is Rp 250 per pulse.

TELKOMSLJJ is a communication service where a customer does a long-distance communication with an other customer still within Indonesia. In general, each customer is in a different area code. The direct-dial long-distance rate depends on the distance and time of usage. For example, for distances between 20-30 km, the rate per minute ranges between Rp 122 and Rp 163. Meanwhile, for distances between 200 — 500 km’s, the rate per minute ranges between Rp 460 and Rp 1,815. TELKOM also gives a discounted rate for usage at certain time of the day, for example in the evening, between 23.00 — 06.00, the markdown will be 75%. Meanwhile, during national holidays, the 75% discount will be applied for all day telecommunication.

TIC 007 was introduced in June 2004 and it was a clear channel international telecommunication services with access code 007. This service has complemented the existing international telecommunication service called TELKOMGlobal 017 that uses the VoIP technology. Through the TIC 007, customers are able to communicate with all destination countries.

TELKOMSpeedy, which was launched in July 2004, is a high speed internet service of up to 512 kbps, using regular telephone line and the Asymmetric Digital Subscriber Line (ADSL) modem that is available in the market. The telephone line can be used to make a voice communication and internet access at the same time. In order to obtain Speedy service, customers only have to contact TELKOM147, without the need to go to another Internet Service Provider (ISP). The ADSL modem can be obtained by the customer itself. The TELKOMSpeedy rate offered to individual customers includes activation

TELEKOM 2004 ANNUAL REPORT 25

Photo of Telkomflexi
Advertisement

Photo of kartuHALO
SIM card

Photo of kartuAS
SIM card

Photo of Simpati
SIM card

fee of Rp 200,000 plus a monthly fee ranging between Rp 300,000 and Rp 800,000, depending on the selected speed, between 384 kbps and 512 kbp. In the meantime, for corporate customers, unlimited services are available with speed between 384 kbps, with an activation fee of Rp 2,500,000 and a monthly fee Rp 3,800,000.

TELKOMFlexi is a fixed wireless telephone service that uses CDMA 2000 1X introduced to the public in December 2002. The service coverage of this service is limited to a specific area code, for example 021 area code for Jakarta and surrounding area and 022 for Bandung. It does not have roaming facilities like cellular phones. TELKOMFlexi has no roaming facility like cellular phone. TELKOMFlexi is very cost-effective because the rate is, in general, the same as the regular house phone rate.

TELKOMFlexi customers can have two types of subscriptions, namely Classy (Post-paid) and Trendy (Pre-paid). Depending on the telephone type, FlexiHome services can be used at home with a regular size home phone, but without cable. FlexiCity that uses a portable handset can be carried anywhere, such as a GSM handset, which is already well known by the public. In addition, FlexiCombo, a card with three numbers for three different cities, was introduced in June 2004.

Main products of Telkomsel are kartuHALO (post paid), simPATI (Prepaid), kartuAs (prepaid). Generally, postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for roaming, SMS, local, domestic-long distance and international services. Beginning April 2004, postpaid subscribers can also choose among the following options: free national roaming: 150 free SMS per month; or waiver of the monthly subscription charge. Prepaid customers purchase a starter package, the price of which starts at Rp 25,000 for kartuAs customers and Rp 50,000 for simPATI customers. Prepaid customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers.

TELKOMSave is the telephony service with two stage dialing for long distance communications and when making international call, which were packaged in prepaid (access code 17017) and postpaid - account & PIN registered (access code 17071). TelkomSave’s advantage is controllable, that customers are able to make sure and limit the maximum amount of their monthly bill.

TELKOMGlobal 017 is an internet telephony service with one stage dialing to make international calls. This product is bundled in a postpaid format. Customers can use the service after initial registration through TELKOM customer service with neither activation nor subscription fee required. The cost of using this service is more economical than the cost to make an international call through clear channel.

TELKOMNet is a dial-up internet access service and a high-speed internet service with a dedicated link.

As a full service & network provider, TELKOM always creates new products to meet customers’ demand.

TELEKOM 2004 ANNUAL REPORT 26

Photo of TELKOM’s Call Centre

Customers can have a selection of several TELKOMNet services, such as TELKOMNet Instan, TELKOMNet ISDN, TELKOMNet ASTINET Turbo, DSL and TELKOMNet Wholesale. The TELKOMNet Instan has been very popular with the public, because in order to access this service, customers do not have to become a TELKOM subscriber, like the regular Internet Service Provider (ISP). Customers can just dial 080-989-999 use the user name:telkomnet@instant and password: telkom, through a regular home phone or through TELKOMFlexi. It can also be accessed by a cellular phone.

TELKOMIntercarrier is an interconnection service for service providers and/or other network providers. TELKOMIntercarrier covers network interconnection services, interconnection service and leased line.

TELKOMSatellite is all product services for corporate customers in the form of leased line or channel on the Telkom-1 satellite or Palapa B-4 with a satellite technology base. The service group includes, among others, transponder lease, TV Uplink, Satellite Data communication (VSAT) and others.

TELEKOM 2004 ANNUAL REPORT 27

Photo of TELKOM’s network area

Striving to achieve its vision, TELKOM is moving toward a customer-centric company by transforming to a Phone, Mobile and Multimedia company.

TELEKOM 2004 ANNUAL REPORT 28

OPERATIONAL REVIEW

Throughout 2004, there has been a development in the telecommunications industry, particularly the regulations and the business itself. On March 30, 2004, the government issued a new regulation, No. PM2 of 2004 regarding the Implementation of the Telecommunications Sector Reorganization, including compensation for exclusivity rights early termination, some supporting regulations, like updated regulations that limit competition, interconnection regulations, competition monitoring, policy, supporting facilities, tariff rebalancing, Universal Service Obligations (USO), Fixed Wireless Access (FWA) as well as License Arrangements between TELKOM and Indosat.

The competition in the telecommunication business, especially among telecommunication operators, is rapidly mounting, particularly among cellular operators. This is evident from the increasing amount of investment for expansion, either telecommunication network or promotion programs. At this moment, there are 4 fixed line telephone operators, and 8 cellular operators. The high demand for telecommunication services in Indonesia has attracted some regional operators to join the cellular business through acquisition of cellular operators. The arrival of those operators will fuel competition in the telecommunication business even further. It is expected that the government issue regulations immediately to guide players in the telecommunication industry.

The development of national telecommunication is aimed, among others, to increase telecommunication penetration as fast as possible in order to support the progress of other sectors, such as the economy, government, education, tourism and others. At the moment, the plan has only been accomplished by the cellular phone program, while the development of fixed wire phones is still limited. The penetration level for fixed line and cellular is 4.1% and 13.6%, respectively.

OPERATIONAL PERFORMANCE

In order to accomplish its vision, TELKOM is transforming through various ways to become a customer-centric company that focuses on customers’ needs and expectations. To do so, TELKOM has restructured its business portfolio from plain-old-telephone services (POTS) to phone, mobile and multimedia (PMM), that consist of sectors such as fixed line, mobile, data & internet and network & interconnection.

a. Fixed Line

Based on government regulations, fixed line services, includes fixed wire line or also known by most people as fixed phone and wireless access. Overall, the number of lines in service for 2004 increased by 17.8% to 9,988,718 lines that generated 81.33 billion pulses by fixed wire line access and 1.2 billion minutes by fixed

TELEKOM 2004 ANNUAL REPORT 29

wireless access.

For broadband services, considering the high demand and also to maximize fixed line network, the Company is developing internet access services using the ADSL technology, called TELKOMSpeedy. TELKOMSpeedy services launched in July 2004, has already 10,710 customers, especially in Jakarta and Surabaya. Customers can make phone calls and use internet access at the same time at a speed 10 times faster than that of regular dial-up.

For fixed wireless access services, TELKOM offers a product called TELKOMFlexi that covers 192 cities by the end of December 2004 or increased five-fold compared to the number of cities covered the year before. The number of base transceiver station (BTS) in Indonesia has reached 1,139 units, with BTS capacity of 2.5 million TELKOMFlexi lines as well as 2.1 million lines of Mobile Switching Center (MSC). By the end of December 2004, the number of line in service (LIS) customers increased by 439.8% compared to 2003 and reached 1,429,368 customers, consisting of 683,963 Classy customers and 745,405 Trendy customers.

ARPU for Classy and Trendy were Rp 94,000 and Rp 20,000, respectively. The combined ARPU for both is Rp 60,000.

LINES IN SERVICES FIXED PHONE

Description	2003	2004	Growth (%)
Fixed Wire Line	8,214,328	8,559,350	4.2
Fixed Wireless Access	264,787	1,429,368	439.8

Total	8,479,115	9,988,718	17.8

TELEKOM 2004 ANNUAL REPORT 30

Considering that TELKOMFlexi is one of the Company’s potential sources of major income, this product is aggressively advertised through various marketing channels nationwide. The promotion includes offering attractive price to new customers.

The significant difference in growth between fixed wire line and fixed wireless telephones as shown in the table above has been due to TELKOM’s being more focused on the development of fixed wireless telephones. Although fixed wireline telephones generate much higher revenue, in general, the investment per line for fixed wireline telephone ranges between US$600 — US$700, which is much higher compared to investment per line for fixed wireless telephone, with only between US$150 - US$200. Furthermore, the time needed to build the infrastructure for fixed wireless telephones is much shorter than to construct infrastructure for the fixed wireline telephones.

The Company also provides international services called TELKOM International Call 007 (TIC007) that was launched on June 7, 2004. By the end of 2004, this service generated traffic of 286.0 million minutes for both outgoing and incoming calls. This direct-dial international service is using the access code 007 with clear-channel base, which adds another international service to the existing one, TELKOMGlobal 017 with VoIP base. The TIC007 traffic is distributed through 3 international gateways in Jakarta, Surabaya and Batam. TELKOM has built a joint fiber-optic network along with other regional telecommunication operators from Malaysia, Singapore and Thailand, as well as other countries in the world. The market share of TIC007 exceeded 25% by the end of 2004.

b. Mobile

Telkomsel has been the market leader in the cellular business, holding a market share of around 54% as of December 31, 2004. It has also the most extensive network, where by the end of 2004, Telkomsel was serving all regional capitals and around 40% of districts in Indonesia. Telkomsel’s network has covered over 90% of populated areas in Indonesia. For overseas roaming purposes, Telkomsel is partnering with 356 international operators in 145 countries. The number of Telkomsel’s cellular customers has increased by 69.9% compared to 2003, to reach around 16,290,506 subscribers, consisting of 1,327,549 post-paid kartuHALO customers, 11,557,758 pre-paid simPATI customers and 3,405,201 kartuAs customers.

TELEKOM 2004 ANNUAL REPORT 31

c. Data and Internet

TELKOM is providing SMS services that can be accessed via house phone, TELKOMFlexi and Telkomsel Cellular Phones. The number of SMS’s generated by Telkomsel increased to 11,035.6 million, respectively, or went up by 56.5% compared to production in 2003. Meanwhile, the number of SMS per customer per month for TELKOMFlexi post-paid and pre-paid were 14 SMS’s and 8 SMS’s, respectively. Those numbers grew by 185.4% compared to the usage in 2003.The number of SMS per customer per month for Telkomsel’s kartuHALO, simPATI and kartuAs were 130, 68 and 35 respectively.

TELKOM’s VoIP services have reached 290 destinations in 233 countries. TELKOMSave and TELKOMGlobal-017, which are VoIP services, have generated 11.40 million minutes and 59.80 million minutes respectively, up by 9.6% and 18.5% compared to results in 2003. TELKOMNet Instan access went up by 49.5% to 2,4 billion minutes compared to 2003.

In addition to the above services, TELKOM offers other multimedia services such as, TELKOMNet Port Wholesale, which is an internet service for corporations that can be accessed remotely and in a mobile condition. VPN Dial, VPN IP and VPN Frame Relay, are access service for a group with point to point of multi-point connections.

d. Network and Interconnection

Network

For network service, TELKOM operates the Telkom-1 satellite that has the capacity of 36 transponders and also Palapa B-4. In 2005, TELKOM plans to launch the Telkom-2 satellite with 24 transponder standard C-band capacity that will replace the Palapa B-4 satellite. TELKOM offers leasing of transponder, broadcasting satellite, VSAT, audio distribution, satellite-base leased line and terminal-base leased line. Users of these services include corporations and other telecommunication operators.

Interconnection

TELKOM received some income from other operators who use TELKOM’s interconnection network. Interconnection production in 2004 generated 11.2 billion minutes, up by 23.3% compared to production in 2003. Out of the total production, cellular interconnection contributed about 95%. The increase in cellular interconnection production was by 28.2%.

TELEKOM 2004 ANNUAL REPORT 32

INTERCONNECTION BUSINESS VOLUME
(in million of minutes)

Interconnection	2003	2004
Cellular Interconnection	8,335.8	10,683.1
Fixed Wire Line Interconnection	161.0	187.8
Satellite Telephone Interconnection	23.6	22.9
International Interconnection	593.8	346.7

	9,114.2	11,240.5

e. Capital Expenditure

In 2004, the realization of TELKOM’s total capital expenditure (consolidated) was Rp 14,551.7 billion an increase of 6.7% of total consolidated capital expenditures in 2003 of Rp 13,639.5 billion.

For TELKOM (unconsolidated) Rp 8,961.7 billion, consisting Rp 3,049.2 billion for infrastructure, Rp 1,028.4 billion for Commercial Services (phone, multimedia and service-net) and supporting facility development in the amount of Rp 295.6 billion, as well as for Long Term Investment in 2004 reached Rp 4,588.5 billion.

The remaining Rp 5,589.9 billion was used to finance investment in subsidiaries, with the highest amount for Telkomsel at Rp 5,422.4 billion.

TELEKOM 2004 ANNUAL REPORT 33

HUMAN RESOURCES DEVELOPMENT

Competent and skillful human resources are the key requirements of TELKOM to face tight competition in the telecommunication business. TELKOM’s achievements have resulted from high quality and professional human resources, which has been the product of the Company’s human resource development program throughout 2004. The performance improvement in human resources is reflected by the 24% increase in the productivity ratio to reach 340 lines unit per employee compared to 2003. Meanwhile, TELKOM’s operating revenue per employee has gone up by 31% to Rp 1.2 billion per employee compared to the previous year. Up to December 31, 2004, TELKOM employed 29,375 employees.

EMPLOYEE PRODUCTIVITY RATIO
(average lines unit per employee)

2000	2001	2002	2003	2004
177	193	223	275	340

In line with the Company’s vision, mission and business repositioning process to reinforce TELKOM’s new position as a Full Service and Network Provider (FSNP), the Company is attempting to develop its human resources consistently and continuously. The objective is to have a team of highly efficient and qualified manpower to support the Company’s InfoCom business.

The focus of human resources development program during 2004 was to form customer centric organization to be implemented in 2005. The preparation has started since 2002, where the Company introduced and developed a Competence Based Human Resources Management system (CBHRM). With this system, each employee’s competencies become the main element to be integrated in the human resources development process as a whole.

Several systems have been developed to execute the application of CBHRM. Those include planning system, performance evaluation system as well as the transformation in the human resources management by migrating competencies in TELKOM’s new business areas, in relation to phone, mobile and multimedia (PMM).

To improve employee education, throughout 2004, TELKOM had sent 40 people back to school to pursue their master’s degree in accounting, HRD management

TELEKOM 2004 ANNUAL REPORT 34

Photo of TELKOM’s personnel meeting

TELEKOM 2004 ANNUAL REPORT 35

and telecommunication management in Universitas Gajah Mada, Universitas Indonesia and HAN University of the Netherlands. As many as 36 of them have received their master’s degree. Furthermore, in 2004, 3 people were sent to obtain their doctorate degree in the US, and they have completed their studies in technology and telecommunications business.

The Company also gives an opportunity to employees who are continuing their education on their own initiative to be recognized by the Company according to their highest level of education in the needed field through a selection process. Up to 2004, there had been 4,181 employees who were working on their S1, S2 and S3 education on their own initiative. Besides that, the Human Resources development can also be conducted through nationwide exchange among divisions and promotions.

Executive Development Programs in 2004 developed by TELKOM, included among others, Strategic and Functional Leadership Training, Executive Coaching, Business Knowledge Sharing, as well as External Executive Education. As for the Non-Executive Program, scholarship training was awarded by Japan (JICA), Telecommunication Network Planning and Designing Program, Information Technology Management Program from the Swedish Government, Chartered Financial Analyst (CFA), Human Resources Management training in Australia, Branch Manager Champion Enhancement training, Project Management training, as well as Account Representative training.

EMPLOYEE COMPOSITION BASED ON
EDUCATION LEVEL

Education level	2003	2004
SD-SMA	16,425	15,116
D1-D3	9,300	9,090
S1-S3	5,095	5,169

Total	30,820	29,375

In regards to the Company’s plan to strengthen it employees’ potential in InfoCom, a training program was designed to focus on employees’ transfer skills to telecommunication technology, business and information technology. TELKOM also works with other local institutions, such as Universitas Indonesia, Institut Teknologi Bandung, Sekolah Tinggi Akuntansi Negara, Universitas Gajah Mada and Prasetya Mulya, as well as foreign institutions from Europe, US and Australia, especially in areas of new telecommunications technology and telecommunication business.

To nurture employees’ spiritual needs, the Company had been working with Pondok Pesantren, such as Daarut Tauhid. Furthermore, religious lectures were provided on a weekly basis and on religious holidays.

Besides the regular retirement policy adopted since a few years ago, TELKOM also offered a voluntary early retirement program. The plan was in line with TELKOM’s effort to create a more efficient group of employees. In

TELEKOM 2004 ANNUAL REPORT 36

2004, there were 780 employees who joined the early retirement program with compensations in the amount of Rp 243 billion. Furthermore, the Company issued a policy to change the retirement preparation period (MPP) from 1 year to 2 years.

In line with the improvement of employees’ productivity and the Company’s performance, TELKOM increased employees’ salary and benefit, on-leave benefit, incentives and other benefits.

The Company also granted rewards to outstanding employees, for example the healthiest family, the best staff member, the best innovator, the best network provider and the best performance TIC 007.

Besides education and training, Human Resources development was also conducted through Knowledge Management progress that would be an instrument for each employee to submit information in the form of text, ideas and suggestions. This tool can be accessed by all employees. Employees who are deemed to create an innovation are rewarded a certificate by the Company. Meanwhile, in an attempt to increase work productivity, the Company also implemented “Paperless Office Internal Telkom (POINT)”. The goal is to conduct correspondence through an on-line system.

For future human resources development, TELKOM will continue to obtain a better composition of human resources that is more efficient and professional through a right-sizing program, competence and education level improvement, development in employee age structure as well as the development of a merit system.

TELEKOM 2004 ANNUAL REPORT 37

SOCIAL RESPONSIBILITY

To fulfill its social responsibility, TELKOM actively participates in various community development programs. The Company continues to actively participate in the surrounding community through various programs, particularly in the fields of education, social and small-scale business development.

In the field of education, TELKOM owns two foundations, namely Yayasan Pendidikan Telkom (YPT) and Yayasan Sandhykara Putra Telkom (YSPT). YPT organizes formal education of non-degree, bachelor and master degree programs in the telecommunication sector through Sekolah Tinggi Teknologi Telkom and Sekolah Tinggi Manajemen Bandung. YSPT organizes formal education at kindergarten, elementary school, junior high, high school levels, as well as academy for tourism and telecommunication. In 2004, the total number of students studying at the two schools was 5,268, while the number of alumni reached 6,539. SMK Telekomunikasi, located in the 5 largest cities in Indonesia, had 3,232 students and 3,668 alumni.

In addition to the above, TELKOM also contributed to education through joint-operation with other Education Agencies from elementary school to University level. To realize the concept of “Smart Campus” which will synergize information technology and communication related services in internal service areas on campus, in August 2004 TELKOM established cooperation with 7 (seven) universities in West Java and Banten, namely UNPAS, UNISBA, UNINUS, UNSIL, STAIN Cirebon, Muhammadiyah University in Sukabumi and University of Putra Cianjur, with ITM and ITENAS as project partners.

In order to develop internet community in schools and campuses, TELKOM implemented “Internet Goes to School (IG2S)” program with the introduction of TELKOMNet Instan services to 1,000 schools in East Java. The same program was also implemented in 60 schools in 11 big cities in Sumatera and West Kalimantan.

In August 2004, Telkomsel and TELKOM launched a charity program called SMS2000 where all of the proceeds were donated to help the development of Indonesian children in education, social and healthcare. The charity targeted to cover 147 locations throughout Indonesia in the form of building rehabilitation for elementary and Islamic schools, scholarships for elementary up to university students.

TELEKOM 2004 ANNUAL REPORT 38

Photo of cultivated water plants in Pandansari Village, Kecamatan Ciawi, Kabupaten Bogor, West Java

Photo of Mr. Incan, leader of Water Plant Cultivation Group

TELKOM’s Fostered Company as a Partner in Community Development Center

Water Plant Cultivation Group, led by Mr. Incan, located in Pandansari Village, Kecamatan Ciawi, Kabupaten Bogor, West Java, becomes one of TELKOM’s fostered companies as a partner in promoting community development through its soft loan program. With an area of 1.2 hectares, this group consists of 30 members. They successfully cultivated more than 160 water plants, including: Cabomba Coriliniana, Anobias sp, different kind of Cryptocorine, several kinds of Vallisneria, different kinds of Echinodorus such as Echinodorus Paniculatus Bleheri and Javamoss.

The group led by Mr. Incan, is able to export cultivated water plants to several countries like Japan, Finland, Holland, Hungary, Denmark, Spain, Switzerland and Hawaii.

TELKOM also actively participated in a number of social activities. For example, during the reconstruction of Aceh following the natural disaster, TELKOM donated Rp 61.8 billion in cash and Rp 76 million in the form of raw materials. Besides, TELKOM also offered free telephone usage and subscription fee to disaster victims in Aceh throughout December 2004 and January 2005 equivalent to Rp 10.77 billion. Other services provided by TELKOM at no charge were information services and the search for surviving family members of disaster victims.

Through the Partnership Program with small businesses during 2004, TELKOM Community Development Center (TCDC) has granted Rp 94.5 billion of loans to 7,797 working partners throughout Indonesia. For Environmental Development Program, which included training, advising as well as promotion for small business and co-operations, TELKOM, in 2004, spent Rp 11.4 billion for disaster victim assistance, community education and training, public health enhancement, improvement of public facilities, improvement of in religious facilities and their related activities, as well as other social activities.

TELEKOM 2004 ANNUAL REPORT 39

MANAGEMENT DISCUSSION AND ANALYSIS

TELKOM’s audited consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in Indonesian (“Indonesian GAAP”), which differ in certain significant respects with accounting principles generally accepted in the United States of America (“US GAAP”). As a result, TELKOM’s consolidated financial statements would be different from those if US GAAP had been applied, instead of Indonesian GAAP. This Annual Report does not include a reconciliation from the amount of Indonesian GAAP consolidated net income and consolidated stockholders’ equity of TELKOM to the amount of US GAAP consolidated net income and stockholders’ equity of TELKOM for and as of the end of each of the periods indicated in the consolidated financial statements. TELKOM will include such a reconciliation in the Annual Report of Form 20-F pursuant to the requirements of the US Securities and Exchange Commission.

FINANCIAL REVIEW

The Financial Review section have been divided into several areas, including among others Financial Highlights, Operating Results, Operating Expenses, Financial Conditions, Business Risks and Business Strategy.

FINANCIAL HIGHLIGHTS

OPERATING REVENUES

Total Operating Revenues in 2004 grew by 25.2% compared to the same period of 2003. The growth was primarily contributed by increases in Interconnection Revenues (48.7%), Cellular Revenues (23.2%), Fixed Lines Revenues (19.6%), and Data and Internet Revenues (54.7%).

OPERATING EXPENSES

Total Operating Expenses in 2004 rose by 32.2% compared to 2003. The increase was primarily contributed by increases in Depreciation (34.7%), Operational, Maintenance & Telecommunication Services Expenses (35.7%), Personnel Expenses (25.5%) and General & Administration Expenses (25.1%).

TELEKOM 2004 ANNUAL REPORT 40

OPERATING INCOME

Operating Income only increased by 16.3% in 2004 compared to the last year, due to the increase in Operating Expenses (32.2%), was higher than the increase in Operating Revenues (25.2%).

OPERATING MARGIN

Operating Margin decreased from 44.2% in 2003 to 41.0% in 2004, due to the lower growth of Operating Income (16.3%) compared to the growth of Operating Revenues (25.2%), as a result of the high increase in Operating Expenses in 2004 (32.2%).

OTHER INCOME (CHARGES)

Other Expenses (net) increased by Rp 1,314.4 billion or 250.8%, from Rp 524.1 billion in 2003 to Rp 1,838.5 billion in 2004, primarily due to foreign exchange loss of Rp 1,220.8 billion.

NET INCOME

Net Income in 2004 increased by Rp 42.0 billion, or 0.7% to Rp 6,129.2 billion compared to the last year. This increase in Net Income caused Earnings per Share to increase from Rp 301.9 in 2003 to Rp 304.0 in 2004.

Net Income Margin dropped from 22.4% in 2003 to 18.1% in 2004.

RESULT OF OPERATIONS

The following table sets out a number of data taken from the consolidated statements of income for 2002, 2003 and

2004, with each item expressed as a percentage of the total operating revenues.

OPERATING REVENUES
(in billion Rupiah)

2000	2001	2002	2003	2004
12,190	16,284	20,803	27,116	33,948

ASSETS
(in billion Rupiah)

2000	2001	2002	2003	2004
32,019	33,036	44,307	50,283	56,269

TELEKOM 2004 ANNUAL REPORT 41

	Dec 31, 2002		Dec 31, 2003		Dec 31, 2004
Operating Revenues	Rp (billion)%		Rp (billion)%		Rp (billion)%
Telephone
- Fixed Lines	7,264.1	34.9	8,896.9	32.8	10,645.0	31.4
- Cellular	6,226.8	29.9	8,458.8	31.2	10,421.3	30.7
Interconnection	2,831.3	13.6	4,162.1	15.3	6,188.0	18.2
Data and Internet	1,551.6	7.5	3,108.6	11.5	4,808.8	14.2

Joint Operation Schemes	2,128.1	10.2	1,486.3	5.5	656.6	1.9
Network	316.1	1.5	517.9	1.9	654.3	1.9

Revenue-Sharing Arrangements	263.8	1.3	258.5	1.0	280.6	0.8

Other Telecommunication Services	221.0	1.1	226.9	0.8	293.2	0.9

Total Operating Revenues	20,802.8	100.0	27,116.0	100.0	33,947.8	100.0

OPERATING REVENUES

Total Operating Revenues increased by 25.2% or Rp 6,831.9 billion, from Rp 27,116.0 billion in 2003 to Rp 33,947.8 billion in 2004, primarily due to increases in revenues from Interconnection, Cellular, Fixed-Line as well as Data and Internet. For the same period, KSO Revenues decreased by 55.8% compared to the previous year due to TELKOM’s acquisition of KSO IV.

FIXED LINES REVENUES

For the year ended December 31, 2004, the Company recorded an increase in revenues from Fixed Lines telephone services totalling Rp 1,748.1 billion, or 19.6% compared to 2003, to Rp 10,645.0 billion in 2004.

The increase in Fixed Lines Revenues was due to, among other things: The growth in Lines In Service (LIS) for fixed wireless by 439.8% from 264,787 lines by the end of 2003 to 1,429,368 lines by the end of 2004.

TELKOM 2004 ANNUAL REPORT 42

The increase in Fixed Lines Revenues was due to, among other things:

(i)	The growth in Lines In Service (LIS) for fixed wireless by 439.8% from 264,787 lines by the end of 2003 to 1,429,368 lines by the end of 2004.

(ii)	The consolidation of KSO IV revenues following the acquisition of operating and financial decisions control from MGTI by TELKOM in January, 2004.

(iii)	Average increase of Fixed Lines tariffs in 2004 of approximately 9%.

CELLULAR TELEPHONE REVENUES

Cellular Revenues (voice) in 2004 increased by Rp 1,962.5 billion, or 23.2% compared to 2003, to Rp 10,421.3 billion in 2004. The increase was primarily due to growth in Air Time Charges by Rp 2,147.9 billion, or 28.0%, to Rp 9,825.7 billion, as well as the increase in number of subscribers in 2004 by 69.9% to 16,290,508 subscribers as of December 31, 2004. From the total subscribers, the number of post-paid subscribers grew by 31.8% to 1,327,549 subscribers, and the number of pre-paid subscribers consists of simPATI and kartuAS increased by 74.4% to 14,962,959 subscribers.

INTERCONNECTION REVENUES

Operating revenues from Interconnection services in 2004 increased by Rp 2,025.9 billion, or 48.7%, to Rp 6,188.0 billion. The increase was mainly due to the growth of cellular interconnection revenues that went up by Rp 1,443.3 billion, or 36.9%, to Rp 5,351.6 billion. In addition, international interconnection increased by Rp 457,1 billion or 248.3% to Rp 641.2 billion, which included interconnection revenues from TELKOM International Call or TIC 007 launched on June 7, 2004. The growth was in line with the cellular subscriber growth from Telkomsel, usage growth from other cellular operators, increase in TELKOM’s fixed line voice traffic that covers international interconnection, cellular and other traffic, as well as the successful performance of TIC 007, which was able to obtain 25% market share since its introduction.

TELKOM 2004 ANNUAL REPORT 43

Photo of a person with Telkomflexi product

TELKOMFlexi is one of TELKOM’s products in the form of fixed wireless telephone service using CDMA 2000 IX technology. This product offers two types of services, namely are Classy, which is a post-paid service, and Trendy, which is a pre-paid service.

REVENUES FROM DATA AND INTERNET

In 2004, revenues from Data and Internet went up by Rp 1,700.2 billion, or 54.7% compared to 2003, to Rp 4,808.8 billion in 2004. This growth was mainly generated from a significant increase in Short Messaging Service (SMS) revenue by 61.6% to Rp 3,562.7 billion, and an increase in Multimedia Revenues by 64.4% to Rp 813.3 billion. The growth in Data and Internet Revenues was in line with an increase in SMS produced from Telkomsel by 56.5% to 11.04 billion SMS, growth in TELKOMNet Instan by 49.5% to 2,4 billion minutes, and an increase in data communication business in Indonesia such as frame relay services, VPN, and international leased line services.

KSO REVENUES

KSO Revenues declined by Rp 829.7 billion, or 55.8%, to Rp 656.6 billion in 2004. The decline resulted from TELKOM’s acquisition of KSO IV in 2004. With this acquisition, TELKOM no receives Minimum Telkom Revenue (MTR) and Distributable Telkom Revenue (DTR) from KSO IV. Out of 5 KSOs, operated since 1995 and 1996, only KSO VII is the only remaining KSO region under the joint operation scheme.

NETWORK REVENUES

Network Revenues grew by Rp 136.4 billion, or 26.3%, to Rp 654.3 billion in 2004. The main contributor of this growth came from Leased Line revenues that increased by Rp 196.4 billion or 79.5% to Rp 443.4 billion in 2004. Meanwhile, Satelite Transponder Revenues decreased by Rp 60.0 billion or 22.1% to Rp 210.9 billion due to a price decrease in 2004 to reflect market conditions.

REVENUE-SHARING ARRANGEMENTS (RSA)

The Revenue-Sharing Arrangements in 2004 marked an increase by Rp 22.1 billion or 8.6% compared to 2003 and became Rp 280.6 billion in 2004. In the total RSA component in 2004, Amortization of Unearned Income increased by Rp 23.6 billion or 40.4% to become Rp 82.0 billion in 2004.

TELKOM 2004 ANNUAL REPORT 44

Meanwhile, Revenue Sharing Arrangement-Net based on pulse production sharing, dropped by Rp 1.5 billion or 0.8% to Rp 198.6 billion.

In 2004, the management has changed several contract schemes of revenue sharing arrangement base to become PPLT scheme in order to:

–	Avoid an amendment to the agreement, specifically with regard to revenue sharing.

–	Specify the period of contract more clearly.

–	Accommodate alternatives joint operating schemes other than Revenue Sharing Agreement, such as Connectivity, Reimburse, Compensation, and Grant.

OTHER TELECOMMUNICATION SERVICES REVENUES

In 2004, Other Telecommunication Services Revenues increased by Rp 66.3 billion or by 29.2% to Rp 293.2 billion in 2004. The increase was mainly due to the increase in telephone directory services by 29.6%, which was in line with the increase of advertising demands, and an increase in revenues from cable television.

OPERATING EXPENSES

Operating Expenses in 2004 increased by Rp 4,880.7 billion or 32.2% to Rp 20,020.7 billion, mainly due to increases in depreciation (34.7%), operations, maintenance and telecommunication services expenses (35.7%) and personnel expenses (25.5%).

The following table sets out TELKOM’s Operating Expenses for 2002, 2003 and 2004 which each item expressed as a percentage of total Operating Revenues.

NET INCOME
(in billion Rupiah)

2000	2001	2002	2003	2004
2,775	4,068	8,040	6,087	6,129

LINES IN SERVICE (LIS)
(in thousands)

2000	2001	2002	2003	2004
6,662	7,218	7,750	8,479	9,988

TELKOM 2004 ANNUAL REPORT 45

	Dec 31, 2002		Dec 31, 2003		Dec 31, 2004
Operating Expenses	Rp (billion)%		Rp (billion)%		Rp (billion)%
Personnel	4,387.6	21.1	4,440.1	16.4	5,570.8	16.4
Depreciation	3,473.4	16.7	4,779.5	17.6	6,438.6	19.0

Operations, Maintenance and Telecommunication Services	2,290.2	11.0	3,338.7	12.3	4,529.6	13.3

General and Administrative	1,146.3	5.5	2,078.8	7.7	2,599.8	7.7
Marketing	375.1	1.8	502.9	1.8	881.9	2.6

Total Operating Expenses	11,672.6	56.1	15,140.0	55.8	20,020.7	59.0

PERSONNEL EXPENSES

Personnel Expenses increased by Rp 1,130.7 billion or 25.5% compared to 2003 and became Rp 5,570.8 billion in 2004. The increase was due to the acquisition and subsequent consolidation of KSO IV in January 2004. This acquisition, in addition to the increase of salary and benefits by 8%, increased personnel expenses particularly affecting:

(i)	Salary and benefit increase by Rp 222.7 billion or 14.2% compared to Rp 1,796.9 billion in 2003,

(ii)	Increase in vacation pay, incentives and other benefits by Rp 340.0 billion or 41.7% compared to 2003 and become Rp 1,156.1 billion in 2004, and

(iii)	In addition, net periodic pension cost increased by Rp 843.8 billion or 441.8% to Rp 1,034.8 billion compared to 2003, mainly due to the recognition actuarial loss of Rp 416.0 billion in 2004 compared to the recognition of actuarial gain of Rp 205.1 billion in 2003.

The increase of depreciation in TELKOM reflected continued capital expenditures (capex) to provide transmission network, backbone, and access network, as well as additional depreciation of fixed asset in KSO IV region.

TELKOM 2004 ANNUAL REPORT 46

DEPRECIATION

Depreciation increased by Rp 1,659.1 billion or grew by 34.7% to Rp 6,438.6 billion, mainly due to an increase in depreciation in TELKOM and Telkomsel. The increase of depreciation in TELKOM reflected continued capital expenditures (capex) to provide transmission network, backbone, and access network, as well as additional depreciation of fixed asset in KSO IV region. Meanwhile the increase in Telkomsel’s depreciation expense was mainly due to change in useful life of certain assets that was shortened for replacement of outdated equipment with more up-to-date equipment as well as capital expenditures to provide network infrastructure.

OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

Operations, Maintenance and Telecommunication Services Expenses increased by Rp 1,190.9 billion or by 35.7% from Rp 3,338.7 billion in 2003 to Rp 4,529.6 billion in 2004. Expenses that contributed the most to this increase were:

•	An increase in Operations and Maintenance Expenses in the amount of Rp 653.4 billion or by 37.5%, mainly due to the increase in Operations and Maintenance Expenses of Telkomsel by Rp 222 billion, which was in line with the increase of total capacity from 10.8 million subscribers to 17.9 million subscribers. In addition, the number of BTS also increased by 28.7% to 6,205 units in 2004.

•	An increase in the cost of phone card by Rp 185.4 billion on by 102.3% to Rp 366.7 billion. The increase in the cost of phone card was in line with higher sales of TELKOMFlexi phone cards and Telkomsel pre-paid phone cards.

•	An increase in Radio Frequency Usage charges by Rp 120.9 billion or 32.5% to Rp 492.6 billion, mainly due to the increase in cost of radio frequency usage charges of Telkomsel of Rp 77.9 billion to Rp 431.4 billion, which was in line with the increase of Telkomsel’s BTS to 6,025 units, and

•	Also an increase in electricity, gas and water charges by Rp 85,3 billion or 28.4% to reach a total of Rp 385.7 billion due to the consolidation of KSO IV, as well as the increase in tariffs of electricity, gas and water in 2004.

TELKOM 2004 ANNUAL REPORT 47

GENERAL AND ADMINISTRATION EXPENSES

Compared to 2003, General and Administration Expenses in 2004 increased by Rp 521.0 billion or 25.1% to Rp 2,599.8 billion in 2004. The increase was mainly due to the following:

•	An increase in amortization expense of goodwill and other intangible assets by Rp 141.6 billion or 19.4% to Rp 872.3 billion, due to amortization of additional intangible assets from the acquisition of KSO IV and the remaining 9.68% interest in Dayamitra (DMT).

•	An increase in personnel training, education and recruitment expenses by Rp 101.6 billion or 80.1% to Rp 228.5 billion, in line with the increase in the number of training programs for personnel.

•	Increase in collection expenses by Rp 85.2 billion or 31.1% to Rp 359.0 billion, in line with the increasing of TELKOM and Telkomsel subscribers, as well as higher collection fees charged by third parties collection agents.

MARKETING EXPENSES

Marketing Expenses in 2004 went up by Rp 379.0 billion or 75.4% compared to 2003 and became Rp 881.9 billion. The increase was due to the rise in advertisement and promotion expenses to market new products and services, such as TELKOMFlexi and TIC 007, in addition to the increase in marketing expenses for Telkomsel by Rp 174.1 billion or 95.8%, especially to increase sales and marketing program, which was in line with the increasing competition in the cellular business.

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES

Minority Interest in Net Income of Subsidiaries rose by Rp 452.8 billion or 30.1% from Rp 1,503.5 billion in 2003 to Rp 1,956.3 billion in 2004. The increase was primarily due to significant increase in the net income of Telkomsel for 2004.

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FINANCIAL CONDITION

ASSETS

Current Assets increased by Rp 261.3 billion or 2.9% from Rp 8,942.6 billion as of December 31, 2003 to Rp 9,203.9 billion as of December 31, 2004. A considerable increase was in Trade Accounts Receivable by Rp 486.2 billion or 17.2% to Rp 3,319.1 billion. In addition, there was also an increase in Prepaid Expenses by Rp 198.4 billion or 46.2% to Rp 628.1 billion.

Non-Current Assets went up by Rp 5,724.5 billion or 13.9% from Rp 41,340.7 billion as of December 31, 2003 to Rp 47,065.2 billion as of December 31, 2004. Such increase was mainly attributable to the increase in Property, Plant, and Equipment — net by Rp 4,797.0 billion due to the inclusion fixed assets from KSO IV region (as a result of KSO IV acquisition) and additional regular development by TELKOM and its subsidiaries, increase in Advances and other Non-Current Assets by Rp 1,196.4 billion, because of the additional advance payments for TELKOM-2 satellite procurement and advance payments to suppliers in Telkomsel in the amount of Rp 600 billion and Rp 440 billion, respectively, and increase in Goodwill and other intangible assets by Rp 267.4 billion.

LIABILITIES

Current Liabilities went up by Rp 507.2 billion or 4.5% from Rp 11,169.8 billion as of December 31, 2003 to Rp 11,677.0 billion as of December 31, 2004. The increase was mainly due to an increase in Short-Term Bank Loans by Rp 1,064.0 billion to Rp 1,101.6 billion, an increase in Trade Accounts Payable — Third Parties by Rp 501.6 billion to Rp 3,611.5 billion, as well as an increase in Unearned Income by Rp 266.8 billion to Rp 1,030.0 billion.

Non-Current Liabilities went up by Rp 1,299.9 billion or 7.2% from Rp 18,092.4 billion as of December 31, 2003 to Rp 19,392.3 billion as of December 31, 2004. The increase was mainly due to the increase in Liabilities of Business Acquisitions by Rp 2,996.3 billion to Rp 3,743.3 billion, and an increase in Unearned Income on Revenue Sharing Arrangements by Rp 248.6 billion to Rp 360.3 billion.

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Photo of Abdul Azis, a personal customer access network.

Abdul Aziz from South Jakarta Kandatel is doing his duties as a personal customer access network.

MINORITY INTEREST

Minority Interest increased by Rp 1,230.3 billion or 33.2% from Rp 3,708.2 billion as of December 31, 2003 to Rp 4,938.4 billion as of December 31, 2004.

EQUITY

Total Equity went up by Rp 2,948.5 billion or 17.0% from Rp 17,312.9 billion as of December 31, 2003 to Rp 20,261.3 billion as of December 31, 2004. The increase in equity was mainly due to the increase in Retained Earnings by Rp 2,942.2 billion.

NET CASH FLOW

Net Cash provided by operating activities increased by Rp 3,199.0 billion or 24.9% to Rp 16,051.5 billion in 2004. The increase reflected larger cash in flows as a result of TELKOM’s business expansion, especially from Fixed Line, Cellular, Data and Internet as well as interconnection.

Net cash used in investing activities rose by Rp 2,292.2 billion or 31.4% to Rp 9,598.1 billion in 2004. The largest spending in 2004 was for fixed asset investment of TELKOM and Telkomsel, to support their efforts in expanding their customer base to anticipate a more intense business competition.

Net cash used in financing activities increased by Rp 727.4 billion or 11.8% to Rp 6,904.9 billion in 2004. The increase mainly was driven by the repayment of the current portion of long-term liabilities.

CAPITAL EXPENDITUREs of TELKOM (UNCONSOLIDATED)

In 2004, TELKOM spent Rp 8,961.7 billion for its capital expenditures. From the amount, Rp 3,049.2 billion was used for infrastructure construction, Rp 1,028.4 billion for commercial services and Rp 295.6 billion for supporting facility development. Meanwhile, Long-Term Investments in 2004 amounted to Rp 4,588.5 billion.

TELKOM 2004 ANNUAL REPORT 50

Investment in TELKOM subsidiaries has reached Rp 5,422.4 billion, with the largest investment of Rp 5,589.9 billion being invested in Telkomsel.

INFRASTRUCTURE DEVELOPMENT

The investment plan for infrastructure development in 2005 is budgeted at Rp 2,999.8 billion, which is allocated as follows:

•	Rp 752.1 billion for transmission network development.

•	Rp 2,247.7 billion for access network infrastructure, including fiber-optic and copper-cable fixed-line network as well as CDMA wireless network.

Meanwhile, Telkomsel’s budgeted investment in 2005 for infrastructure development is approximately Rp 7,322.0 billion.

INFOCOM BUSINESS DEVELOPMENT

The investment plan for InfoCom business development in 2005 is budgeted at Rp 1,650.6 billion, which is allocated as follows:

•	Rp 683.7 billion for Phone-Net service development, which covers central capacity enhancement, quality service improvement including value added service, software upgrade as well as mechanical and electrical system improvements.

•	Rp 802.4 billion for Multimedia services development (including internet service, HFC and CATV), which covers VoIP access points addition, Internet Multiplexing (IMUX) systems for internet and data access, internet value added service, such as e-commerce B2B, and the system repairment of HFC and CATV.

•	Rp 164.5 billion for Services-Net development that includes call center facilities, billing system and business enterprise project, focusing on the largest 20% of TELKOM’s corporate customers.

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The investment plan in 2005 for supporting facility development is budgeted at Rp 922.0 billion, which covers the funds for research and development activities, and maintenance of buildings and office facilities.

SUPPORTING FACILITY DEVELOPMENT

The investment plan in 2005 for supporting facility development is budgeted at Rp 922.0 billion, which covers the funds for research and development activities, and maintenance of buildings and office facilities.

LONG-TERM INVESTMENT

Long-term investment in 2005 is budgeted at Rp 568.3 billion to finance the fixed investor revenue with regard to the amendment of KSO IV agreement.

INVESTMENT IN SUBSIDIARIES

Investment plan for subsidiaries in 2005 is Rp 7,568.2 billion with the biggest portion going to the development of Telkomsel in the amount of Rp 7,322.0 billion.

THE RISKS FACED BY THE COMPANY

TELKOM is a public limited company based in Indonesia with most of its operations, assets and customers are located in Indonesia. Consequently, the future political, economic, legal and social conditions as well as certain major acts or policies, either passed or not, by the government could have negative effects on the business activities, financial conditions and business outcome of TELKOM.

1.	Business Development Risks

In an effort to maintain the current market share, TELKOM continues its core business as a full service and network provider. To reach that target, TELKOM still focuses its service on fixed-wireless services, direct-dial international call, multimedia and other new product innovations in support of the existing fixed line and cellular telephones. The implementation of the overall business objectives will affect the resources and funds of TELKOM.

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2.	Regulations Risks

Law No. 36/1999 concerning Telecommunications (Telecommunications Law) requires several implementation policies, such as the liberalization of telecommunications industry, new operators and a competitive industry structure. The Indonesian government issued a policy with respect to the application of the telecommunication sector restructuring that ended all types of monopoly in the telecommunications industry in Indonesia, including the compensation for early termination of exclusive right on March 30, 2004.

Compensation for Early Termination

With regard to compensation for early termination of TELKOM’s exclusive right, fund amounting to Rp.90.0 billion has been allocated in the government’s budget (APBN) of 2005 as an installment for the compensation, which has a total value of Rp.478.0 billion. The remaining balance will be included in the government’s budget of the subsequent years depending on the government’s financial ability and priority. The payment scheme does not guarantee the time of the compensation shortfall becomes due.

Indonesia’s Telecommunication Regulatory Body (ITRB)

ITRB was formed to do the functions of managing, monitoring and controlling. BRTI consists of the Directorate General of Post & Telecommunications and Telecommunication Regulatory Committee, headed by the Director General of Post & Telecommunications, effectively since January 2004. There is no guarantee that ITRB would not take actions that could cause a shortfall to TELKOM’s operations.

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Tariff Rebalancing

In order to have a fair competition and to mark the era of open competition, it is necessary to have a cross subsidy between direct-dial long-distance (SLJJ) tariff and local tariff through Tariff Rebalancing. The government determined the plan to raise the telecommunication tariff by 45.49% on January 29, 2002, effectively since 2002 or an average of 15% per year, which would be done in 3 (three) years (2002 — 2004). For year 2002, a 15% tariff increase was done in January 2003, the government postponed the second tariff increase due to public’s opposition. The tariff was raised again by 9% on March 30, 2004. Until now, there is no guarantee from the Government regarding further implementation about the tariff increase.

Interconnections

Cost-based interconnection was planned to be started on January 1, 2005, however it has not been implemented thus far. At the time this report was prepared, the Government was still preparing the regulation. If the new interconnection system is implemented, there is no guarantee that the interconnection formula would not affect TELKOM’s financial condition, business outcome and also business prospects.

Universal Service Obligation (USO)

As a consequence of open competition as a whole, all telecommunication operators are required to build and operate network telecommunications in the USO areas. At the moment, TELKOM has contributed 5% of its capital expenditure to USO purposes. The government issued new regulations requiring all operators in Indonesia to contribute 0.75% of their revenue to the development of USO on March 30, 2004. Nonetheless, the detailed implementation of this USO program has not yet been issued by the government.

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3.	Risks in the Cellular Business

TELKOM, through several subsidiaries, operates cellular services. Among those subsidiaries, only Telkomsel has a rapid customer growth. Growth of cellular customers largely depends on the effort to overcome the limited frequency and increasing network capacity. Those aspects are regulated and determined by the government. At present, Telkomsel has been able to anticipate both issues by improving network capacity for the next three years. With the deregulation on frequency of 2.4 GHz by the Minister of Communication, the usage of the frequency will now be managed by the telecommunication community that will increase the number of base stations. There is no guarantee that it will affect TELKOM’s cellular business, particularly Telkomsel.

Telkomsel competition with other cellular operators also happens in term of tariffs, network quality, coverage, products and customer service. There is no certainty that the government is not going to issue new licenses to new operators in the future that will become Telkomsel’s competitors.

4.	Contingency Risks

In 2004, TELKOM, along with other parties, was being sued by the Public Accountant Firm of Eddy Pianto through the South Jakarta District Court. The lawsuit was related to the re-audit of TELKOM’s Financial Statements for the fiscal year of 2002 that was previously carried out by the Public Accounting Firm of Eddy Pianto and the accusation of defamation of the Public Accounting Firm of Eddy Pianto among other public accountants. Compensation demanded in the lawsuit totals Rp. 7,840,090,679,362. The court is currently examining the lawsuit and evidence is submitted by each of the parties concerned, with TELKOM not being a part of the litigation. Nevertheless, this issue is likely to bring a significant effect on TELKOM’s business, financial situation and operational results.

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Photo of one of TELKOM’s Customer Service

A good customer service is one of TELKOM’s business strategy toward a customer centric company.

5.	Risks in the Interests of Majority Shareholders

As a 51.19% holder of the Company’s common stocks and 1 share of Dwi Warna stock, the Indonesian Government has special voting rights on important issues, including the appointment of the Board of Directors and the Board of Commissioners. Through the Minister of Communication, the Government also has an authority as the telecommunication industry regulator in Indonesia. As a major shareholder and regulator, there is a possibility that the government has interests which are different from TELKOM’s business objectives. Furthermore, there is no certainty that the Government would not give an opportunity to other telecommunication operators.

6.	Risks of Planned Access Code Changing

Regarding the plan to change the access code for direct long-distance (DLD) calls by ITRB, the government decided that the implementation of access code DLD 017 for TELKOM and access code DLD 011 for Indosat will be implemented gradually in area codes that are technically possible and will be implemented in all area codes within the maximum of 5 (five) years starting April 1, 2005. There is no guarantee that the policy would not bring a negative impact, particularly on TELKOM’s DLD business.

7.	Risks on Changes in Foreign Exchange Rate

TELKOM’s long-term debts are mostly denominated in foreign currency. The Rupiah’s fluctuation against foreign currencies, where Rupiah tends to be depreciated, could create a potential foreign exchange loss. In order to minimize this foreign exchange loss and to increase interest payment efficiency, TELKOM is steadily trying to reduce its debts in foreign currency.

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BUSINESS STRATEGY

The Company’s vision is to become a leading “InfoCom” player in the region, with a mission to provide one-stop services with excellent quality and competitive price to customers and to manage its business using best practices, utilizing competitive advantages and maximizing synergies.

Indonesia’s telecommunications market remains underdeveloped with low penetration rates for both fixed lines and mobile cellular lines compared to other countries in Southeast Asia. Strong demand for telecommunications services has largely been responsible for the growth of its fixed line and wireless business in recent years and will continue to offer favorable growth opportunities in the future.

TELKOM has developed broad strategies to retain its existing customers, to acquire new customers and to further penetrate the market.

The key elements of TELKOM’s strategy are:

Strengthening the Fixed line Business

Strategies to strengthen its fixed line business by:

•	Increasing its fixed line penetration rate rapidly with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, revenue sharing arrangements, new partnership agreements and pay as you grow schemes;

•	Increasing ARPU through the use of TELKOMFlexi and value added services;

•	Concentrating on its top 20 products in the top 40 cities and targeting the top 20% of its customers with ARPUs of more than Rp.150,000 by providing bundled services, expanding broadband access for fixed wire line, and a customer care service center;

TELKOM 2004 ANNUAL REPORT 57

In addition, TELKOM aims to manage synergies among utility providers in order to enhance backbone capacity and network access penetration, to expand optical network, to increase network toward the next generation by installing more advanced switching systems as well as to improve the system to be more integrated payment system services

•	Strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	Strengthening PlasaTELKOM as a point of sale for TELKOM’s services; and

•	Developing and expanding its IDD fixed line business, which TELKOM began offering to customers on June 7, 2004.

Strengthening its Backbone Network

In order to provide a better quality of service for its customers, TELKOM will continue to increase the capacity, coverage and quality of its network by, among other things, using an optical network for high speed backbone transmission infrastructure such as its Java optical backbone, HPBT Sumatra (2002-2003), Trans Borneo and Trans Sulawesi (2004-2005). TELKOM also planned to launch the new Telkom-2 satellite to replace the Palapa B-4 satellite. In addition, TELKOM aims to manage synergies among utility providers in order to enhance backbone capacity and network access penetration, to expand optical network, to increase network toward the next generation by installing more advanced switching systems as well as to improve the system to be more integrated payment system services.

Developing its Fixed Wireless Business

TELKOM began offering a limited mobility CDMA-based fixed wireless access service under the brand name “TELKOMFlexi” in December 2002. TELKOM’s rollout of this service began in three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2004, was available in 192 cities throughout

TELKOM 2004 ANNUAL REPORT 58

Indonesia, including Jakarta, Malang, Batam, Makasar, Banjarmasin, Medan and Palangkaraya. TELKOM plans to continue expanding its CDMA-based fixed wireless access in all of its regional divisions by constructing CDMA-based fixed wireless access. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. TELKOM believes that the deployment of a CDMA-based fixed wireless access and its TELKOMFlexi business will provide TELKOM with a competitive advantage in the face of duopoly and increased competition in the fixed line market.

Maintaining Telkomsel’s Leading Position in the Cellular Industry

TELKOM provides its cellular services primarily through Telkomsel, a market leader in the cellular business in Indonesia. Telkomsel had an estimated market share as of year end 2004 of approximately 54%, being the largest nationwide licensed GSM mobile cellular operator in Indonesia.

Another important element of Telkomsel’s strategy is to access the technological and commercial expertise in the cellular business of Singapore Telecom Mobile Pte Ltd (SingTel Mobile), which is the shareholder of 35% equity interest in Telkomsel. In addition, it would increase partnership opportunity between Telkomsel and SingTel Mobile in creating new products. This would also strengthen and improve Telkomsel position in facing challenges from other cellular operators.

TELKOM 2004 ANNUAL REPORT 59

Giving customers greater Internet access options, such as through wireless hotspot technology and the bundling of Internet access services with TELKOMFlexi and Telkomsel products

The key elements of Telkomsel’s strategy for its business include:

•	Taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	Continuous capacity and coverage expansion at predefined quality levels to handle subscriber growth;

•	Maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its EDGE and GPRS services), expanding network capacity and improving service quality;

•	Ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	Achieving service levels on a par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.

Developing its Data and Internet Business

TELKOM intends to grow its data and Internet business by, among other things:

•	Increasing investment in TELKOM’s broadband infrastructure (such as ADSL, Hybrid Fiber/Coaxial and satellite);

•	Focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and Internet services (including value-added services) and full VPN IPs, and by expanding TELKOM’s backbone and network access technology;

TELKOM 2004 ANNUAL REPORT 60

•	Giving customers greater Internet access options, such as through wireless hotspot technology and the bundling of Internet access services with TELKOMFlexi and Telkomsel products;

•	Developing and offering new value-added services and products, such as e-payment services for banks and other financial institutions and wireless data content for GPRS and MMS users;

•	Expanding the international coverage of TELKOM’s data and Internet services by entering into agreements with additional global carriers and wholesalers; and

•	Extending coverage, quality and IP backbone.

Reducing Cost of Capital

TELKOM realizes that in the middle of increasingly competitive Indonesian telecommunication market; internally generated cash inflow and also loans from banks and other financial institutions are still insufficient to fulfill its aggressive plan to increase business growth. As a result, TELKOM has implemented a funding alternative called “pay as you grow” to add more network capacity to:

•	Reduce capital expenditure per customer;

•	Share investment risks with its suppliers;

•	Reduce its asset base and outsource non-core businesses; and

•	Mitigate financing, commercial, operational, technical and capacity risks.

The payment alternative requires TELKOM to pay only a small portion of the total cost in advance. TELKOM can pay off the rest after lines are installed and fully operating.

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TELKOM seeks to increase its synergy with Telkomsel, and seeks to promote the sharing of facilities and information by combining resources and increasing coordination

Increasing TELKOM and Telkomsel Synergy

TELKOM seeks to increase its synergy with Telkomsel, and seeks to promote the sharing of facilities and information by combining resources and increasing coordination. These resources include network, marketing, supporting infrastructure (such as information technology, logistics, and human resources development) as well as products and services (such as new product development, bundling/packaging of services and interconnection), and specific examples include:

•	Joint corporate account handling to be able to offer a complete suite of services to relevant corporate customers;

•	Utilizing the group’s combined customer base to deliver each other’s relevant products (such as offering TELKOM’s 007 IDD service to Telkomsel’s customers with specific benefits and joint promotion campaign);

•	Joint promotion and marketing activities on case by case basis whenever this generates additional benefits to the group;

•	Consolidated procurement program and processes to gain volume discounts of common purchases and implement an e-auction process as a standard price bid mechanism;

•	Sharing operational facilities (such as sites, towers, mechanical and electrical facilities); and

•	Information sharing and in certain cases joint deals with content providers for mobile data services.

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SUBSEQUENT EVENTS

EARLY RETIREMENT IN 2005

1,016 employees were approved to participate in the early retirement program of 2005 on March 15, 2005. The retirement benefit costs for this program was Rp.735.0 billion, including tax. Employees that qualify for this program were employees with high school or lower education level, employees whose jobs were outsourced by the Company and employees that were affected by the organization restructuring agenda.

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ORGANIZATION STRUCTURE

BUSINESS STRUCTURE

TELKOM 2004 ANNUAL REPORT 64

TELEKOM OPERATION MAP

DIVISION
	Regional Division 1 - Sumatera
	Regional Division 2 - Jakarta
	Regional Division 3 - West Java & Banten
	Regional Division 4 - Central Java & DIY
	Regional Division 5 - East Java
	Regional Division 6 - Kalimantan
	Regional Division 7 - Eastern Indonesia

TELKOM 2004 ANNUAL REPORT 65

ASSOCIATED COMPANIES
(Direct Ownership)
As of December 31, 2004

OWNERSHIP > 50%

Logo of PT AriaWest International (AWI)

PT ARIAWEST INTERNATIONAL (AWI)
100%     Telecommunication (KSO III, West Java and Banten)

Logo of PT Graha Sarana Duta (GSD)

PT GRAHA SARANA DUTA (GSD)
100%     Property, Construction and Services

Logo of PT Dayamitra Telekomunikasi (Dayamitra)

PT DAYAMITRA TELEKOMUNIKASI (DAYAMITRA)
100%     Telecommunication (KSO-VI Kalimantan)

Logo of PT Napsindo Primatel International (Napsindo)

PT NAPSINDO PRIMATEL INTERNATIONAL (NAPSINDO)
60.00%     Telecommunication (Network Access Point)

Logo of PT PrO INFOKOM INDONESIA (PII)

PT PRO INFOKOM INDONESIA (PII)
51.00%     Telecommunication Information Services, especially e-Government, e-Indonesia and B2B program

Logo of PT Multimedia Nusantara (Metra)

PT MULTIMEDIA NUSANTARA (METRA)
100%     Multimedia, Cable TV

Logo of PT Indonusa Telemedia (Indonusa)

PT INDONUSA TELEMEDIA (INDONUSA)
90.39%     Multimedia Interactive, Cable TV

Logo of PT Telekomunikasi Selular (Telkomsel)

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
65.00%     Telecommunication (Cellular GSM)

Logo of PT Infomedia Nusantara

PT INFOMEDIA NUSANTARA (INFOMEDIA)
51.00%     Telecommunication Information Services (electronic based business, call center and data segment)

Logo of PT Pramindo Ikat Nusantara (Pramindo)

PT Pramindo Ikat Nusantara (Pramindo) (1)
100%     Telecommunication (Kso-1 Sumatera)

TELKOM 2004 ANNUAL REPORT 66

OWNERSHIP 20%-50%

Logo Of PT Pasifik Satelit Nusantara

PT PASIFIK SATELIT NUSANTARA (PSN)
43.69%     Satellite Transponder and Satellite based communication

Logo Of PT Citra Sari Makmur (Csm)

PT CITRA SARI MAKMUR (CSM)
25.00%     VSAT and Other Telecommunication Services

Logo Of PT Patra Telekomunikasi Indonesia (Patrakom)

PT PATRA TELEKOMUNIKASI INDONESIA (PATRAKOM)
30.00%     VSAT

OWNERSHIP <20%

Logo Of PT Mandara Selular Indonesia (Mandara)

PT MANDARA SELULAR INDONESIA (MANDARA)(2)
3.44%     Telecommunication (Cellular NMT-450)

Logo Of PT Pembangunan Telekomunikasi Indonesia

PT PEMBANGUNAN TELEKOMUNIKASI INDONESIA
3.18%     Telecommunication Facilities Construction and Consultation

Logo of PT Batam Bintan Telekomunikasi (Babintel)

PT BATAM BINTAN TELEKOMUNIKASI (BABINTEL)
5.00%     Fixed Line (Batam and Bintan Island)

(1)	According to a Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, TELKOM has the rights to control Pramindo (100 ownership) since March 15, 2004, and will be consolidated into TELKOM»s Financial statements.

(2)	(2) Before December 22, 2003, PT Mandara Selular Indonesia (Mandara) was known as PT Mobile Selular Indonesia (Mobisel).

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MANAGEMENT PROFILE BOARD OF COMMISSIONERS

Photo of The Board of Commissioners

From left to right P. Sartono, Gatot Trihargo, Arif Arryman, Tanri Abeng and Anggito Abimanyu

TANRI ABENG, PRESIDENT COMMISSIONER

President Commissioner of TELKOM since March 2004. Chairman of Executive Center for Leadership. Co-Chairman of Indonesia Malaysia Business Council. Minister of State Owned Enterprises Empowerment (1998-1999). President Commissioner of PT B.A.T. Indonesia (1995-1998). President Commissioner of PT Dayamitra Mitratel (1994-1998). President Commissioner of PT Multi Bintang Indonesia (1991-1998). Commissioner of the Jakarta Stock Exchange (1992-1995). President Director of PT Bakrie and Brothers (1991-1998). Commissioner of PT Sepatu Bata (1989-1998). The Member of MPR RI (the Consultative Assembly of the Republic of Indonesia)(1989-1994). Commissioner of PT Food Specialities Indonesia Nestle (1985-1989). Holder of Master of Business Administration from State University of New York at Buffalo, New York, USA.

ANGGITO ABIMANYU, COMMISSIONER

Commissioner of TELKOM since March 2004. Head of Fiscal Analysis Institution of the Ministry of Finance and Technical Advisor to the Minister of Finance (2003-present), Faculty member of School of Economics of Gajah Mada University, Yogyakarta (1987-present). Research Assistant at the World Bank (1992-1993). Holder of PhD in Public Economics from University of Pennsylvania, USA (1993).

GATOT TRIHARGO, COMMISSIONER

Commissioner of TELKOM since March 2004. Last position was Special Staff for the Minister of State Owned Enterprises (2002 — present). Holder of Master of Accountancy & Financial Information Systems from Cleveland State University, Cleveland, Ohio, USA. Graduated from Sekolah Tinggi Akuntansi Negara, Jakarta (1989).

ARIF ARRYMAN, INDEPENDENT COMMISSIONER

Independent Commissioner of TELKOM since June 2002. Independent Commissioner of PT Bank BNI Tbk. (2001-present). Team Member of Ministry of Finance Assistants (2001). Advisor to the Coordinating Minister of Economic Affairs of the Republic of Indonesia (2000-2001). Managing Director/Senior Economist Econit Advisory Group (1995-2000). Researcher at Universite Paris-IX Dauphine and Researcher at Knowledge Base Simulation, Paris (1989-1995). Researcher and lecturer at Trisakti University Research Center, and Associate Consultant in various consulting companies (1984-1989). PhD in Economics, Universite Paris-IX Dauphine, France (1995). Diploma d’ Etude Approfondie, Universite Paris-IX Dauphine, France (1990). Master of Engineering, Asia Institute of Technology, Bangkok (1981). Degree in Electrical Engineering, Bandung Institute of Technology (1980).

P. SARTONO, INDEPENDENT COMMISSIONER

Independent Commissioner of TELKOM since June 2002. Commissioner of PT Telekomindo Primabhakti (1998-2002). President Director of PT Telekomindo Primabhakti (1995-1998). Corporate Secretary of TELKOM (1992-1995). Head of Legal and Foreign Relation Sub-Directorate at TELKOM (1986-1991). Head of Legal and Contract Department of TELKOM (1985-1986). Master of Business Administration (Marketing), IPWI Jakarta (2001). Master of Law (Business Law), Law and Management Business Institute (STIH IBLAM), Jakarta (2001). Degree in Law, University of Indonesia (1970).

TELKOM 2004 ANNUAL REPORT 68

BOARD OF DIRECTORS

Photo of The Board of Directors

From left to right Abdul Haris, Rinaldi Firmansyah, Kristiono, Suryatin Setiawan, Woeryanto Soeradji

KRISTIONO, PRESIDENT DIRECTOR

President Director of TELKOM since June 2002. Director of Planning and Technology of TELKOM (2000-2002). Head of Regional Division V East Java, TELKOM (1995-2000). Head of Telecommunications Project IV, TELKOM (1992-1995). General Manager of Logistics of TELKOM (1990-1992). Deputy Head, Telecommunication Business Area VIII, TELKOM (1989-1990). Technical Manager of TELKOM (1978-1989). Degree in Electrical Engineering, Surabaya Institute of Technology (1978).

RINALDI FIRMANSYAH, DIRECTOR OF FINANCE

Director of Finance of TELKOM since March 2004. Vice President Commissioner of PT Bahana Securities (2003). Commissioner and Head of Audit Committee of PT Semen Padang (2003). President Director of PT Bahana Securities (2001-2003). Director of Investment Banking of PT Bahana Securities (1997-2001). Holder of Master of Business Administration from IPMI, Jakarta. Chartered of Financial Analyst (CFA). Degree in Electrical Engineering, Bandung Institute of Technology.

ABDUL HARIS, DIRECTOR OF TELECOMMUNICATION NETWORK BUSINESS

Director of Telecommunication Network Business since March 2004. Deputy Head of Regional Division II Jakarta (2003). Deputy Head of Regional Division IV East Java (2001-2003). Expert Staff of Regional Division II Jakarta (2000-2001). Head of Telecommunication Regional Office of Central Jakarta (1999-2000). Graduated from Prasetya Mulya Graduate School of Management (1990). Degree in Electrical Engineering from University of South Sumatera.

SURYATIN SETIAWAN, DIRECTOR OF TELECOMMUNICATIONS SERVICE BUSINESS

Director of Telecommunications Service Business of TELKOM since March 2004, after appointed as President Commissioner of PT Telkomsel. Previously Director of Telecommunication Network Business of TELKOM (June 2002). Expert Staff to the President Director of TELKOM (2001). Commissioner of PT Telkomsel (2000-March 2003). Head of Research and Information Technology Division of TELKOM (1995-2000). Team Leader of Software Development Team at Center of Research and Development for Siemens, Germany (1986-1988). Team Member of SW PACKSATNET Development (1983-1985). Degree in Electrical Engineering, Bandung Institute of Technology (1980).

WOERYANTO SOERADJI, DIRECTOR OF HUMAN RESOURCES AND SUPPORT BUSINESS

Director of Human Resources and Support Business of TELKOM since March 2004. Commissioner of PT Telkomsel (2003-present). Corporate Secretary of TELKOM (2003-March 2004). Director of Commerce of PT Telkomsel (2001-2003). Head of Business Development Group of TELKOM (2000-2001). Commissioner of PT Infomedia Nusantara (2000-2001). Vice President Marketing of TELKOM (1997-2000). Vice President Performance Management of TELKOM (1996-1997). Deputy Head of Regional Division II of TELKOM (1996-1997). Master of Business Administration from IPMI (1990). Degree in Electrical Engineering from Bandung Institute of Technology (1981).

TELKOM 2004 ANNUAL REPORT 69

COMPANY ADDRESSES

PT TELEKOMUNIKASI INDONESIA, TBK.
CORPORATE SECRETARY
Jl. Japati No. 1 Bandung 40133
Tel. : (022) 4521108, 4527252
Fax. : (022) 7203247

INVESTOR RELATION UNIT
Jl. Jendral Gatot Subroto No. 52, Jakarta 12710
Tel. : (021) 5215109
Fax. : (021) 5220500

REGIONAL I DIVISION — SUMATERA
Jl. Prof. H.M. Yamin, SH No. 2, Medan 20111
Tel. : (061) 4151747
Fax. : (061) 4150747

REGIONAL II DIVISION — JAKARTA
Jl. Jendral Gatot Subroto No. 52, Jakarta 12710
Tel. : (021) 5202277, 5215100
Fax. : (021) 5202733

REGIONAL III DIVISION — WEST JAVA AND BANTEN
Jl. W.R. Supratman No. 66A, Bandung 40122
Tel. : (022) 4521839
Fax. : (022) 4532134

REGIONAL IV DIVISION — CENTRAL JAVA AND YOGYAKARTA
Jl. Pahlawan No. 10, Semarang 50241
Tel. : (024) 8302312
Fax. : (024) 8302313

REGIONAL V DIVISION — EAST JAVA
Jl. Ketintang No. 156, Surabaya 60231
Tel. : (031) 8286000
Fax. : (031) 8286080

REGIONAL VI DIVISION — KALIMANTAN
Jl. M.T. Haryono No. 169, Balikpapan 76114
Tel. : (0542) 556666, 556777
Fax. : (0542) 872104

REGIONAL VII DIVISION — EASTERN INDONESIA
Jl. A.P. Pettarani No. 2, Makassar 90221
Tel. : (0411) 889977, 867777
Fax. : (0411) 889909

LONG DISTANCE DIVISION
Jl. Jendral Gatot Subroto No. 55, M Fl.,
Jakarta 12710
Tel. : (021) 5221500
Fax. : (021) 5229600

FIXED-WIRELESS NETWORK DIVISION
Wisma Antara
Jl. Merdeka Selatan No. 17, 9th-10th Fl., Jakarta
Tel. : (021) 3447070
Fax. : (021) 3440707
MULTIMEDIA DIVISION
Menara Multimedia 17th Fl.
Jl. Kebon Sirih No. 12, Jakarta 10110
Tel. : (021) 3860500
Fax. : (021) 3860300

CARRIER AND INTERCONNECTION SERVICES DIVISION
Menara Jamsostek 10th Fl.
Jl. Jend. Gatot Subroto Kav. 38, Jakarta 12710
Tel. : (021) 52917007
Fax. : (021) 52892080

ENTERPRISE SERVICES DIVISION
Menara Multimedia 19th Fl.
Jl. Kebon Sirih No. 12, Jakarta 10110
Tel. : (021) 3866600, 3860068
Fax. : (021) 3868400

RESEARCH AND DEVELOPMENT CENTER
Jl. Gegerkalong Hilir No. 47, Bandung 40152
Tel. : (022) 4571118
Fax. : (022) 4571105

TRAINING CENTER
Jl. Gegerkalong Hilir No. 47, Bandung 40152
Tel. : (022) 2013930, 2014481
Fax. : (022) 2014429

MAINTENANCE SERVICE CENTER
Jl. Japati No. 1, 4th Fl., Bandung 40133
Tel. : (022) 7206520
Fax. : (022) 4524125

INFORMATION SYSTEM CENTER
Jl. Japati No. 1, 4th Fl., Bandung 40133
Tel. : (022) 4524227
Fax. : (022) 7201890

TELKOM CONSTRUCTION CENTER
Jl. Japati No. 1, 6th Fl., Bandung 40133
Tel. : (022) 4526417
Fax. : (022) 7206530

TELKOM COMMUNITY DEVELOPMENT CENTER
Jl. Japati No. 1, 8th Fl., Bandung 40133
Tel. : (022) 4528219
Fax. : (022) 4528206

MANAGEMENT CONSULTING CENTER
Jl. Cisanggarung No. 2, Bandung 40115
Tel. : (022) 4521620
Fax. : (022) 4521549

CAREER DEVELOPMENT SUPPORT CENTER
Jl. Japati No. 1, 3rd Fl., Bandung 40133
Tel. : (022) 4523359, 4523360
Fax. : (022) 4523344

TELKOM 2004 ANNUAL REPORT 70

2004 Annual Report
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.
was authoritatively signed by the Board of Commissioners and the Board of Directors

BOARD OF COMMISSIONERS

/s/ Tanri Abeng
Tanri Abeng
President Commissioner

/s/ Anggito Abimanyu Anggito Abimanyu Commissioner	/s/ Gatot Trihargo Gatot Trihargo Commissioner

/s/ Arif Arryman Arif Arryman Independent Commissioner	/s/ P. Sartono P. Sartono Independent Commissioner

BOARD OF DIRECTORS

/s/ Kristiono
Kristiono
President Director

/s/ Suryatin Setiawan Suryatin Setiawan Director of Telecommunications Service Business	/s/ Woeryanto Soeradji Woeryanto Soeradji Director of Human Resources and Support Business

/s/ Rinaldi Firmansyah Rinaldi Firmansyah Director of Finance	/s/ Abdul Haris Abdul Haris Director of Telecommunication Network Business

TELKOM 2004 ANNUAL REPORT 71

Logo
TELKOM

Statement of the Board of Directors
regarding
the Board of Director’s Responsibility for the
Consolidated Financial Statements (audited) for the years ended
December 31, 2004 and 2003
PT. Telekomunikasi Indonesia, Tbk

On behalf of Board of Directors, we, the undersigned:

1.	Name	:	Kristiono
	Business Address	:	Jl. Japati No. 1 Bandung 40133
	Address of Domicile as indicated in ID card	:	Jl. Villa Bukit Mas D/10 Surabaya 60225
	Telephone Number	:	(022) 452 7101
	Position	:	President Director

2.	Name	:	Rinaldi Firmansyah
	Business Address	:	Jl. Japati No. 1 Bandung 40133
	Address of Domicile as indicated in ID card	:	Jl. Cibitung I No. 22, Kebayoran Baru, Jakarta Selatan
	Telephone Number	:	(022) 452 7201
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the financial statements of PT. Telekomunikasi Indonesia, Tbk;

2.	The Company’s financial statement have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;

3.	a. All information has been fully and correctly disclosed in the Company’s financial statements;

b.	The Company’s financial statements do not contain false material information or facts, nor do they omit any material information or facts;

4.	We are responsible for the Company’s internal control systems.

This is our truthfully made statement.

Jakarta, April 30, 2005

/s/ Kristiono Kristiono President Director	/s/ Rinaldi Firmansyah Rinaldi Firmansyah Director Of Finance

Kantor Perusahaan: PT TELEKOMUNIKASI INDONESIA Tbk. Jl. Japati No. 1 Bandung — 40133 Telp. 022-4521510 Fax. 022-4240313

Logo of
TELKOM’s slogan

TELKOM 2004 ANNUAL REPORT 72

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2004, AND
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Siddharta Siddharta & Widjaja	PO Box 4781	Tel. +62(0) 21 574 2333
Registered Public Accountants	Jakarta 12047	+62(0) 21 574 2888
33rd Floor Wisma GKBI	Indonesia	Fax +62(0) 21 574 1777
28, Jl. Jend. Sudirman		+62(0) 21 574 2777
Jakarta 10210
Indonesia

Independent Auditor’s Report

No. L.04 — 3737 — 05/ID-1

The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:

We have audited the consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements for the year ended December 31, 2003 of PT Telekomunikasi Selular (“Telkomsel”), a 65 percent owned subsidiary, which statements reflect total assets constituting 31 percent and total revenues constituting 40 percent of the related consolidated totals as of and for the year ended December 31, 2003. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 2003 amounts included for Telkomsel, is based solely on the report of the other auditors. The consolidated financial statements of the Company for the year ended December 31, 2002, were audited by other auditors whose report thereon dated January 29, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Siddharta Siddharta & Widjaja — Registered Public Accountants, registered in the Republic of Indonesia, is a member of KPMG International, a Swiss cooperative.	License No. : KEP — 232/KM.6/2002

                         Siddharta Siddharta & Widjaja
                         Registered Public Accountants

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States Dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indonesian Rupiah have been translated into dollars on the basis as set forth in Note 3 to the consolidated financial statements.

Siddharta Siddharta & Widjaja

Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192

Jakarta, April 29, 2005.

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003	2004
	Notes	Rp	Rp	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2f,5,47	5,094,472	4,856,123	522,726
Temporary investments	2c,2g,47	4,006	19,949	2,147
Trade accounts receivable	2c,2h,6,47
Related parties — net of allowance for doubtful accounts of Rp110,932 million in 2003, and Rp64,928 million in 2004		410,923	419,104	45,113
Third parties — net of allowance for doubtful accounts of Rp332,960 million in 2003, and Rp457,138 million in 2004		2,422,005	2,899,999	312,164
Other accounts receivable — net of allowance for doubtful accounts of Rp45,544 million in 2003, and Rp9,236 million in 2004	2c,2h,47	170,121	55,769	6,003
Inventories — net of allowance for obsolescence of Rp40,489 million in 2003, and Rp54,733 million in 2004	2i,7	154,003	203,085	21,861
Prepaid expenses	2c,2j,8,47	429,695	628,069	67,607
Prepaid taxes	41a	212,282	77,228	8,313
Other current assets	2c,9,47	45,083	44,608	4,802

Total Current Assets		8,942,590	9,203,934	990,736

NON-CURRENT ASSETS
Long-term investments — net	2g,10	64,648	82,613	8,893
Property, plant and equipment — net of accumulated depreciation of Rp23,581,559 million in 2003, and Rp29,297,163 million in 2004	2k,2l,11	34,775,140	39,572,099	4,259,645
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp791,645 million in 2003, and Rp694,570 million in 2004	2m,12,50	305,041	499,127	53,727
Prepaid pension benefit costs	2q,44	288,222	91,262	9,824
Advances and other non-current assets	2c,13,47	175,954	1,372,351	147,723
Goodwill and other intangible assets — net of accumulated amortization of Rp973,704 million in 2003, and Rp1,846,034 million in 2004	1c,2d,14	5,144,050	5,411,425	582,500
Advance payments for investments in shares of stock	4f	65,458	—	—
Escrow accounts	15	522,146	36,281	3,905

Total Non-current Assets		41,340,659	47,065,158	5,066,217

TOTAL ASSETS		50,283,249	56,269,092	6,056,953

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003	2004
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	2c,16,47
Related parties		657,478	643,094	69,224
Third parties		3,109,854	3,611,456	388,747
Other accounts payable		187,938	5,073	546
Taxes payable	2s,41b	1,513,038	1,592,479	171,419
Dividends payable		3,779	62,689	6,748
Accrued expenses	2c,17,47	1,185,210	1,051,366	113,172
Unearned income	18	763,211	1,030,000	110,872
Advances from customers and suppliers	19	268,148	278,430	29,971
Short-term bank loans	2c,20,47	37,642	1,101,633	118,583
Current maturities of long-term liabilities	2c,21,47	3,443,516	2,300,822	247,667

Total Current Liabilities		11,169,814	11,677,042	1,256,949

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41e	3,546,770	3,352,171	360,836
Unearned income on revenue-sharing arrangements	2m,12,50	111,732	360,332	38,787
Unearned initial investor payments under joint operation schemes	2n,49	31,584	20,453	2,202
Provision for long service awards	2c,2r,45,47	491,037	572,303	61,604
Provision for post-retirement benefits	2c,2r,46,47	2,063,524	1,841,146	198,186
Accrued pension and other post-retirement benefits costs	2q,44b,44d	13,239	32,007	3,445
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,22,47	6,858,910	5,363,283	577,318
Notes and bonds	23	2,102,502	2,331,465	250,965
Bank loans	2c,24,47	2,115,797	1,775,799	191,152
Liabilities of business acquisitions	25	746,974	3,743,317	402,940
Suppliers’ credit loans	26	671	—	—
Bridging loan	27	510	—	—
Other long-term debt		9,153	—	—

Total Non-current Liabilities		18,092,403	19,392,276	2,087,435

MINORITY INTEREST	28	3,708,155	4,938,432	531,586

STOCKHOLDERS’ EQUITY
Capital stock1) — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,29	5,040,000	5,040,000	542,519
Additional paid-in capital	30	1,073,333	1,073,333	115,536
Difference in value of restructuring transactions between entities under common control	31	(7,288,271)	(7,288,271)	(784,529)
Difference due to change of equity in associated companies	2g	385,595	385,595	41,506
Unrealized holding gain on available-for-sale securities	2g	—	884	95
Translation adjustment	2g	224,232	229,595	24,714
Retained earnings
Appropriated		1,559,068	1,680,813	180,927
Unappropriated		16,318,920	19,139,393	2,060,215

Total Stockholders’ Equity		17,312,877	20,261,342	2,180,983

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		50,283,249	56,269,092	6,056,953

1)	The prior year’s authorized, issued and fully paid capital stock and par value amounts have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004.

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2002	2003	2004
	Notes	Rp	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,32
Fixed lines		7,264,099	8,896,865	10,645,021	1,145,858
Cellular		6,226,801	8,458,830	10,421,298	1,121,776
Interconnection	2p,33,47	2,831,334	4,162,148	6,187,981	666,091
Joint operation schemes	2n,34,49	2,128,145	1,486,307	656,614	70,680
Data and Internet	35	1,551,626	3,108,562	4,808,742	517,626
Network	36	316,098	517,865	654,309	70,432
Revenue-sharing arrangements	2m,37,50	263,754	258,464	280,576	30,202
Other telecommunications services		220,961	226,882	293,225	31,564

Total Operating Revenues		20,802,818	27,115,923	33,947,766	3,654,229

OPERATING EXPENSES
Personnel	38	4,387,568	4,440,096	5,570,778	599,653
Depreciation	2k,2l,2m,11,12	3,473,370	4,779,520	6,438,557	693,063
Operations, maintenance and telecommunication services	39	2,290,219	3,338,693	4,529,587	487,577
General and administrative	40	1,146,294	2,078,777	2,599,847	279,854
Marketing		375,152	502,898	881,930	94,933

Total Operating Expenses		11,672,603	15,139,984	20,020,699	2,155,080

OPERATING INCOME		9,130,215	11,975,939	13,927,067	1,499,149

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel		3,196,380	—	—	—
Interest income	47	479,802	366,024	317,941	34,224
Interest expense	47	(1,582,750)	(1,383,446)	(1,270,136)	(136,721)
Gain (loss) on foreign exchange — net	2e	556,613	126,121	(1,220,760)	(131,406)
Equity in net income of associated companies	2g,10	4,598	2,819	3,420	368
Others — net		(35,956)	364,338	331,050	35,635

Other income (charges) — net		2,618,687	(524,144)	(1,838,485)	(197,900)

INCOME BEFORE TAX		11,748,902	11,451,795	12,088,582	1,301,249

TAX EXPENSE	2s,41c
Current tax		(2,747,762)	(3,791,280)	(4,267,111)	(459,323)
Deferred tax		(151,209)	(69,810)	264,039	28,422

		(2,898,971)	(3,861,090)	(4,003,072)	(430,901)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,849,931	7,590,705	8,085,510	870,348

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	28	(810,222)	(1,503,478)	(1,956,301)	(210,581)

NET INCOME		8,039,709	6,087,227	6,129,209	659,767

BASIC EARNINGS PER SHARE 1)	2t,42
Net income per share		398.80	301.95	304.03	0.03

Net income per ADS
(40 Series B shares per ADS)		15,951.80	12,077.83	12,161.13	1.20

1)	The prior years’ basic earnings per share have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004.

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference due
				transactions	to change		Unrealized
			Additional	between	of equity		holding loss			Total
		Capital	paid-in	entities under	in associated	Translation	on available-for-	Retained earnings		stockholders'
Description	Notes	stock	capital	common control	companies	adjustment	sale securities	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2002		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)	320,392	8,893,824	9,080,961

Foreign currency translation of CSM	2g	—	—	—	—	(21,009)	—	—	—	(21,009)

Sale of investment in mutual fund Reksa Dana Seruni		—	—	—	—	—	207	—	—	207

Acquisition of Pramindo	4b	—	—	(296,038)	—	—	—	—	—	(296,038)

Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	1c	—	—	—	(65,158)	—	—	—	—	(65,158)

Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividends	43	—	—	—	—	—	—	—	(2,125,055)	(2,125,055)
Appropriation for general reserve	43	—	—	—	—	—	—	425,012	(425,012)	—

Net income for the year		—	—	—	—	—	—	—	8,039,709	8,039,709

Balance as of December 31, 2002		5,040,000	1,073,333	(7,288,271)	424,020	235,665	—	745,404	14,383,466	14,613,617

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change
			Additional	between entities	of equity				Total
		Capital	paid-in	under common	in associated	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003		5,040,000	1,073,333	(7,288,271)	424,020	235,665	745,404	14,383,466	14,613,617

Realized difference due to change of equity in associated companies as the result of disposal of investment in Metrosel	10	—	—	—	(38,425)	—	—	—	(38,425)

Foreign currency translation of CSM	2g,10	—	—	—	—	(11,433)	—	—	(11,433)

Resolved during the Annual General Meeting of the Stockholders on May 9, 2003
Declaration of cash dividends	43	—	—	—	—	—	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	43	—	—	—	—	—	813,664	(813,664)	—

Net income for the year		—	—	—	—	—	—	6,087,227	6,087,227

Balance as of December 31, 2003		5,040,000	1,073,333	(7,288,271)	385,595	224,232	1,559,068	16,318,920	17,312,877

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain on				Total
		Capital	paid-in	under common	in associated	available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,920	17,312,877

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	884	—	—	—	884

Foreign currency translation of CSM	2g,10	—	—	—	—	—	5,363	—	—	5,363

Resolved during the Annual General Meeting of the Stockholders on July 30, 2004
Declaration of cash dividends	43	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	43	—	—	—	—	—	—	121,745	(121,745)	—

Declaration of interim cash dividends	43	—	—	—	—	—	—	—	(143,377)	(143,377)

Net income for the year		—	—	—	—	—	—	—	6,129,209	6,129,209

Balance as of December 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2002	2003	2004
	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	7,230,394	8,201,928	10,084,558	1,085,528
Cellular	7,098,585	8,925,503	10,497,763	1,130,007
Joint operation schemes	1,577,976	1,195,563	547,487	58,933
Interconnection — net	1,697,073	4,203,802	5,766,444	620,715
Other services	1,132,077	3,932,084	6,663,500	717,277

Total cash receipts from operating revenues	18,736,105	26,458,880	33,559,752	3,612,460
Cash payments for operating expenses	(5,800,470)	(8,861,797)	(12,270,643)	(1,320,844)

Cash generated from operations	12,935,635	17,597,083	21,289,109	2,291,616

	480,288	369,982	321,677	34,626
Income tax paid	(1,914,895)	(3,905,317)	(4,132,359)	(444,818)
Interest paid	(900,660)	(1,178,332)	(1,348,919)	(145,201)
Cash receipt (refund) from/to customers and advances	264,105	(30,884)	(78,028)	(8,399)

Net Cash Provided by Operating Activities	10,864,473	12,852,532	16,051,480	1,727,824

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,497,883	1,895,199	285,264	30,707
Proceeds from sale of property, plant and equipment	204,008	255,750	67,196	7,233
Purchase of marketable securities and placements in time deposits	(2,222,175)	(679,500)	(404,268)	(43,516)
Sale of 12.72% of Telkomsel	3,948,945	—	—	—
Payment for cross-ownership transactions	(2,406,309)	—	—	—
Acquisition of businesses, net of cash acquired	(243,561)	141,985	(27,797)	(2,992)
Acquisition of property, plant and equipment	(6,625,292)	(9,007,186)	(8,568,862)	(922,375)
Payment of advances for the purchase of property, plant and equipment	—	—	(1,063,382)	(114,465)
Decrease in advances and others	71,569	96,830	123,026	13,243
Payments of advances for investments in shares of stock	(230,223)	(14,338)	—	—
Acquisition of long-term investments	(37,607)	—	(9,290)	(1,000)
Sale of long-term investments	—	5,398	—	—
Acquisition of intangible assets	(7,213)	—	—	—

Net Cash Used in Investing Activities	(6,049,975)	(7,305,862)	(9,598,113)	(1,033,165)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for debt issuance cost	(53,915)	—	(2,394)	(258)
Proceeds from bonds	2,365,314	—	—	—
Proceeds from Medium-term Notes	—	—	1,080,000	116,254
Repayments of long-term liabilities	(2,493,738)	(1,536,941)	(5,963,659)	(641,944)
Repayments of promissory notes	(771,066)	(1,513,064)	(1,637,917)	(176,310)
Cash dividends paid	(2,327,458)	(3,738,586)	(3,811,591)	(410,290)
(Increase) decrease in escrow accounts	(126,848)	(224,219)	485,866	52,300
Redemption of Telkomsel’s notes	—	(160,509)	(504,101)	(54,263)
Proceeds from borrowings	737,495	995,903	3,448,931	371,252

Net Cash Used in Financing Activities	(2,670,216)	(6,177,416)	(6,904,865)	(743,259)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,144,282	(630,746)	(451,498)	(48,600)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(89,425)	26,148	213,149	22,944

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,644,213	5,699,070	5,094,472	548,382

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,699,070	5,094,472	4,856,123	522,726

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2002	2003	2004
	Rp	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debt	480,756	536,248	—	—
Payment of insurance premium through the incurrence of long-term debt	—	81,186	11,658	1,255
Conversion of receivables to long-term investments	—	13,500	—	—
Acquisition of subsidiary through the issuance of Promissory Notes	3,329,004	927,273	—	—
Acquisition of minority interest through the issuance of Promissory Notes	—	—	126,692	13,637
Acquisition of business through the incurrence of long-term liability	—	—	3,257,566	350,653

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

1.	GENERAL

a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 26 dated July 30, 2004, of Notary A. Partomuan Pohan, S.H., LLM., among others, to increase the Company’s authorized, issued and fully paid share capital by means of a 2-for-1 stock split. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-23270 HT.01.04.TH.2004 dated September 17, 2004, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 18, 2005.

In accordance with article 3 of its articles of association, the scope of the Company’s activities is as follows:

1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:

i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1996, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:

i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government.

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, addresses the following matters:

a.	Compensation for early termination of exclusive rights

The Government shall pay to the Company an amount of Rp478,000 million net of tax and Indosat shall pay to the Government an amount of Rp178,000 million net of tax. As of the date of issuance of these consolidated financial statements, the Company has not received any payments.

b.	License synchronization for the Company and Indosat

The Company was given the right to use access code of 007 for operating international telephone network and Indosat was given the right to use access code of 011 for operating DLD fixed telephone network.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

1.	GENERAL (continued)

a.	Establishment and General Information (continued)

Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2003 was as follows:

President Commissioner	: Bacelius Ruru
Commissioner	: Agus Haryanto
Commissioner	: Djamhari Sirat
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

President Director	: Kristiono
Director of Finance	: Guntur Siregar
Director of Telecommunications Service Business	: Garuda Sugardo
Director of Human Resources and Support Business	: Agus Utoyo
Director of Telecommunications Network Business	: Suryatin Setiawan

Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2004 was as follows:

President Commissioner	: Tanri Abeng
Commissioner	: Anggito Abimanyu
Commissioner	: Gatot Trihargo
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

President Director	: Kristiono
Director of Finance	: Rinaldi Firmansyah
Director of Telecommunications Service Business	: Suryatin Setiawan
Director of Human Resources and Support Business	: Woeryanto Soeradji
Director of Telecommunications Network Business	: Abdul Haris

As of December 31, 2003 and 2004, the Company had 30,820 employees and 29,375 employees, respectively, while the subsidiaries had 4,384 employees and 5,282 employees, respectively.

1.	GENERAL (continued)

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

As of December 31, 2004, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 45,126,420 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.

1.	GENERAL (continued)

c.	Subsidiaries

The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of		Start of	Total assets
			ownership		commercial	before eliminations
Subsidiaries	Domicile	Nature of business	2003	2004	operations	2003	2004
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,954,907	1,604,405
PT AriaWest International	Bandung	Telecommunications	100	100	1995	1,628,605	1,416,225
PT Multimedia Nusantara	Jakarta	Pay TV	100	100	1998	7,908	22,116
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	100	100	1982	69,752	69,227
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90	100	1995	797,810	641,249
PT Indonusa Telemedia	Jakarta	Multimedia	90	90	1997	54,319	72,080
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	15,386,289	19,557,557
PT Napsindo Primatel International	Jakarta	Telecommunications	60	60	1999	47,389	28,974
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	247,646	333,738
PT Pro Infokom Indonesia	Jakarta	System information network	51	51	2003	5,032	1,261

The Company has indirect investments through its subsidiaries in the following companies:

				Ownership		Start of
			Nature of	percentage		Commercial
Indirect subsidiaries	Stockholders	Domicile	Business	2003	2004	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	100	100	2002
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	51	51	2000

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I (Note 49), the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo (Note 4b).

Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo (Note 4b).

PT AriaWest International (“AWI”)

AWI is the investor in KSO III (Note 49), the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 4c).

The CSPA provides for certain conditions that have to be satisfied at or prior to the closing date to effect the acquisition, e.g. completion of the restructuring of AWI’s loan, amendment of KSO III agreement, final and unconditional dismissal with prejudice of any proceeding. Those conditions have been satisfied at or prior to July 31, 2003.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing pay television and multimedia telecommunications services.

On April 8, 2003, the Company increased its ownership interest in Metra from 31% to 100% through a share-swap agreement with PT Indocitra Grahabawana (“Indocitra”). Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra’s 69% ownership interest in Metra (Note 10k).

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 14).

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI (Note 49), the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note 4a).

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing multimedia telecommunications services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 10).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429.0 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

The sale of the shares was effective on July 30, 2002 and the Company recognized a gain of Rp3,196,380 million which was specifically identified in the Statement of Income as “Gain on sale of long-term investment in Telkomsel” and included an amount of Rp65,158 million reflecting the realisation of a portion of gains attributable to past equity transactions in Telkomsel. For tax purposes, the gain was Rp30,294 million due to the higher tax bases of the shares sold.

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”), and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

1.	GENERAL (continued)

c.	Subsidiaries (continued)

PT Balebat Dedikasi Prima (“Balebat”)

Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company and subsidiaries conform to accounting principles generally accepted in Indonesia. The significant accounting policies, consistently applied in the preparation of the consolidated financial statements for each of the years in the three-year period ended December 31, 2004, were as follows:

a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

In the case of PT Pramindo Ikat Nusantara (“Pramindo”), the Company has evaluated the scope and terms of this investment and concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders’ meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid (Note 4b).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7 “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp8,430 and Rp8,450 to US$1 as of December 31, 2003, and Rp9,280 and Rp9,300 to US$1 as of December 31, 2004.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments

i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Investments (continued)

iii.	Investments in associated companies (continued)

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

h.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Inventories

Inventories, principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) card, Removable User Identity Module (“RUIM”) card and prepaid voucher blanks.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5—15
Telegraph, telex and data communication equipment	5—15
Transmission installation and equipment	5—20
Satellite, earth station and equipment	3—15
Cable network	5—15
Power supply	3—10
Data processing equipment	3—10
Other telecommunications peripherals	5
Office equipment	3—5
Vehicles	5—8
Other equipment	5

Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Property, plant and equipment – direct acquisitions (continued)

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Revenue-sharing arrangements (continued)

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Revenue and expense recognition

i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Revenue and expense recognition (continued)

ii.	Cellular and fixed wireless telephone revenues

Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:

1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.

Expenses are recognized on an accrual basis.

q.	Pension benefits

i.	Defined benefit pension plans

The Company’s net obligation in respect of the defined benefit pension plans is calculated at the net present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

The benefits earned by the employees are recognized in the statement of income on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan, except to the extent that the benefits relate to pensioners which are recognized immediately in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Pension benefits (continued)

ii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

r.	Employee benefits other than pension

i.	Long service awards (“LSA”)

The Company’s employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

The Company’s obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

ii.	Post-retirement health care plan

The Company provides a post-retirement health care plan that covers its retired employees who meet age, participation and length of service requirements at retirement, and their eligible dependents.

The Company’s obligation with respect to post-retirement health care plan is calculated by an independent actuary using the projected unit credit method.

s.	Income tax

The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. In connection with the stock split discussed in Note 1b, the prior years’ share and per share amount have been restated to reflect the stock split. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

w.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

x.	Reclassification of accounts

Certain accounts in the 2003 balance sheet have been reclassified to conform to the current year’s presentation.

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,290 to US$1 published by Reuters on December 31, 2004. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	ACQUISITION OF KSO INVESTORS AND KSO IV

a.	Dayamitra

On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134.2 million (including consultants’ fees of approximately US$3.3 million or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18.3 million (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8.9 million (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103.6 million (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12.9 million, from August 17, 2001 to May 17, 2003. The estimated present value of US$103.6 million at the discount rate of 14% was estimated to be US$89.1 million (Rp1,006,310 million).

The acquisition of Dayamitra has been accounted for using the purchase method of accounting. This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 9.6 years (Note 14). There was no goodwill arising from this acquisition.

The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date.

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

a.	Dayamitra (continued)

The allocation of the acquisition cost for the 90.32% ownership in Dayamitra was as follows:

Rp
Purchase consideration - net of discount on promissory notes	1,351,299

Fair value of net assets acquired:
- Cash and cash equivalents	93,652
- Distributable KSO revenue receivable	62,398
- Other current assets	9,450
- Property, plant and equipment	1,401,479
- Intangible assets	1,276,575
- Other non-current assets	19,510
- Current liabilities	(236,265)
- Deferred tax liabilities	(581,816)
- Non-current liabilities	(693,684)

1,351,299

Net cash outflow on the acquisition of Dayamitra amounted to Rp241,300 million.

In connection with the Dayamitra transaction, the Company also entered into the following agreements:

1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was payable in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below. As of December 31, 2003, the option purchase price that had been paid by the Company amounted to US$7.3 million or equivalent to Rp65,458 million and is presented in “Advance payments for investments in shares of stock” in the consolidated balance sheet (Note 4f).

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

a.	Dayamitra (continued)

1.	Option Agreement (continued)

The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option was US$16.2 million less certain amounts that are stipulated in the Option Agreement.

Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million which the payment will be due on March 26, 2006. Payment of the strike price will be made through an escrow account established under the Escrow Agreement discussed below. The Company is required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the remaining term of the KSO agreement of 6 years (Note 14). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated income would not have been significantly different from the reported amounts.

As of December 31, 2004, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (Rp139,752 million) and is presented as “Liabilities of business acquisitions” (Note 25).

2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 15).

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

b.	Pramindo

On April 19, 2002, the Company and the stockholders of Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement (“CSPA”) pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

Legal title to the escrow shares was transferred to Telkom in 3 (three) specific tranches on 15 September 2002 — 30%, 30 September 2003 — 15% and on 31 December 2004 — 55% upon payment of the promissory notes issued to the selling stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the selling stockholders only upon default on payment of the promissory notes by the Company and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.

The Company and the Selling Stockholders also entered into a Stockholders Voting Agreement (“SVA”) on August 15, 2002, pursuant to which each stockholder of Pramindo delivered to the Company a Power of Attorney (“PoA”) whereby the Company obtained the right to vote the escrow shares. The Company thereby acquired the right to nominate all of the members of the Board of Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.

The aggregate purchase price amounted to US$390.3 million (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (Rp82,218 million), consultants’ fees of US$5.9 million (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.

The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 8.4 years (Note 14). There was no goodwill arising from this acquisition.

In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section, is calculated as follows:

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

b.	Pramindo (continued)

Rp
Purchase consideration — net of discount on promissory notes	3,338,653
Historical amount of net assets	1,061,437

Difference in value for 100% ownership	2,277,216

Difference adjusted to stockholders’ equity for Indosat’s 13% ownership in Pramindo	296,038

The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

The allocation of the acquisition cost was as follows:

Rp
Purchase consideration - net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
- Cash and cash equivalents	141,475
- Distributable KSO revenue receivable	187,468
- Other current assets	13,839
- Property, plant and equipment	1,807,338
- Intangible assets	2,752,267
- Other non-current assets	160,139
- Current liabilities	(284,120)
- Deferred tax liabilities	(1,115,645)
- Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

Net cash outflow on the acquisition of Pramindo amounted to Rp243,561 million.

The outstanding promissory notes issued for the acquisition of Pramindo are presented as “Liabilities of business acquisitions” in the consolidated balance sheet as of December 31, 2003 (Note 25). As of December 31, 2003, the outstanding promissory notes, before unamortized discount, amounted to US$191.2 million (Rp1,615,473 million). On January 28, 2004, the Company obtained a loan to finance the payment of these promissory notes (Note 20b). On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

c.	AWI

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Amount of cash and promissory notes given up	1,141,752

Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 7.4 years (Note 14).

The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities of business acquisitions” in the consolidated balance sheets as of December 31, 2003 and 2004 (Note 25). As of December 31, 2003 and 2004, the outstanding promissory notes, before unamortized discount, amounted to US$109.1 million (Rp921,818 million) and US$98.2 million (Rp913,091 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. In addition, the Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding, and the Company agreed to pay a settlement amount of US$20 million. Based on this settlement and subsequent receipt of trade receivables from KSO III, the Company decided to reverse the provision for bad debts that had previously been recognized (Note 6d) and has accrued the costs related to the settlement at December 31, 2002.

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

d.	Amendment of the Joint Operation Scheme in Division Regional IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are:

•	The rights to operate fixed-line telecommunication services are transferred to the Company, where KSO IV is operated under the management, supervision, control and responsiblity of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV are assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.

As a result of the amendment of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

The purchase price for this transaction was approximately US$390.7 million or equivalent to Rp3,285,362 million which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consideration	3,285,362

4.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)

d.	Amendment of the Joint Operation Scheme in Division Regional IV (“KSO IV”) (continued)

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 14). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of December 31, 2004, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$462.9 million (Rp4,305,125 million) and is presented as “Liabilities of business acquisitions” (Note 25).

e.	Pro forma operating results related to acquisition of KSO investors and KSO IV

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of Pramindo and AWI had taken place on January 1, 2002 and KSO IV on January 1, 2003. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	2002	2003	2004
Operating revenues	22,297,575	28,343,447	34,020,663
Operating income	8,778,831	11,687,955	13,916,465
Income before tax	11,726,254	11,399,321	12,071,780
Net income	8,127,080	6,509,255	6,117,619
Net income per share	403.13	322.88	303.45
Net income per ADS	16,125.16	12,915.19	12,138.13

f.	Advance payments for investments in shares of stock

	2003	2004
Dayamitra (Note 4a)	65,458	—

5.	CASH AND CASH EQUIVALENTS

	2003	2004
Cash on hand	6,790	8,631

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	217,276	158,519
Bank Mandiri	109,887	192,056
Bank Rakyat Indonesia	9,988	10,712
Bank Pos Nusantara	1,135	1,278

Total	338,286	362,565

Foreign currencies
Bank Mandiri	32,016	98,951
Bank Negara Indonesia	1,576	1,765
Bank Rakyat Indonesia	453	612

Total	34,045	101,328

Total — related parties	372,331	463,893

Third parties
Rupiah
Citibank NA	302	362
Bank Bukopin	9,463	10,190
Bank Central Asia	7,889	5,906
Bank Niaga	2,102	1,884
ABN AMRO Bank	251	81,184
Bank Danamon	172	114
Lippo Bank	274	2,265
Bank Internasional Indonesia	3	26
Bank Buana Indonesia	218	45
Bank Muamalat Indonesia	76	75
Bank Mega	4,239	689
Deutsche Bank	6,097	9,173

Total	31,086	111,913

Foreign currencies
Citibank NA	3,231	4,416
Deutsche Bank	2,412	541
Standard Chartered Bank	1,808	322
ABN AMRO Bank	73	95
Bank Internasional Indonesia	22	31
Bank Central Asia	31	39
The Bank of Tokyo Mitsubishi	26	22

Total	7,603	5,466

Total — third parties	38,689	117,379

Total cash in banks	411,020	581,272

5.	CASH AND CASH EQUIVALENTS (continued)

	2003	2004
Time deposits
Related parties
Rupiah
Bank Mandiri	968,829	794,371
Bank Rakyat Indonesia	529,350	231,805
Bank Negara Indonesia	485,115	206,195
Bank Tabungan Negara	169,590	75,960

Total	2,152,884	1,308,331

Foreign currencies
Bank Mandiri	526,384	—
Bank Rakyat Indonesia	—	32,480
Bank Negara Indonesia	5,789	139,450

Total	532,173	171,930

Total — related parties	2,685,057	1,480,261

Third parties
Rupiah
Standard Chartered Bank	287,122	698,750
Bank Mega	91,342	98,906
Bank Bukopin	96,099	98,710
Bank Yudha Bhakti	1,000	—
Bank Niaga	4,500	102,787
Deutsche Bank	359,342	—
Bank Danamon	145,725	61,115
ABN AMRO Bank	1,000	11,000
Bank NISP	47,369	53,650
Bank Bumiputra	—	18,303
Bank Syariah Mega Indonesia	—	16,000
Bank Muamalat Indonesia	—	7,000
Bank Jabar	67,204	89,648

Total	1,100,703	1,255,869

Foreign currencies
Standard Chartered Bank	5,697	225,208
The Hongkong Shanghai Bank Corporation	—	253,043
Deutsche Bank	885,205	1,051,839

Total	890,902	1,530,090

Total — third parties	1,991,605	2,785,959

Total time deposits	4,676,662	4,266,220

Total cash and cash equivalents	5,094,472	4,856,123

5.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2003	2004
Rupiah	5.5% - 14.25%	3.00% - 9.50%
Foreign currencies	0.92% - 2.25%	0.55% - 1.95%

The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 47 for details of related party transactions.

6.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable from related parties and third parties arise from services provided to both retail and non-retail customers.

a.	By Debtor

Related parties:

	2003	2004
KSO Units	265,517	145,810
Government agencies	181,551	289,644
PT Mandara Selular Indonesia	37,326	—
PT Citra Sari Makmur	20,450	20,127
PT Patra Telekomunikasi Indonesia	8,513	8,824
PT Aplikanusa Lintasarta	5,819	8,780
Others	2,679	10,847

Total	521,855	484,032
Allowance for doubtful accounts	(110,932)	(64,928)

Net	410,923	419,104

Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

6.	TRADE ACCOUNTS RECEIVABLE (continued)

a.	By Debtor (continued)

Third parties:

	2003	2004
Residential and business subscribers	2,682,288	3,213,598
Overseas international carriers	42,836	143,539
Others	29,841	—

Total	2,754,965	3,357,137
Allowance for doubtful accounts	(332,960)	(457,138)

Net	2,422,005	2,899,999

b.	By Age

Related parties:

	2003	2004
Up to 6 months	350,348	396,425
7 to 12 months	42,250	14,947
13 to 24 months	42,920	19,659
More than 24 months	86,337	53,001

Total	521,855	484,032
Allowance for doubtful accounts	(110,932)	(64,928)

Net	410,923	419,104

Third parties:

	2003	2004
Up to 3 months	2,358,570	2,773,992
More than 3 months	396,395	583,145

Total	2,754,965	3,357,137
Allowance for doubtful accounts	(332,960)	(457,138)

Net	2,422,005	2,899,999

6.	TRADE ACCOUNTS RECEIVABLE (continued)

c.	By Currency

Related parties

	2003	2004
Rupiah	443,930	447,657
United States Dollar	77,925	36,375

Total	521,855	484,032
Allowance for doubtful accounts	(110,932)	(64,928)

Net	410,923	419,104

Third parties

	2003	2004
Rupiah	2,720,331	3,198,875
United States Dollar	34,634	158,262

Total	2,754,965	3,357,137
Allowance for doubtful accounts	(332,960)	(457,138)

Net	2,422,005	2,899,999

d.	Movements in the allowance for doubtful accounts

	2002	2003	2004
Beginning balance	578,785	502,989	443,892
Additions	523,024	296,099	342,895
Reversal of allowance for trade accounts receivable from AWI (Note 4c)	(511,933)	—	—
Bad debts write-off	(86,887)	(355,196)	(264,721)

Ending balance	502,989	443,892	522,066

Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.

Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.

Refer to Note 47 for details of related party transactions.

7.	INVENTORIES

	2003	2004
Components:
Telephone terminals and spare parts	27,407	29,910
Cable and transmission installation spare parts	1,540	3,155
Other spare parts	13,521	20,546

Total	42,468	53,611
Allowance for obsolescence	(14,757)	(20,188)

Net	27,711	33,423

Modules:
Cable and transmission installation spare parts	55,997	53,683
Telephone terminals and spare parts	37,917	34,434
Other spare parts	272	142

Total	94,186	88,259
Allowance for obsolescence	(25,584)	(34,063)

Net	68,602	54,196

Cards:
SIM cards, RUIM cards and prepaid voucher blanks	57,838	115,948
Allowance for obsolescence	(148)	(482)

Net	57,690	115,466

Total	154,003	203,085

Movements in the allowance for obsolescence are as follows:

	2003	2004
Beginning balance	53,795	40,489
Additions	4,523	14,800
Inventory write-off	(17,829)	(556)

Ending balance	40,489	54,733

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

At December 31, 2004, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$0.8 million. Management believes that the insurance amount is adequate to cover such risks.

8.	PREPAID EXPENSES

	2003	2004
Rental	173,242	268,287
Salary	124,061	218,329
Insurance	98,167	98,485
Telephone directory issuance cost	11,091	27,246
Other	23,134	15,722

Total	429,695	628,069

9.	OTHER CURRENT ASSETS

	2003	2004
Bank Mandiri	45,083	44,608

As of December 31, 2003, the balance consists of the Company’s time deposits of US$4.6 million (Rp38,778 million) pledged as collateral for credit facility obtained by Napsindo (Note 20a) and Rp2,412 million pledged as collateral for bank guarantees, and Telkomsel’s Rupiah time deposits of Rp3,893 million pledged as collateral for bank guarantees covering payments of customs duties.

As of December 31, 2004, the balance consists of the Company’s time deposits of US$4.6 million (Rp42,688 million) pledged as collateral for credit facility obtained by Napsindo (Note 20a) and Rp1,920 million pledged as collateral for bank guarantees.

10.	LONG-TERM INVESTMENTS

	2003
	Percentage			Equity in
	of	Opening	Addition /	net income	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	62,270	—	1,585	(11,433)	52,422
PT Patra Telekomunikasi Indonesia**	30.00	12,843	(2,745)	1,234	—	11,332
PT Napsindo Primatel International *	60.00	4,693	(4,693)	—	—	—
PT Multimedia Nusantara *	100.00	1,928	(1,928)	—	—	—
PT Telekomindo Selular Raya	—	26,642	(26,642)	—	—	—
PT Metro Selular Nusantara	—	16,307	(16,307)	—	—	—
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		124,683	(52,315)	2,819	(11,433)	63,754

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108
PT Komunikasi Selular Indonesia	—	57,570	(57,570)	—	—	—
PT Mandara Selular Indonesia	7.44	—	—	—	—	—

		58,464	(57,570)	—	—	894

		183,147	(109,885)	2,819	(11,433)	64,648

*	Consolidated in 2003

**	Deduction represents cash dividends received by the Company

10.	LONG-TERM INVESTMENTS (continued)

	2004
	Percentage			Equity in
	of	Opening	Addition /	net income	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	52,422	—	2,331	5,363	60,116
PT Patra Telekomunikasi Indonesia	30.00	11,332	—	1,089	—	12,421
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		63,754	—	3,420	5,363	72,537

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Bridge Mobile Pte. Ltd.	14.29	—	9,290	—	—	9,290
Medianusa Pte. Ltd.	—	108	(108)	—	—	—
PT Mandara Selular Indonesia	3.63	—	—	—	—	—

		894	9,182	—	—	10,076

		64,648	9,182	3,420	5,363	82,613

On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) under certain terms and paid cash of Rp5,398 million to the Company.

From the KMT – IP share-swap transaction, the Company recognized a loss of Rp47,307 million being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of December 31, 2003 and 2004, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.

10.	LONG-TERM INVESTMENTS (continued)

b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.

As of December 31, 2003 and 2004, the carrying amount of investment in Patrakom was equal to the underlying equity in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.

On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%. The Company decided to increase its ownership interest in PSN as part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.

In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. As of the date of issuance of these consolidated financial statements, the debt restructuring was not yet effective.

d.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

e.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

10.	LONG-TERM INVESTMENTS (continued)

f.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (Rp9,290 million) which represents a 14.286% ownership interest.

g.	Medianusa Pte. Ltd.

Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories. On November 30, 2004, Infomedia sold its entire ownership in Medianusa Pte. Ltd. for SGD0.024 million (Rp135 million) and recognized a gain of Rp27 million.

h.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

On July 28, 2003, Mobisel’s stockholders agreed to a restructuring program which included a debt to equity conversion of Mobisel’s interconnection payables to the Company, and an equity investment by a new stockholder. The debt conversion was completed in August 2003 which resulted in dilution of the Company’s interest to 7.44%.

In January 2004, the Company’s ownership interest was further diluted to 6.4% following the debt to equity conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%

10.	LONG-TERM INVESTMENTS (continued)

i.	PT Telekomindo Seluler Raya (“Telesera”)

In 2001, the Minister of Justice and Human Rights approved the corporate restructuring of PT Telekomindo Primabhakti (“Telekomindo”), an associated company engaged in the construction and development of telecommunications facilities. Pursuant to the restructuring, Telekomindo’s authorized and paid-up capital was reduced and the capital reduction became the paid-up capital of two new companies: PT Telekomindo Media Informatika (“TMI”) and PT Griya Insani Primabhakti (“GIP”).

Based on a share-swap agreement dated December 5, 2001 among the Company, PT Rajawali Corporation (“RC”), Telekomindo and TMI, the parties agreed on the following:

•	The Company sold its investments in Telekomindo, TMI and GIP to RC for Rp101,838 million.

•	TMI sold its investments in PT Telekomindo Selular Raya (“Telesera”) and the fixed assets of PT Multisaka Mitra (“MSM”) to the Company for Rp87,907 million and Rp17,442 million, respectively.

This transaction resulted in the Company owning 69.77% shares of Telesera as of December 31, 2001. In 2002, the Company acquired the remaining 30.23% interest in Telesera from Dana Pensiun Telkom for Rp38,093 million. In 2002, the Company also recognized a loss of Rp101,000 million to write down the carrying amount of this investment to net asset value.

On August 8, 2003, the Company exchanged its investment in Telesera to CPSC.

j.	PT Metro Selular Nusantara (“Metrosel”)

Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya.

On May 30, 2002, Metrosel made an equity call. The Company made additional capital contributions amounting to Rp13,513 million to maintain its ownership in Metrosel at 20.17%.

On August 8, 2003, the Company exchanged its investment in Metrosel to CPSC.

k.	PT Menara Jakarta (“MJ”)

MJ was engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ’s construction projects at the end of 1997. The value of this investment has been reduced to nil.

On April 8, 2003, the Company exchanged all its shares in MJ to PT Indocitra Grahabawana (“Indocitra”) for Indocitra’s 69% ownership interest in Metra (Note 1c).

10.	LONG-TERM INVESTMENTS (continued)

l.	PT Komunikasi Selular Indonesia (“Komselindo”)

Komselindo is a joint venture between the Company and PT Elektrindo Nusantara (“Elektrindo”), and is engaged in providing analog mobile cellular services. These services were previously provided by the Company under a revenue-sharing arrangement with Elektrindo.

On August 30, 2002, Komselindo’s stockholders through an Extraordinary Stockholders Meeting approved the equity call for debt restructuring which was included in the Settlement Agreement and the Settlement, Termination and Release Agreement dated August 30, 2002. The Company released and waived its pre-emptive right to subscribe newly issued shares resulting in the dilution of the Company’s ownership in Komselindo to 14.20%.

This debt restructuring transaction resulted in a net equity of Komselindo amounting to Rp405,421 million. As of December 31, 2002, the Company recorded its 14.20% interest in Komselindo at its net equity value of Rp57,570 million.

On August 8, 2003, the Company sold its investment in Komselindo to CPSC.

11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,	AWI				December 31,
	2003	acquisitions	Additions	Deductions	Reclassifications	2003
At cost or revalued amounts:
Direct acquisitions
Land	267,933	—	52,738	(20,762)	(945)	298,964
Buildings	1,658,390	2,436	43,301	(43,293)	158,261	1,819,095
Switching equipment	9,629,203	402,598	144,658	(10)	296,943	10,473,392
Telegraph, telex and data communication equipment	206,667	—	3,833	(86)	(11,100)	199,314
Transmission installation and equipment	10,340,314	7,565	278,020	(11,903)	6,204,183	16,818,179
Satellite, earth station and equipment	5,798,011	—	21,512	—	390,304	6,209,827
Cable network	13,122,336	1,075,987	637,068	(59,275)	712,681	15,488,797
Power supply	1,032,534	9,549	18,473	(3,996)	92,898	1,149,458
Data processing equipment	2,739,837	2,269	131,942	(1,810)	380,429	3,252,667
Other telecommunications peripherals	681,363	—	33,769	(369)	20,425	735,188
Office equipment	639,682	—	25,585	(1,802)	(2,974)	660,491
Vehicles	187,353	—	1,298	(1,760)	962	187,853
Other equipment	87,370	—	1,890	(6)	18,319	107,573
Property under construction:
Buildings	42,913	—	36,173	—	(24,198)	54,888
Switching equipment	348,286	—	222,275	—	(412,505)	158,056
Transmission installation and equipment	139,499	—	5,843,119	—	(5,888,711)	93,907
Satellite, earth station and equipment	264,029	—	390,994	—	(47,851)	607,172
Cable network	115,420	55,865	1,567,652	—	(1,724,413)	14,524
Power supply	5,715	—	18,416	—	(24,025)	106
Data processing equipment	10,807	—	63,945	(634)	(63,592)	10,526
Other telecommunications peripherals	13,649	—	15,853	(1,392)	(11,627)	16,483
Leased assets
Vehicles	3,640	—	73	(1,689)	(1,785)	239

Total	47,334,951	1,556,269	9,552,587	(148,787)	61,679	58,356,699

Accumulated depreciation:
Direct acquisitions
Buildings	736,997	—	115,602	(41,293)	1,013	812,319
Switching equipment	4,569,287	—	668,136	(4)	29,069	5,266,488
Telegraph, telex and data communication equipment	202,043	—	3,365	(59)	(11,100)	194,249
Transmission installation and equipment	3,183,736	—	1,784,031	(4,534)	(6,338)	4,956,895
Satellite, earth station and equipment	2,001,671	—	153,506	—	3,202	2,158,379
Cable network	5,286,209	—	1,300,460	(20,312)	46,924	6,613,281
Power supply	724,985	—	77,765	(3,437)	(1,388)	797,925
Data processing equipment	990,054	—	492,799	(2,394)	(10,643)	1,469,816
Other telecommunications peripherals	499,093	—	71,217	(240)	2,120	572,190
Office equipment	460,518	—	37,251	(1,088)	786	497,467
Vehicles	167,226	—	7,986	(1,705)	(373)	173,134
Other equipment	63,020	—	2,028	(6)	4,260	69,302
Leased assets
Vehicles	1,506	—	307	(848)	(851)	114

Total	18,886,345	—	4,714,453	(75,920)	56,681	23,581,559

Net Book Value	28,448,606					34,775,140

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	KSO IV				December 31,
	2004	acquisitions	Additions	Deductions	Reclassifications	2004
At cost or revalued amounts:
Direct acquisitions
Land	298,964	—	34,212	(156)	(5,681)	327,339
Buildings	1,819,095	7,021	29,722	(14,448)	328,665	2,170,055
Switching equipment	10,473,392	616,769	209,463	(52,829)	(886,695)	10,360,100
Telegraph, telex and data communication equipment	199,314	—	4,071	(14)	10,484	213,855
Transmission installation and equipment	16,818,179	271,678	245,170	(573,950)	10,161,066	26,922,143
Satellite, earth station and equipment	6,209,827	—	30,998	(165,130)	(2,720,892)	3,354,803
Cable network	15,488,797	1,427,049	195,947	(44,651)	633,932	17,701,074
Power supply	1,149,458	18,644	22,784	(6,116)	9,940	1,194,710
Data processing equipment	3,252,667	32,012	469,470	(11,671)	44,263	3,786,741
Other telecommunications peripherals	735,188	—	62,550	(3,872)	30,768	824,634
Office equipment	660,491	102	32,513	(8,470)	(22,970)	661,666
Vehicles	187,853	3,859	4,972	(9,285)	4,004	191,403
Other equipment	107,573	—	1,855	(71)	3,269	112,626
Property under construction:
Buildings	54,888	—	46,137	—	(47,613)	53,412
Switching equipment	158,056	—	57,033	—	(215,089)	—
Transmission installation and equipment	93,907	—	5,067,293	—	(4,986,069)	175,131
Satellite, earth station and equipment	607,172	—	234,354	—	(64,627)	776,899
Cable network	14,524	—	2,006,243	—	(1,995,259)	25,508
Power supply	106	—	24,953	—	(24,990)	69
Data processing equipment	10,526	—	30,065	—	(23,910)	16,681
Other telecommunications peripherals	16,483	—	10,594	—	(27,077)	—
Leased assets
Vehicles	239	—	11	—	163	413

Total	58,356,699	2,377,134	8,820,410	(890,663)	205,682	68,869,262

Accumulated depreciation:
Direct acquisitions
Buildings	812,319	—	136,083	(11,209)	15,445	952,638
Switching equipment	5,266,488	—	748,667	(36,795)	(377,087)	5,601,273
Telegraph, telex and data communication equipment	194,249	—	853	(791)	4,342	198,653
Transmission installation and equipment	4,956,895	—	2,747,743	(513,618)	1,017,239	8,208,259
Satellite, earth station and equipment	2,158,379	—	199,729	(165,075)	(660,751)	1,532,282
Cable network	6,613,281	—	1,560,387	(33,777)	95,770	8,235,661
Power supply	797,925	—	108,436	(5,642)	4,061	904,780
Data processing equipment	1,469,816	—	680,399	(11,221)	(26,173)	2,112,821
Other telecommunications peripherals	572,190	—	75,248	(3,664)	68,804	712,578
Office equipment	497,467	—	68,822	(7,291)	3,759	562,757
Vehicles	173,134	—	11,730	(8,224)	4,224	180,864
Other equipment	69,302	—	17,469	(71)	7,827	94,527
Leased assets
Vehicles	114	—	33	—	(77)	70

Total	23,581,559	—	6,355,599	(797,378)	157,383	29,297,163

Net Book Value	34,775,140					39,572,099

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2003	2004
Proceeds from sale of property, plant and equipment	255,750	67,196
Net book value	72,867	93,285

Gain/(loss) on disposal	182,883	(26,089)

In accordance with the amended and restated KSO agreement with MGTI (Note 4d), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of December 31, 2004, the net book value of these property, plant and equipment was Rp2,000,073 million.

As of December 31, 2003 and 2004, the net book value of property, plant and equipment included in the Company’s property, plant and equipment that are utilized by the KSOs amounted to Rp795,838 million and Rp449,016 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.

Interest capitalized to property under construction amounted to Rp20,108 million, Rp22,925 million and Rp57,690 million in 2002, 2003 and 2004, respectively.

Foreign exchange (gains) losses capitalized as part of property under construction amounted to (Rp27,568 million), nil and Rp74,283 million in 2002, 2003 and 2004, respectively.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2005-2034. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

Some of the Company’s land is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

As of December 31, 2004, the Company operated two satellites which primarily provide backbone transmission links for its Network and earth station satellite up-linking and down-linking services to domestic and international users. The Company can allocate the transponders in the satellite following to customer’s demand. As of December 31, 2004, there were no events or changes in circumstances which indicate that the carrying amount of the Company’s satellites may not be recoverable.

The estimated date of completion of assets under construction is between January 2005 and June 2005. Management believes that there is no impediment to the completion of the construction in progress.

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

As of December 31, 2004, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp23,055,406 million plus US$2,288 million. In addition, the Telkom-1 satellite is insured for US$51.6 million. Management believes that the insurance coverage is adequate.

On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darusallam with net book value of Rp54,863 million were destroyed by earthquake and tsunami. As of December 31, 2004, the Company has recorded the loss in “Other Income (Expense)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. As of the date of issuance of these financial statements, verification by insurance companies is still in progress. The Company and its subsidiaries will recognize insurance claims on the loss when the insurance companies have completed their verification and agreed on the claimed amounts.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Note 24).

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				December 31,
	2003	Additions	Deductions	Reclassifications	2003
At cost:
Land	3,160	—	—	—	3,160
Buildings	23,727	—	—	(3,472)	20,255
Switching equipment	623,757	—	(9,154)	(76,713)	537,890
Transmission installation and equipment	107,558	—	(14,530)	—	93,028
Cable network	333,188	27,314	—	(42,121)	318,381
Other telecommunications peripherals	129,196	—	(2,711)	(2,513)	123,972

Total	1,220,586	27,314	(26,395)	(124,819)	1,096,686

Accumulated depreciation:
Land	1,278	171	—	—	1,449
Buildings	10,411	1,155	—	(1,762)	9,804
Switching equipment	360,637	37,458	(9,154)	(47,416)	341,525
Transmission installation and equipment	95,198	9,052	(14,530)	—	89,720
Cable network	246,244	17,231	—	(38,300)	225,175
Other telecommunications peripherals	129,196	—	(2,711)	(2,513)	123,972

Total	842,964	65,067	(26,395)	(89,991)	791,645

Net Book Value	377,622				305,041

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

	January 1,				December 31,
	2004	Additions	Deductions	Reclassifications	2004
At cost:
Land	3,160	222	—	—	3,382
Buildings	20,255	225	—	(7,058)	13,422
Switching equipment	537,890	12,473	—	(132,226)	418,137
Transmission installation and equipment	93,028	200,251	—	(34,160)	259,119
Cable network	318,381	117,228	—	(39,469)	396,140
Other telecommunications peripherals	123,972	234	—	(20,709)	103,497

Total	1,096,686	330,633	—	(233,622)	1,193,697

Accumulated depreciation:
Land	1,449	152	—	—	1,601
Buildings	9,804	802	—	(3,529)	7,077
Switching equipment	341,525	34,757	—	(90,160)	286,122
Transmission installation and equipment	89,720	13,406	—	(34,160)	68,966
Cable network	225,175	33,817	—	(31,475)	227,517
Other telecommunications peripherals	123,972	24	—	(20,709)	103,287

Total	791,645	82,958	—	(180,033)	694,570

Net Book Value	305,041				499,127

In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

The unearned income on revenue-sharing arrangements is as follows:

	2003	2004
Gross amount	1,096,686	1,193,697

Accumulated amortization:
Beginning balance	(1,077,789)	(984,954)
Addition (Note 37)	(58,379)	(82,033)
Deduction	151,214	233,622

Ending balance	(984,954)	(833,365)

Net	111,732	360,332

13.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets consist of:

	2003	2004
Advances for purchase of property, plant and equipment	28,698	1,070,065
Security deposits	22,851	28,345
Restricted cash	5,053	114,202
Deferred landrights charges	74,299	93,843
Others	45,053	65,896

Total	175,954	1,372,351

Restricted cash represents time deposits with original maturities of more than one year held by the Company and its subsidiaries and are pledged as collateral for bank guarantee.

Deferred landrights charges represent costs to extend the contractual life of the landrights which are deferred and amortized over the new contractual life.

14.	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2003 and 2004 are as follows:

		Other
		intangible
	Goodwill	assets	Total
Gross carrying amount:
Balance as of December 31, 2002	106,348	4,028,842	4,135,190
Addition — acquisition of AWI (Note 4c)	—	1,982,564	1,982,564

Balance as of December 31, 2003	106,348	6,011,406	6,117,754

Accumulated amortization:
Balance as of December 31, 2002	(33,681)	(209,364)	(243,045)
Amortization expense for 2003	(21,270)	(709,389)	(730,659)

Balance as of December 31, 2003	(54,951)	(918,753)	(973,704)

Net book value	51,397	5,092,653	5,144,050

Weighted-average amortization period	5 years	8.26 years

14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

		Other
		intangible
	Goodwill	assets	Total
Gross carrying amount:
Balance as of December 31, 2003	106,348	6,011,406	6,117,754
Addition — acquisition of Dayamitra (Note 4a)	—	231,477	231,477
Addition — acquisition of KSO IV (Note 4d)	—	908,228	908,228

Balance as of December 31, 2004	106,348	7,151,111	7,257,459

Accumulated amortization:
Balance as of December 31, 2003	(54,951)	(918,753)	(973,704)
Amortization expense for 2004	(21,270)	(851,060)	(872,330)

Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)

Net book value	30,127	5,381,298	5,411,425

Weighted-average amortization period	5 years	7.97 years

Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 4). Goodwill resulted from the acquisition of GSD (Note 1c).

The estimated annual amortization expense relating to goodwill for the years ending December 31, 2005 and 2006 is Rp21,269 million and Rp8,858 million, respectively. The estimated annual amortization expense relating to other intangible assets for each of the next five years beginning from January 1, 2005 is Rp896,883 million per year.

15.	ESCROW ACCOUNTS

Escrow accounts consist of the following:

	2003	2004
Citibank N.A., Singapore	239,689	30,059
JP Morgan Chase Bank	276,439	—
Bank Mandiri	6,018	6,222

	522,146	36,281

a.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 4a).

15.	ESCROW ACCOUNTS (continued)

a.	Citibank N.A., Singapore (continued)

In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement; therefore, as of December 31, 2004, this escrow account is used to facilitate the payment of the Company’s obligations under the Option Agreement with TMC.

The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

b.	JP Morgan Chase Bank

This escrow account with JP Morgan Chase Bank (“Pramindo Escrow Agent”) was established to facilitate the settlement of the Company’s obligations under its Conditional Sale and Purchase Agreement for the acquisition of Pramindo (Note 4b).

In accordance with the Escrow Agreement, the Company was required to make installment payments of US$12.8 million for eleven months and US$15.0 million for sixteen months. The first installment was due on October 1, 2002.

The escrow account earned interest at LIBOR minus 0.4% per annum, which was computed on a daily basis. The interest income earned was included as part of the escrow funds.

On March 15, 2004, the Company repaid the entire obligations related to the Pramindo transaction. On March 18, 2004, the escrow account was closed and the remaining balance of US$7.8 million was transferred to the Company’s account.

c.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24f).

16.	TRADE ACCOUNTS PAYABLE

	2003	2004
Related parties
Payables to other telecommunications carriers	322,842	196,127
Concession fees	224,370	254,665
Purchases of equipment, materials and services	110,266	192,302

Total	657,478	643,094

Third parties
Purchases of equipment, materials and services	2,892,803	3,366,320
Payables related to revenue-sharing arrangements	94,508	220,158
Payables to other telecommunication providers	122,543	24,978

Total	3,109,854	3,611,456

Total	3,767,332	4,254,550

Trade accounts payable by currency are as follows:

	2003	2004
Rupiah	2,825,795	3,613,715
U.S. Dollar	900,408	638,861
Euro	29,463	—
Japanese Yen	10,033	715
Great Britain Pound Sterling	916	1,092
Singapore Dollar	717	147
Myanmar KYAT	—	20

Total	3,767,332	4,254,550

Refer to Note 47 for details of related party transactions.

17.	ACCRUED EXPENSES

	2003	2004
Early retirement benefits	132,810	—
Salaries and employee bonuses	442,785	321,237
Interest and bank charges	261,050	163,203
General, administrative and marketing	259,462	242,597
Operations, maintenance and telecommunications services	89,103	324,329

Total	1,185,210	1,051,366

17.	ACCRUED EXPENSES (continued)

Based on the Board of Directors’ Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 and Resolution of Human Resources Director No. KR.18/PS900/SDM-30/2003 dated October 9, 2003 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees’ rights under the early retirement program, method of calculation and payments for compensation and other benefits in 2003 and 2004 are provided in the Board of Directors’ Resolution No. KD.80/PS900/SDM-20/2002 regarding Employees’ Rights under Early Retirement Program Year 2003 and Resolution of Human Resources Director No. KR 1217/PS900/SDM.30/2004 regarding Early Retirement, respectively. Accrued early retirement benefits as of December 31, 2003 and early retirement benefits for 2004 were fully paid in 2004.

18.	UNEARNED INCOME

	2003	2004
Prepaid pulse reload vouchers	740,077	1,017,530
Other telecommunication services	16,361	7,669
Other	6,773	4,801

Total	763,211	1,030,000

19.	ADVANCES FROM CUSTOMERS AND SUPPLIERS

Represent security deposits received from customers related to services and performance guarantee deposits from suppliers related to procurement contracts.

20.	SHORT-TERM BANK LOANS

Short-term bank loans consist of:

	2003	2004
Bank Mandiri	37,642	41,433
ABN AMRO Bank	—	604,500
Bank Central Asia	—	455,700

Total	37,642	1,101,633

20.	SHORT-TERM BANK LOANS (continued)

a.	Bank Mandiri

On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one–year term. The loan is secured with the Company’s time deposits (Note 9) with interest rate at 2% above the pledged time deposits interest rate (i.e. 3% as of December 31, 2003 and 2.65% as of December 31, 2004). On November 11, 2003, the facility was extended until August 28, 2004. The facility can be extended upon approval by the Company. Subsequently, on September 23, 2004, this loan facility was extended for another one-year term and will expire on August 28, 2005.

On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one–year term. On May 4, 2004, the facility was extended for another one year term and will expire on April 24, 2005. The loan is secured by the Company’s time deposits and bears interest at 2% above the pledged time deposits interest rate (i.e. 3% as of December 31, 2003 and 2.65% as of December 31, 2004).

As of December 31, 2003 and 2004, principal outstanding under these facilities amounted to US$4.5 million (Rp37,642 million) and US$4.5 million (Rp41,433 million).

b.	ABN AMRO Bank

On January 28, 2004, the Company signed a short-term loan agreement with ABN AMRO Bank N.V., Jakarta Branch for a facility of US$129.7 million. The loan was used to settle the outstanding promissory notes at March 15, 2004 which were issued for the acquisition of Pramindo (Note 4b). The principal and interest are payable in 10 monthly installments from March 2004 to December 2004. The loan bears interest at LIBOR plus 2.75%. As of December 31, 2004, the loan was repaid and the loan agreement was terminated on January 6, 2005.

On December 21, 2004, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a short-term loan with a maximum facility of US$65.0 million. The loan principal of US$30.0 million and US$35.0 million is due on March 31, 2005 and June 30, 2005, respectively. The loan is unsecured and bears interest at 3-month U.S. Dollar LIBOR plus 2.5% (i.e. 5.02% as of December 31, 2004). Principal outstanding as of December 31, 2004 was Rp604,500 million (US$65.0 million).

c.	Bank Central Asia

On December 27, 2004, the Company entered into a loan agreement with Bank Central Asia for a short-term loan with a maximum facility of US$49.0 million. The loan is due on June 28, 2005. The facility is unsecured and bears interest at 1-month LIBOR plus 2.85% (i.e. 5.27% as of December 31, 2004). Principal outstanding as of December 31, 2004 amounted to Rp455,700 million (US$49.0 million).

21.	MATURITIES OF LONG-TERM LIABILITIES

a.	Current maturities

	Notes	2003	2004
Two-step loans	22	832,135	655,422
Medium-term Notes	23	—	468,976
Bank loans	24	808,793	602,516
Liabilities of business acquisitions	25	1,587,775	573,908
Suppliers’ credit loans	26	164,958	—
Bridging loan	27	49,855	—

Total		3,443,516	2,300,822

b.	Long-term portion

	(In billions of Rupiah)
	Notes	Total	2006	2007	2008	2009	Later
Two-step loans	22	5,363.3	570.7	501.6	460.4	444.9	3,385.7
Guaranteed Notes	23	736.2	—	736.2	—	—	—
Bonds	23	986.6	—	986.6	—	—	—
Medium-term Notes	23	608.7	144.7	464.0	—	—	—
Bank loans	24	1,775.8	750.9	623.6	400.8	0.4	0.1
Liabilities of business acquisitions	25	3,743.3	746.7	690.4	767.8	748.0	790.4

Total		13,213.9	2,213.0	4,002.4	1,629.0	1,193.3	4,176.2

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia — Directorate General of Treasury.

22.	TWO-STEP LOANS (continued)

The details of the two-step loans are as follows:

	Interest Rate		Outstanding
Creditors	2003	2004	2003	2004
Overseas banks	3.10% - 14.90%	3.10% - 13.25%	7,441,076	5,889,703
Consortium of contractors	3.20% - 14.90%	3.20% - 13.25%	249,969	129,002

Total			7,691,045	6,018,705
Current maturities			(832,135)	(655,422)

Long-term portion			6,858,910	5,363,283

The details of two-step loans obtained from overseas banks as of December 31, 2003 and 2004 are as follows:

	Interest Rate		Outstanding
Currencies	2003	2004	2003	2004
U.S. Dollar	4.00% - 7.98%	4.00% - 7.98%	2,946,687	2,397,437
Rupiah	9.69% - 14.90%	8.30% - 13.25%	3,050,043	2,098,948
Japanese Yen	3.10%	3.10%	1,244,331	1,393,318
Euro	7.33% - 8.45%	7.33% - 8.45%	200,015	—

Total			7,441,076	5,889,703

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2024.

Details of two-step loans obtained from a consortium of contractors as of December 31, 2003 and 2004 are as follows:

	Interest Rate		Outstanding
Currencies	2003	2004	2003	2004
Rupiah	12.66% - 14.90%	8.30% - 13.25%	116,574	9,924
Japanese Yen	3.20%	3.20%	133,395	119,078

Total			249,969	129,002

22.	TWO-STEP LOANS (continued)

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until June 15, 2008.

Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on
3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1% or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of December 31, 2004, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

The Company should maintain financial ratios as follows:

a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.

As of December 31, 2004, the Company complied with the above mentioned ratios.

23.	NOTES AND BONDS

	2003	2004
Guaranteed Notes	1,121,224	736,174
Bonds	981,278	986,564
Medium-term Notes	—	1,077,703

Total	2,102,502	2,800,441
Current maturities	—	(468,976)

Long-term portion	2,102,502	2,331,465

a.	Guaranteed Notes

In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150.0 million Guaranteed Notes (the “Notes”) which are unconditionally and irrevocably guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

23.	NOTES AND BONDS (continued)

a.	Guaranteed Notes (continued)

Telkomsel has unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. So long as any Notes remains outstanding, among others, neither the Issuer nor the Guarantor will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest including without limitation anything analogous to any of the foregoing under the laws of any jurisdiction (each a “Security Interest”) on the whole or any part of its present or future assets, undertakings, property or revenues as security for any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt.

TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption, provided that if only part of the Notes are redeemed, the principal amount of the outstanding Notes after such redemption will be at least US$100.0 million.

The Notes are listed on the Singapore Exchange Securities Trading Limited. The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of TSFL and will at all times rank pari passu and without any preference among themselves. The payment obligations of TSFL under the Notes shall, save for such exceptions as may be provided by applicable laws, at all times rank at least equivalent with all other present and future unsecured and unsubordinated obligations of TSFL. The net proceeds from the sale of the Notes were used by TSFL to lend to Telkomsel in financing its capital expenditures.

Based on the “On-Loan Agreement”, dated April 30, 2002 between Telkomsel and TSFL, TSFL lent the proceeds from the subscription of the Notes to Telkomsel at an interest rate of 9.765% per annum, payable under the same terms as above. Subsequently, on September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled. The loan will mature on April 30, 2007 or on such an earlier date as the loan may become repayable.

The current rating for the Notes issued by Pefindo is AAA, by Standard and Poor’s is BB- and by Fitch is B+.

23.	NOTES AND BONDS (continued)

b.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas.

The current rating for the bonds issued by Pefindo is AAA and by Standard and Poor’s is BB-.

As of December 31, 2003 and 2004, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2003	2004
Principal	1,000,000	1,000,000
Bond issuance costs	(18,722)	(13,436)

Net	981,278	986,564

During the period when the bonds are outstanding, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:

1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:

a.	3:1 for the period of January 1, 2002 to December 31, 2002

b.	2.5:1 for the period of January 1, 2003 to December 31, 2003

c.	2:1 for the period of January 1, 2004 to the redemption date of the bonds

3.	Debt to EBITDA ratio should not exceed 3:1

As of December 31, 2004, the Company complied with the covenants.

c.	Medium-term Notes

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Medium-term Notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million (Note 24a).

23.	NOTES AND BONDS (continued)

c.	Medium-term Notes (continued)

The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

As of December 31, 2004, the outstanding principal and unamortized debt issuance costs are as follows:

Rp
Principal	1,080,000
Debt issuance costs	(2,297)

1,077,703
Current maturities	(468,976)

Long-term portion	608,727

The current rating for the Notes issued by Pefindo is AAA.

During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1

As of December 31, 2004, the Company complied with the covenants.

24.	BANK LOANS

The details of long-term bank loans as of December 31, 2003 and 2004 are as follows:

			2003		2004
			Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
Group of lenders	US$	—	172.3	1,456,063	—	—
Citibank N.A.	EUR	73.4	64.9	690,646	51.4	649,758
	US$	113.3	51.3	434,059	85.9	798,197
Bank Central Asia	Rp	173,000.0	—	139,826	—	143,489
Deutsche Bank	Rp	108,817.7	—	95,418	—	41,009
Bank Finconesia	Rp	—	—	15,884	—	—
Bank Mandiri	Rp	82,425.3	—	42,115	—	59,729
Syndicated banks	Rp	90,000.0	—	34,263	—	8,088
	US$	4.0	1.9	15,751	0.4	4,092
Bank Niaga	Rp	7,765.0	—	565	—	7,330
The Export-Import Bank of Korea	US$	124.0	—	—	59.1	549,449
Consortium of banks	Rp	150,000.0	—	—	—	117,174

Total				2,924,590		2,378,315
Current maturities of bank loans				(808,793)		(602,516)

Long-term portion				2,115,797		1,775,799

a.	Group of lenders

AWI had a loan of US$270.9 million from a group of lenders (the “lenders”) before it was 100% acquired by the Company on July 31, 2003. Based on the Conditional Sale and Purchase Agreement related to the acquisition, the Company assumed the loan by repaying US$74.0 million and entering into a credit agreement with the lenders to finance the remaining outstanding balance of the loan amounting to US$197.0 million, with JP Morgan Chase Bank, Hong Kong office, as the facility agent. This loan bears an interest at LIBOR plus 3.5% per annum, net of 10% withholding tax (i.e. 4.65% as of December 31, 2003). The Company must pay an annual facility agent fee of US$0.1 million. The loan is repayable in 8 semi-annual installments beginning on December 31, 2003 with the first through the seventh installment of US$24.7 million and final installment of US$24.4 million. The Company has repaid the entire outstanding balance in December 2004 using the proceeds from issuance of Medium-term Notes (Note 23c) and the credit agreement was terminated on January 3, 2005.

b.	Citibank N.A.

1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 52a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility of EUR76.2 million which is divided into several tranches.

24.	BANK LOANS (continued)

b.	Citibank N.A. (continued)

1.	Hermes Export Facility (continued)

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.98% as of December 31, 2003 and 2.963% as of December 31, 2004). Interest is payable semi-annually, starting on the utilization date of the Facility.

In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR 6.1 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

As of December 31, 2003 and 2004, the outstanding balance was EUR64.9 million (Rp690,646 million) and EUR51.4 million (Rp649,758 million), respectively.

The schedule of the principal payments on this long-term loan as of December 31, 2004 is as follows:

	Amount
	EUR	Rupiah
Year	(in millions)	equivalent
2005	14.7	185,645
2006	14.7	185,645
2007	11.0	139,234
2008	11.0	139,234

2.	High Performance Backbone (“HP Backbone”) Loans

a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

24.	BANK LOANS (continued)

b.	Citibank N.A. (continued)

2.	High Performance Backbone (“HP Backbone”) Loans (continued)

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

As of December 31, 2003 and 2004, the outstanding loan was US$15.1 million (Rp127,664 million) and US$16.8 million (Rp155,918 million), respectively. The loan is payable in ten semi-annual installments beginning in July 2004.

Amounts drawn from the facility bear interest at LIBOR plus 0.75% (i.e., 1.98% and 2.97% as of December 31, 2003 and 2004, respectively).

b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as “Arranger”) and Citibank International plc (as “Agent”), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2003 and 2004 was US$16.7 million (Rp141,073 million) and US$13.0 million (Rp120,809 million), respectively.

During the period when the loans are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:

a.	3:1 for the period of April 10, 2002 to January 1, 2003

b.	2.75:1 for the period of January 2, 2003 to January 1, 2004

c.	2.5:1 for the period of January 2, 2004 to January 1, 2005

d.	2:1 for the period of January 2, 2005 to the fully repayment date of the loans

3.	Debt to EBITDA ratio should not exceed:

a.	3.5:1 for the period of April 10, 2002 to January 1, 2004

b.	3:1 for the period of January 2, 2004 to the fully repayment date of the loans

24.	BANK LOANS (continued)

b.	Citibank N.A. (continued)

2.	High Performance Backbone (“HP Backbone”) Loans (continued)

The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person. As of June 9, 2004, the Company obtained a written waiver from Citibank International plc with regard to entering into the AWI loan (Notes 4c and 24a). As of December 31, 2004, the Company complied with the covenants.

3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 52a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility amount of US$70.5 million which is divided into several tranches.

The agreement was subsequently amended on December 17, 2004, among others, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.27% and 4.02% as of December 31, 2003 and 2004, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility.

In addition to the interest, in 2003 and 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$4.2 million and US$1.5 million, respectively, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

The total amount drawn down from the Facility in 2003 and 2004 amounted to US$21.7 million (equivalent to Rp184,834 million) and US$47.3 million (equivalent to Rp428,719 million), respectively. As of December 31, 2003 and 2004, the outstanding balance was US$19.5 million (Rp165,322 million) and US$56.1 million (Rp521,470 million), respectively.

24.	BANK LOANS (continued)

b.	Citibank N.A. (continued)

3.	EKN-Backed Facility (continued)

The schedule of the principal payments on this long-term loan as of December 31, 2004 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	equivalent
2005	15.5	143,841
2006	15.5	143,841
2007	12.6	116,894
2008	12.5	116,894

The following table summarizes the principal outstanding on loans from Citibank N.A. as of December 31, 2003 and 2004:

	2003			2004
	Foreign		Rupiah	Foreign		Rupiah
	currencies		equivalent	currencies		equivalent
	(in millions)			(in millions)
Hermes Export Facility	EUR 64.9		690,646	EUR 51.4		649,758
HP Backbone loans	US$	31.8	268,737	US$	29.8	276,727
EKN-Backed Facility	US$	19.5	165,322	US$	56.1	521,470

Total			1,124,705			1,447,955
Current maturities			(242,116)			(402,983)

Long-term portion			882,589			1,044,972

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 11.05% and 10.02% as of December 31, 2003 and 2004, respectively). The loans are payable in twelve unequal quarterly installments beginning January 2004. The loan will mature in October 2006.

24.	BANK LOANS (continued)

c.	Bank Central Asia (continued)

Total principal outstanding as of December 31, 2003 and 2004 were Rp139,826 million and Rp143,489 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	EBITDA to interest ratio should not exceed 4:1

2.	EBITDA to interest and principal ratio should exceed 1.5:1

3.	Debt to EBITDA ratio should not exceed 3:1

In 2003, the Company breached a covenant in the loan agreement which stipulated that the Company would not make any guarantee or collateralize its assets for an amount exceeding US$2 million or its equivalent. On June 23, 2004, the Company obtained a written waiver from Bank Central Asia with regard to the Company’s time deposits of US$4.6 million collateralized for Napsindo’s loan (Notes 9 and 20a). Subsequently, the covenant in the loan agreement was amended to increase the limit of the guarantee or collateralized assets to Rp500,000 million (equivalent US$53.9 million).

d.	Deutsche Bank AG

On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital (“EWSD”) and Nippon Electric Automatic Exchange (“NEAX”), respectively, in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG (“Facility Agent”). The loans bear fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,009 million beginning in January 2004 for loan ex-PT Siemens Indonesia. As of December 31, 2003 and 2004, the outstanding balance was Rp 95,418 million and Rp41,009 million, respectively.

e.	Bank Finconesia

On June 28, 2002, the Company entered into a contract agreement with PT Olex Cables Indonesia for addition of installation of Central Lucent in Regional Division V. Subsequently, 80% of the contract amounts were factored by the vendor to Bank Finconesia. The loan bears fixed interest rate at 19% per annum and is repayable in two annual installments of Rp15,884 million beginning in December 2003. As of December 31, 2004, the facility has been repaid.

24.	BANK LOANS (continued)

f.	Bank Mandiri

On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. On December 30, 2003 and September 1, 2004, Bank Mandiri agreed to decrease the interest rate to 14% per annum commencing in January 2004 and 11.25% per annum commencing from September 1, 2004, respectively.

On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. On September 1, 2004, Bank Mandiri agreed to decrease the interest rate to 11.25% commencing from September 1, 2004. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd.

The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO Unit VI. As of December 31, 2003 and 2004, total principal outstanding under these facilities amounted to Rp39,925 million and Rp58,254 million, respectively.

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 15% per annum payable on a monthly basis, is secured by Balebat’s operating equipment and will mature in July 2006. The principal is repayable on a monthly basis. As of December 31, 2003 and 2004, principal outstanding under this facility amounted to Rp2,190 million and Rp1,475 million, respectively.

g.	Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan)

On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia (“BCA”, lender), providing a total facility of US$4.0 million and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.

Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter (i.e., 3.38% and 4.875% as of December 31, 2003 and 2004, respectively). Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12-month time deposit rate) thereafter (i.e., 11.625% and 11.125% as of December 31, 2003 and 2004, respectively).

24.	BANK LOANS (continued)

g.	Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan) (continued)

The loans are payable in eleven quarterly installments beginning in September 2002. The loans will mature on March 15, 2005.

Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of December 31, 2003 and 2004 are Rp34,263 million and US$1.9 million (Rp15,751 million) and Rp8,088 million and US$0.4 million (Rp4,092 million), respectively. The loans were fully repaid on March 15, 2005.

The Company pledged the property under construction as collateral for the IP Backbone loan with a maximum amount of US$14.6 million and Rp401 million.

Average interest rates for the loans during 2003 and 2004 were as follows:

	2003	2004
Rupiah	11.63% - 19.00%	10.83% - 11.63%
U.S. Dollar	3.31% - 3.69%	3.31% - 4.88%

Under the Loan Agreement, the Company should maintain quarterly financial ratios as follows:

1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1

As of December 31, 2004, the Company complied with the above mentioned ratios.

h.	Bank Niaga

On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of December 31, 2003 and 2004, principal outstanding amounted to Rp565 million and Rp249 million, respectively.

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant (“Investment Facility”) which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery (“Specific Transaction Facility”) which bears interest at 12% per annum. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of December 31, 2004, principal outstanding under these facilities amounted to Rp7,081 million.

24.	BANK LOANS (continued)

i.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium (Note 52a.iv) and available until April 2006.The loan bears interest, commitment and other fees totaling 5.68%.The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 in each year beginning in 2006. As of December 31, 2004, principal outstanding amounted to US$59.1 million (equivalent Rp549,449 million).

j.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the drawdown period was amended to expire 18 months from the signing of the Addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007 and the value of the project equipment secured was reduced to Rp187,500 million.

As of December 31, 2004, interest rate charged on the loan was 10.19% and the principal outstanding amounted to Rp117,174 million.

During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1

As of December 31, 2004, the Company complied with the above mentioned ratios.

25.	LIABILITIES OF BUSINESS ACQUISITIONS

This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of Pramindo in respect of the Company’s acquisition of 100% of Pramindo, to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, to TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares and to MGTI in respect of the Company’s acquisition of KSO IV.

	2003	2004
Pramindo transaction (Note 4b)
France Cables et Radio S.A.	646,100	—
PT Astratel Nusantara	565,497	—
Indosat	210,042	—
Marubeni Corporation	129,220	—
International Finance Corporation, USA	48,457	—
NMP Singapore Pte. Ltd.	16,157	—
Less discount on promissory notes	(80,184)	—

	1,535,289	—

AWI transaction (Note 4c)
PT Aria Infotek	483,955	479,373
The Asian Infrastructure Fund	115,227	114,136
MediaOne International I B.V.	322,636	319,582
Less discount on promissory notes	(122,358)	(90,173)

	799,460	822,918

Dayamitra transaction (Note 4a)
TM Communication (HK) Ltd.	—	139,752
Less discount on promissory notes	—	(11,883)

	—	127,869

KSO IV transaction (Note 4d)
MGTI	—	4,305,125
Less discount	—	(938,687)

	—	3,366,438

Total	2,334,749	4,317,225
Current maturity — net of discount (Note 21a)	(1,587,775)	(573,908)

Long-term portion — net of discount	746,974	3,743,317

26.	SUPPLIERS’ CREDIT LOANS

	2003	2004
Tomen Corporation	139,608	—
Cable & Wireless plc	26,021	—

Total	165,629	—
Current maturities	(164,958)	—

Long-term portion	671	—

a.	Tomen Corporation (“Tomen”)

Dayamitra entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, one of the former stockholders of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

In connection with the above agreement, Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with Tomen on November 18, 1998. The total commitment under the SCA was US$54.0 million of which US$50.4 million had been drawn down before the expiration date of the available credit on September 30, 1999.

Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears. Annual interest rates in 2003 and 2004 ranged from 5.53% to 5.92% and from 5.52% to 5.72%, respectively.

The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan (Note 27). On May 10, 2004, the loan was repaid and the loan agreement was terminated on November 9, 2004.

b.	Cable and Wireless plc (“C&W plc”)

Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with C&W plc on May 19, 1999.

The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2003 and 2004 ranged from 5.53% to 5.92% and from 5.22% to 5.72%, respectively.

The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to stockholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc. On May 10, 2004, the loan was repaid and the loan agreement was terminated on November 9, 2004.

27.	BRIDGING LOAN

	2003	2004
Total outstanding amount	50,365	—
Current maturities	(49,855)	—

Long-term portion	510	—

This loan is owed by Dayamitra to C&W plc under a bridging loan facility which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or a quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2003 and 2004 ranged from 5.06% to 5.42% and from 5.22% to 5.72%, respectively.

C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier’s Credit Loans. The security provided against the bridging loan facility consists of an assignment of KSO revenues, an assignment of bank accounts, a security interest in Dayamitra’s movable assets, an assignment of the Tomen construction contract, an assignment of proceeds from early termination of the KSO license by the Company, and an assignment of insurance proceeds.

Distributions to stockholders in the form of dividends or repayment of share capital require the written consent of C&W plc. On May 10, 2004, the loan was repaid.

28.	MINORITY INTEREST

	2003	2004
Minority interest in net assets of subsidiaries:
Telkomsel	3,608,874	4,857,089
Infomedia	60,353	80,883
Dayamitra	32,999	—
Indonusa	1,959	—
Napsindo	2,068	—
PII	1,899	456
GSD	3	4

Total	3,708,155	4,938,432

28.	MINORITY INTEREST (continued)

	2002	2003	2004
Minority interest in net income (loss) of subsidiaries:
Telkomsel	782,870	1,482,897	1,915,543
Infomedia	19,031	22,399	37,088
Dayamitra	15,151	11,584	9,139
Indonusa	(6,831)	(2,351)	(1,959)
Napsindo	—	(8,541)	(2,068)
PII	—	(2,511)	(1,443)
GSD	1	1	1

Total	810,222	1,503,478	1,956,301

29.	CAPITAL STOCK

		Percentage	Total
Description	Number of shares*	of ownership	Paid-up capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,792,091,302	8.89	448,023
The Bank of New York	1,314,526,816	6.52	328,632
Board of Commissioners:
Petrus Sartono	19,116	—	5
Board of Directors:
Kristiono	25,380	—	6
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
Agus Utoyo	23,652	—	6
Suryatin Setiawan	21,708	—	5
Public (below 5% each)	6,732,784,090	33.40	1,683,196

Total	20,159,999,280	100.00	5,040,000

*	Number of shares has been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004 (Note 1b).

29.	CAPITAL STOCK (continued)

	2004
		Percentage	Total
Description	Number of shares	of ownership	Paid-up capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,378,468,925	6.84	344,617
The Bank of New York	1,568,517,736	7.78	392,129
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
Kristiono	25,380	—	6
Suryatin Setiawan	21,708	—	5
Woeryanto Soeradji	16,524	—	4
Public (below 5% each)	6,892,459,179	34.19	1,723,116

Total	20,159,999,280	100.00	5,040,000

30.	ADDITIONAL PAID-IN CAPITAL

	2003	2004
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

31.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i.	Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

ii.	Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii.	Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38.0 million plus convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).

Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.

On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.

At the time of the transaction, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, is included as a component of stockholders’ equity as “Difference in value of restructuring transactions between entities under common control”, as follows:

31.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

		Historical
	Consideration	amount of
	paid/	net assets/	Deferred	Change
	(received)	investment	income tax	in equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 4b):
	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

32.	TELEPHONE REVENUES

	2002	2003	2004
Fixed lines
Local and domestic long-distance usage	5,447,925	6,561,800	7,439,310
Monthly subscription charges	1,474,823	1,948,830	2,934,899
Installation charges	130,234	223,130	201,313
Phone cards	29,265	34,371	15,561
Others	181,852	128,734	53,938

Total	7,264,099	8,896,865	10,645,021

Cellular
Air time charges	5,453,597	7,677,884	9,825,738
Monthly subscription charges	593,347	580,550	448,472
Connection fee charges	172,302	194,053	55,797
Features	7,555	6,343	91,291

Total	6,226,801	8,458,830	10,421,298

Total Telephone Revenues	13,490,900	17,355,695	21,066,319

33.	INTERCONNECTION REVENUES — NET

	2002	2003	2004
Cellular	2,241,533	3,908,292	5,351,613
International	389,255	184,097	641,210
Other	200,546	69,759	195,158

Total	2,831,334	4,162,148	6,187,981

34.	REVENUE UNDER JOINT OPERATION SCHEMES

	2002	2003	2004
Minimum Telkom Revenues	1,319,715	899,862	295,955
Share in Distributable KSO Revenues	801,010	583,012	349,528
Amortization of unearned initial investor payments under Joint Operation Schemes	7,420	3,433	11,131

Total	2,128,145	1,486,307	656,614

Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 49).

The Minimum Telkom Revenue and Share in Distributable KSO Revenues decreased in 2003 and 2004 due to the acquisitions and consolidations of AWI, the investor in KSO III (Note 4c), and KSO IV (Note 4d).

35.	DATA AND INTERNET REVENUES

	2002	2003	2004
SMS	997,249	2,205,058	3,562,726
Multimedia	337,796	494,747	813,330
VoIP	152,195	328,284	318,854
ISDN	64,386	80,473	113,832

Total	1,551,626	3,108,562	4,808,742

36.	NETWORK REVENUES

	2002	2003	2004
Satellite transponder lease	190,220	270,860	210,901
Leased lines	125,878	247,005	443,408

Total	316,098	517,865	654,309

37.	REVENUE-SHARING ARRANGEMENT REVENUES

	2002	2003	2004
Revenue-Sharing Arrangement revenues	211,483	200,085	198,543
Amortization of unearned income (Note 12)	52,271	58,379	82,033

Total	263,754	258,464	280,576

38.	OPERATING EXPENSES — PERSONNEL

	2002	2003	2004
Salaries and related benefits	1,410,670	1,574,181	1,796,914
Vacation pay, incentives and other benefits	655,518	816,055	1,156,069
Early retirements	717,289	355,735	243,466
Net periodic post-retirement benefit cost (Note 46)	616,512	641,435	492,240
Net periodic pension cost (Note 44)	362,298	190,974	1,034,806
Employee income tax	201,468	468,805	523,787
Long service awards (Note 45)	289,922	219,239	159,323
Housing	89,495	116,858	103,459
Medical	28,209	9,682	12,190
Other employee benefits (Note 44)	—	4,439	11,510
Others	16,187	42,693	37,014

Total	4,387,568	4,440,096	5,570,778

39.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2002	2003	2004
Operations and maintenance	1,042,588	1,744,806	2,398,159
Radio frequency usage charges	292,703	371,740	492,568
Electricity, gas and water	219,913	300,432	385,662
Cost of phone cards	197,683	181,272	366,661
Concession fees	163,891	238,979	314,741
Insurance	142,932	157,075	151,297
Leased lines	103,643	127,021	132,829
Vehicles and supporting facilities	79,961	115,697	181,737
Travelling	16,523	29,815	42,213
Others	30,382	71,856	63,720

Total	2,290,219	3,338,693	4,529,587

40.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2002	2003	2004
Professional fees	218,949	115,598	137,355
Collection expenses	224,782	273,767	358,957
Amortization of goodwill and other intangible assets (Note 14)	187,990	730,659	872,330
Training, education and recruitment	122,045	126,927	228,524
Travel	111,427	144,677	192,567
Security and screening	77,103	110,278	143,892
General and social contribution	69,419	113,785	111,838
Printing and stationery	43,513	50,535	80,972
Meetings	31,719	42,813	58,333
Provision for doubtful accounts and inventory obsolescence	31,103	326,419	357,695
Research and development	10,483	9,111	13,225
Others	17,761	34,208	44,159

Total	1,146,294	2,078,777	2,599,847

41.	INCOME TAX

	2003	2004
a. Prepaid taxes
The Company
Refundable corporate income tax — overpayment	38,370	38,370

	38,370	38,370

Subsidiaries
Corporate income tax	2,443	34,515
Value added tax	171,469	4,343

	173,912	38,858

	212,282	77,228

b. Taxes payable
The Company
Income tax
Article 21	91,229	35,970
Article 22	2,577	3,057
Article 23	19,131	25,223
Article 25	87,219	94,857
Article 26	7,045	31,165
Article 29	363,566	508,909
Value added tax	120,206	101,683

	690,973	800,864

Subsidiaries
Income tax
Article 4	4,012	4,437
Article 21	47,265	38,853
Article 22	765	930
Article 23	66,793	46,636
Article 25	66,289	151,318
Article 26	39,488	9,515
Article 29	498,826	427,641
Value added tax	98,627	112,285

	822,065	791,615

	1,513,038	1,592,479

41.	INCOME TAX (continued)

c.	The components of income tax expense (benefit) are as follows:

	2002	2003	2004
Current
The Company	1,671,104	1,886,283	1,922,238
Subsidiaries	1,076,658	1,904,997	2,344,873

	2,747,762	3,791,280	4,267,111

Deferred
The Company	(153,019)	(198,719)	(506,084)
Subsidiaries	304,228	268,529	242,045

	151,209	69,810	(264,039)

	2,898,971	3,861,090	4,003,072

d.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows:

	2002	2003	2004
Consolidated income before tax	11,748,902	11,451,795	12,088,582
Add back consolidation eliminations	2,554,407	3,332,176	3,936,524

Consolidated income before tax and eliminations	14,303,309	14,783,971	16,025,106
Deduct income before tax of the subsidiaries	(4,745,515)	(7,009,179)	(8,485,296)

Income before tax attributable to the Company	9,557,794	7,774,792	7,539,810
Less: Income subject to final tax	—	(279,142)	(206,601)

	9,557,794	7,495,650	7,333,209
Tax calculated at progressive rates	2,867,321	2,248,678	2,199,945
Non-taxable income	(1,785,208)	(1,017,791)	(1,181,983)
Non-deductible expenses	469,464	328,835	345,674
Deferred tax (assets) liabilities originating from previously unrecognized temporary differences, net	(40,252)	71,144	(14,940)
Deferred tax assets that cannot be utilized, net	6,760	—	24,045

Corporate income tax expense	1,518,085	1,630,866	1,372,741
Final income tax expense	—	56,698	43,413

Total income tax expense of the Company	1,518,085	1,687,564	1,416,154
Income tax expense of the subsidiaries	1,380,886	2,173,526	2,586,918

Total consolidated income tax expense	2,898,971	3,861,090	4,003,072

]

41.	INCOME TAX (continued)

d.	The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows (continued):

	2002	2003	2004
Income before tax attributable to the Company	9,557,794	7,774,792	7,539,810
Less: Income subject to final tax	—	(279,142)	(206,601)

	9,557,794	7,495,650	7,333,209

Temporary differences:
Depreciation of property, plant and equipment	(170,134)	442,029	415,805
Gain on sale of property, plant and equipment	14,774	(25,495)	(12,874)
Allowance/(write back) for doubtful accounts	(156,223)	166,341	491,577
Accounts receivable written-off	(82,474)	(79,728)	(91,865)
Allowance for inventory obsolescence	10,099	5,543	11,385
Inventory written-off	(15,223)	(693)	—
Provision for early retirement benefits	530,981	(538,170)	(132,810)
Provision for bonus	—	262,082	(139,064)
Net periodic pension cost	58,226	(271,503)	197,591
Long service awards	213,397	(15,617)	75,554
Amortization of intangible assets	—	751,927	851,060
Amortization of deferred stock issuance costs	(17,942)	—	—
Amortization of landrights	(1,524)	(2,356)	(3,419)
Provision for impairment of property, plant and equipment	6,401	(6,401)	—
Gain on sale of long-term investments	—	(171,334)	—
Temporary differences of KSO units	6,317	4,782	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	11,576	63,424	82,415
Amortization of unearned income on revenue-sharing arrangements	(7,998)	(58,379)	(82,033)
Revenue from transfer of property, plant and equipment under revenue-sharing arrangements	765	34,828	—
Interest income/receivable	—	(45,835)	45,835
Equity in net loss of associated companies	41,178	—	—
Payments of liability of business acquisition and the related interest	—	—	(233,337)
Consultant fees for acquisition of business	—	—	(27,797)
Unrealized foreign exchange loss on liability of business acquisitions	—	—	342,073
Foreign exchange losses capitalized to property under construction	—	—	(74,283)

Total temporary differences	442,196	515,445	1,715,813

41.	INCOME TAX (continued)

d.	The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows (continued):

	2002	2003	2004
Permanent differences:
Net periodic post-retirement benefit cost	611,992	634,385	484,462
Amortization of goodwill and intangible assets	187,990	21,270	21,270
Amortization of discount on promissory notes	173,794	224,931	109,786
Tax penalties	216,198	—	14,645
Equity in net income of associates and subsidiaries	(2,238,300)	(3,313,831)	(3,939,944)
Gain on sale of long-term investments	(3,166,086)	(38,425)	—
Interest income	(359,049)	—	—
Amortization of unearned income on revenue-sharing arrangements	(44,273)	—	—
Income from land/building rental	(65,175)	(40,380)	—
Others	253,322	599,631	523,568

Total permanent differences	(4,429,587)	(1,912,419)	(2,786,213)

Taxable income subject to corporate income tax	5,570,403	6,098,676	6,262,809

Corporate income tax expense	1,671,104	1,829,585	1,878,825
Final income tax expense	—	56,698	43,413

Total current income tax expense of the Company	1,671,104	1,886,283	1,922,238
Current income tax expense of the subsidiaries	1,076,658	1,904,997	2,344,873

Total current income tax expense	2,747,762	3,791,280	4,267,111

In 2002, the Company received an Underpayment Tax Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 million and Rp19,568 million, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/prepayments and the amount assessed by the Tax Service Office was charged to the 2002 statement of income.

In 2003, Telkomsel received tax assessment letters for all taxes covering the fiscal years 2000 and 2001. Telkomsel filed an objection on a portion of the 2001 assessments which was partly approved by Director of General of Taxes. As a result, Telkomsel charged tax underpayments to expense in 2003 amounting to Rp32,283 million.

41.	INCOME TAX (continued)

e.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

			(Charged)/
		Acquisition	credited
	December 31,	of	to statements	December 31,
	2002	AWI	of income	2003
The Company
Deferred tax assets:
Allowance for doubtful accounts	101,389	—	17,456	118,845
Allowance for inventory obsolescence	10,507	—	1,020	11,527
Provision for impairment of property, plant and equipment	1,920	—	(1,920)	—
Landrights	161	—	(707)	(546)
Long-term investments	52,605	—	(52,605)	—
Provision for early retirement benefits	201,294	—	(161,451)	39,843
Provision for employee bonuses	—	—	84,385	84,385
Provision for long service awards	146,769	—	(4,685)	142,084

Total deferred tax assets	514,645	—	(118,507)	396,138

Deferred tax liabilities:
Interest receivables	—	—	(13,750)	(13,750)
Long-term investments	—	—	(14,138)	(14,138)
Difference between book and tax property, plant and equipment’s net book value	(1,729,436)	(29,989)	190,750	(1,568,675)
Revenue-sharing arrangements	(18,119)	—	(40,334)	(58,453)
Intangible assets	(1,208,652)	(594,771)	275,625	(1,527,798)
Net periodic pension cost	(7,988)	—	(80,927)	(88,915)

Total deferred tax liabilities	(2,964,195)	(624,760)	317,226	(3,271,729)

Deferred tax liabilities of the Company, net	(2,449,550)	(624,760)	198,719	(2,875,591)

Deferred tax liabilities of the subsidiaries, net	(633,616)	230,966	(268,529)	(671,179)

Total deferred tax liabilities, net	(3,083,166)			(3,546,770)

41.	INCOME TAX (continued)

e.	Deferred tax assets and liabilities (continued)

			(Charged)/
			credited
	December 31,	Business	to statements	December 31,
	2003	acquisitions	of income	2004
The Company
Deferred tax assets:
Allowance for doubtful accounts	118,845	—	88,834	207,679
Allowance for inventory obsolescence	11,527	—	3,967	15,494
Long-term investments	(14,138)	—	18,823	4,685
Provision for early retirement benefits	39,843	—	(39,843)	—
Provision for employee bonuses	84,385	—	(41,720)	42,665
Provision for long service awards	142,084	—	22,666	164,750
Liabilities of business acquisitions	—	985,609	24,323	1,009,932

Total deferred tax assets	382,546	985,609	77,050	1,445,205

Deferred tax liabilities:
Interest receivables	(13,750)	—	13,750	—
Difference between book and tax property, plant and equipment’s net book value	(1,568,675)	(713,140)	83,161	(2,198,654)
Landrights	(546)	—	(1,025)	(1,571)
Revenue-sharing arrangements	(58,453)	—	16,816	(41,637)
Intangible assets	(1,527,798)	(341,909)	255,321	(1,614,386)
Net periodic pension cost	(88,915)	—	61,011	(27,904)

Total deferred tax liabilities	(3,258,137)	(1,055,049)	429,034	(3,884,152)

Deferred tax liabilities of the Company, net	(2,875,591)	(69,440)	506,084	(2,438,947)

Deferred tax liabilities of the subsidiaries, net	(671,179)	—	(242,045)	(913,224)

Total deferred tax liabilities, net	(3,546,770)			(3,352,171)

41.	INCOME TAX (continued)

f.	Administration

Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.

42.	BASIC EARNINGS PER SHARE

Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 in 2002, 2003 and 2004. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.

43.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 36 dated June 21, 2002 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share (pre-split), and appropriation of Rp425,012 million for general reserve.

Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 17/V/2003 dated May 9, 2003 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share (pre-split), and appropriation of Rp813,664 million for general reserve.

In connection with the restatement of the consolidated financial statements for the two years ended December 31, 2002, the stockholders ratified the previous declaration of dividends in the Extraordinary General Meeting of Stockholders as stated in notarial deed No. 4 dated March 10, 2004 of Notary A. Partomuan Pohan, S.H., LLM. as follows:

•	Dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share (pre-split), social contribution fund (“Dana Bina Lingkungan”) of Rp20,863 million and appropriated Rp813,664 million for general reserves.

•	Dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share (pre-split), and appropriated Rp425,012 million for general reserves.

•	Dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share (pre-split), and appropriated Rp126,950 million for general reserves.

43.	CASH DIVIDENDS AND GENERAL RESERVE (continued)

Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2003 amounting to Rp3,043,614 million or Rp301.95 per share (pre-split) and appropriation of Rp121,745 million for general reserve.

On December 7, 2004, the Company decided to distribute 2004 interim cash dividends of Rp143,377 million or Rp7.11 per share to the Company’s stockholders.

44.	PENSION PLANS

a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2002, 2003 and 2004 amounted to Rp297,352 million, Rp486,324 million and Rp839,980 million, respectively.

In 2002, the Company amended its defined pension benefit plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.

The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp124 million and Rp399 million in 2003 and 2004, respectively.

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2003 and 2004 for its defined benefit pension plan:

44.	PENSION PLAN (continued)

a.	The Company (continued)

	2003	2004
Change in benefit obligation
Benefit obligation at beginning of year	4,248,110	6,852,923
Service cost	119,089	137,264
Interest cost	537,797	740,494
Plan participants’ contributions	35,173	43,906
Actuarial loss (gain)	2,284,868	(155,128)
Benefits paid	(372,114)	(304,277)

Benefit obligation at end of year	6,852,923	7,315,182

Change in plan assets
Fair value of plan assets at beginning of year	3,099,648	3,671,309
Actual return on plan assets	422,278	633,605
Employer contribution	486,324	839,980
Plan participants’ contributions	35,173	43,906
Benefits paid	(372,114)	(304,277)

Fair value of plan assets at end of year	3,671,309	4,884,523

Funded status	(3,181,614)	(2,430,659)

Unrecognized prior service cost	1,655,412	1,498,628
Unrecognized net actuarial loss	1,663,963	901,674
Unrecognized net obligation at the date of initial application of PSAK No. 24	148,891	120,257

Prepaid pension benefit costs	286,652	89,900

Plan assets consist mainly of Rupiah time deposits at December 31, 2003 and Indonesian Government Bonds at December 31, 2004.

The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining working lives of active employees, i.e., 17.2 years, starting from January 1, 1992.

44.	PENSION PLAN (continued)

a.	The Company (continued)

The actuarial valuations for the defined benefit pension plan performed based on measurement date of December 31 for each of the years were prepared on February 28, 2003, May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2002, 2003 and 2004 are as follows.

	2002	2003	2004
Discount rate	13%	11%	11%
Expected long-term return on plan assets	13%	11%	10.5%
Rate of compensation increase	6%	8%	8%

The components of net periodic pension cost recognized are as follows:

	2002	2003	2004
Service cost	65,661	89,193	120,895
Interest cost	418,044	537,797	740,494
Expected return on plan assets	(343,121)	(421,706)	(436,672)
Amortization of prior service cost	88,786	156,784	156,784
Recognized actuarial loss (gain)	104,294	(205,099)	415,991
Amortization of net obligation at the date of initial application of PSAK No. 24	28,634	28,634	28,634

Net periodic pension cost (Note 38)	362,298	185,603	1,026,126

In addition, the pension cost charged to the KSO Units under the contractual agreement amounted to Rp25,207 million, Rp29,896 million and Rp16,369 million in 2002, 2003 and 2004, respectively.

b.	Telkomsel

Telkomsel provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. The employees contribute 5% of their final monthly basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

Telkomsel’s contributions to Jiwasraya amounted to Rp5,163 million, Rp3,081 million and nil for the years ended 2002, 2003 and 2004, respectively.

44.	PENSION PLAN (continued)

b.	Telkomsel (continued)

The components of the net periodic pension cost are as follows:

	2002	2003	2004
Service cost	2,651	3,068	4,155
Interest cost	—	2,499	3,889
Expected return on plan assets	(512)	(1,013)	(824)
Amortization of prior service cost (gain)	431	—	(63)
Recognized actuarial loss (gain)	(452)	579	1,158
Amortization of net obligation at the date of initial application of PSAK No. 24	—	178	178

Net periodic pension cost (Note 38)	2,118	5,311	8,493

The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31 for each of the years are as follows:

	2002	2003	2004
Discount rate	12%	11%	11%
Expected long-term return on plan assets	12%	7.5%	7.5%
Rate of compensation increase	10%	9%	9%

The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets of Telkomsel as of December 31, 2003 and 2004 is as follows:

	2003	2004
Projected benefit obligation	(35,502)	(43,547)
Fair value of plan assets	8,504	11,182

Funded status	(26,998)	(32,365)
Unrecognized prior service gain	(1,097)	(1,034)
Unrecognized net actuarial loss	23,718	20,707
Unrecognized net obligation at the date of initial application of PSAK No. 24	2,540	2,362

Accrued pension benefit costs	(1,837)	(10,330)

The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining service period of active employees, i.e., 18.87 years, as of June 1, 1999.

44.	PENSION PLAN (continued)

c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of December 31, 2003 and 2004 is as follows:

	2003	2004
Projected benefit obligation	(3,774)	(4,051)
Fair value of plan assets	4,432	5,413

Funded status	658	1,362
Unrecognized prior service cost	1,259	—
Unrecognized net actuarial gain	(347)	—

Prepaid pension benefit cost	1,570	1,362

The net periodic pension cost of Infomedia amounted to Rp274 million, Rp60 million and Rp187 million for the years ended December 31, 2002, 2003 and 2004, respectively.

d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of December 31, 2003 and 2004 amounted to Rp11,402 million and Rp21,677 million, respectively. The total related employee benefit cost charged to expense amounted to Rp4,439 million and Rp11,510 million for the years ended December 31, 2003 and 2004, respectively.

45.	LONG SERVICE AWARDS

a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.

45.	LONG SERVICE AWARDS (continued)

a.	The Company (continued)

The actuarial valuations for the long service awards performed based on measurement date of December 31 for the year 2002 was prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The principal actuarial assumptions used by the independent actuary as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Discount rate	13%	11%	11%
Rate of compensation increase	8%	8%	8%

The movement of the long service awards during the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Liability at beginning of year	275,834	489,231	473,614
Net periodic benefit cost (Note 38)	289,922	207,126	153,610
Benefits paid	(76,525)	(222,743)	(78,057)

Liability at end of year	489,231	473,614	549,167

b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

The obligation with respect to these awards is determined based on actuarial valuation using the Projected Unit Credit Method, and amounted to Rp17,423 million and Rp23,136 million as of December 31, 2003 and 2004, respectively. The related benefit cost charged to expense amounted to Rp5,310 million, Rp12,113 million and Rp5,713 million for the years ended December 31, 2002, 2003 and 2004, respectively.

46.	POST-RETIREMENT BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

The components of net periodic post-retirement benefit cost are as follows:

	2002	2003	2004
Service cost	69,345	80,599	66,250
Interest cost	424,834	493,596	411,110
Expected return on plan assets	(33,744)	(56,004)	(61,084)
Amortization of prior service gain	(395)	(368)	(368)
Recognized actuarial loss	80,683	99,287	52,007
Amortization of unrecognized transition obligation	26,213	24,325	24,325
Net curtailment loss	49,576	—	—

Net periodic post-retirement benefit cost (Note 38)	616,512	641,435	492,240

In addition, the cost of post-retirement benefits charged to the KSO Units under the contractual agreement amounted to Rp14,611 million, Rp7,795 million and Rp9,913 million in 2002, 2003 and 2004, respectively.

The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31 for the year 2002 was prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method.

The principal actuarial assumptions used by the independent actuary as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Discount rate	13%	11%	11%
Expected long-term return on plan assets	13%	11%	8%
Health care cost trend rate assumed for next year	14%	12%	12%
The ultimate trend rate	10%	8%	8%
Year that the rate reaches the ultimate trend rate	2005	2006	2007

46.	POST-RETIREMENT BENEFITS (continued)

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2003 and 2004:

	2003	2004
Change in benefit obligation
Benefit obligation at beginning of year	3,843,604	3,787,389
Service cost	88,394	76,163
Interest cost	493,596	411,110
Actuarial (gain) loss	(539,593)	529,618
Benefits paid	(98,612)	(123,275)

Benefit obligation at end of year	3,787,389	4,681,005

Change in plan assets
Fair value of plan assets at beginning of year	374,446	505,340
Actual return on plan assets	41,033	32,173
Employer contributions	188,473	724,530
Benefits paid	(98,612)	(123,275)

Fair value of plan assets at end of year	505,340	1,138,768

Funded status	(3,282,049)	(3,542,237)

Unrecognized prior service gain	(1,934)	(1,566)
Unrecognized net actuarial loss	952,885	1,459,408
Unrecognized net transition obligation	267,574	243,249

Accrued post-retirement benefit costs	(2,063,524)	(1,841,146)

The transition obligation at the date of initial application of Rp524,250 million is amortized over 20 years, beginning on January 1, 1995.

A 1% increase in the cost trend rate would result in service cost and interest cost, and accumulated post-retirement benefit obligation as of December 31, 2002, 2003 and 2004 as follows:

	2002*	2003	2004
Service cost and interest cost	664,741	594,958	723,941
Accumulated post-retirement benefit obligation	4,473,675	4,545,961	5,597,965

*	before curtailment

47.	RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:

a.	Government of the Republic of Indonesia

i.	The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

Interest expense for two-step loans amounted to Rp968,973 million, Rp755,517 million and Rp489,220 million in 2002, 2003 and 2004, respectively. Interest expense for two-step loan reflected 61.2%, 54.6% and 38.5% of total interest expense in 2002, 2003 and 2004, respectively.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp163,891 million, Rp238,979 million and Rp314,741 million in 2002, 2003 and 2004, respectively. Concession fees reflected 1.4%, 1.6% and 1.6% of total operating expenses in 2002, 2003 and 2004, respectively. Radio frequency usage charges amounted to Rp292,703 million, Rp371,740 million and Rp492,568 million in 2002, 2003 and 2004, respectively. Radio frequency usage charges reflected 2.5%, 2.5% and 2.5% of total operating expenses in 2002, 2003 and 2004, respectively.

b.	Commissioners and Directors Remuneration

i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp8,706 million, Rp14,047 million and Rp22,700 million in 2002, 2003 and 2004, respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp35,106 million, Rp45,586 million, and Rp50,327 million in 2002, 2003 and 2004, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses in 2002, 2003 and 2004, respectively.

c.	Indosat

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

47.	RELATED PARTY INFORMATION (continued)

c.	Indosat (continued)

The principal matters covered by the agreement are as follows:

i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.

The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Indosat’s customers.

The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Through year-end 2003, Indosat leased circuits from the Company to link Jakarta, Medan and Surabaya. In 2004, Indosat did not use this service.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

47.	RELATED PARTY INFORMATION (continued)

c.	Indosat (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp12,703 million, Rp17,933 million and Rp19,101 million in 2002, 2003 and 2004, respectively, reflecting 0.1%, 0.1% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively. Other agreements between Telkomsel and Indosat are as follows:

i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

47.	RELATED PARTY INFORMATION (continued)

c.	Indosat (continued)

i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”) (continued)

Telkomsel’s share in operating and maintenance costs amounted to Rp956 million, Rp1,393 million and Rp2,098 million for the years 2002, 2003 and 2004, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.

The Company and its subsidiaries earned net interconnection revenues from Indosat of Rp950,687 million and Rp235,655 million in 2002 and 2003, respectively, reflecting 4.6% and 0.9% of total operating revenues in 2002 and 2003, respectively. The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp158,285 million in 2004, reflecting 0.5% of total operating revenues in 2004.

The Company leased international circuits from Indosat. Payments made in relation to the lease expense amounted to Rp32,885 million and Rp30,239 million in 2002 and 2003, respectively, which reflected 0.3% and 0.2% of total operating expenses for 2002 and 2003, respectively.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of December 31, 2003 and 2004, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

47.	RELATED PARTY INFORMATION (continued)

c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp43,595 million and Rp109,814 million in 2003 and 2004, respectively, which reflected 0.2% and 0.3% of total operating revenues in 2003 and 2004, respectively.

Lintasarta utilizes the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp15,778 million, Rp23,672 million and Rp14,486 million in 2002, 2003 and 2004, respectively, which reflected 0.1%, 0.1% and less than 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp10,975 million and Rp21,407 million, in 2003 and 2004, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2003 and 2004, respectively.

d.	Others

(i)	The Company provides telecommunication services to Government agencies.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM and Patrakom, for utilization of the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp28,331 million, Rp73,205 million and Rp51,046 million in 2002, 2003 and 2004, respectively, which reflected 0.1%, 0.3% and 0.2% of total operating revenues in 2002, 2003 and 2004, respectively.

(iii)	The Company provides leased lines to associated companies, namely CSM and PSN (2002: including Komselindo, Mobisel and Metrosel). The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp75,704 million, Rp44,738 million and Rp25,714 million in 2002, 2003 and 2004, respectively, reflecting 0.4%, 0.2%, and 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp154,808 million, Rp126,965 million and Rp268,901 million in 2002, 2003 and 2004, respectively, reflecting 2.1%, 1.1%, and 2.4% of total fixed asset purchases in 2002, 2003 and 2004, respectively.

47.	RELATED PARTY INFORMATION (continued)

d.	Others (continued)

(v)	PT INTI is also a major contractor and supplier for providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2002, 2003 and 2004 amounted to Rp34,717 million, Rp52,346 million and Rp217,668 million, respectively, reflecting 0.5%, 0.5% and 1.9% of total fixed asset purchases in 2002, 2003 and 2004, respectively.

(vi)	Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made in March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp40,519 million and Rp49,710 million in 2003 and 2004, respectively, reflecting 0.3% and 0.2% of total operating expenses in 2003 and 2004, respectively.

(vii)	The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp131,445 million, Rp159,517 million and Rp148,279 million in 2002, 2003 and 2004, respectively, reflecting 1.1%, 1.1% and 0.7% of total operating expenses in 2002, 2003 and 2004, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp3,130,375 million and Rp2,116,038 million as of December 31, 2003 and 2004, respectively, reflecting 6.2% and 3.8% of total assets as of December 31, 2003 and 2004, respectively. Interest income recognized during 2003 and 2004 was Rp273,986 million and Rp150,367 million reflecting 74.9% and 47.3% of total interest income in 2003 and 2004, respectively.

(ix)	The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2004 amounted to Rp9,115 million representing 0.7% of total interest expense in 2004.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp14,570 million, Rp32,785 million and Rp24,921 million in 2002, 2003 and 2004, respectively, reflecting 0.1%, 0.2% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.

47.	RELATED PARTY INFORMATION (continued)

d.	Others (continued)

(xi)	The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia (“Peruri”), a state-owned company. The cost of the phone cards amounted to Rp1,377 million, Rp7,730 million and nil in 2002, 2003 and 2004, respectively, which reflect 0.01%, 0.05% and 0% of total operating expenses for 2002, 2003 and 2004, respectively.

(xii)	The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN (2002: including Komselindo, Metrosel, Mobisel and BBT), with a total of Rp77,984 million, Rp19,035 million and (Rp5,495 million) in 2002, 2003 and 2004, respectively, which reflect 0.4%, 0.1% and (0.02%) of total operating revenues in 2002, 2003 and 2004, respectively.

(xiii)	In addition to revenues earned under the KSO Agreement (Note 49), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp73,679 million, Rp23,147 million and Rp18,449 million in 2002, 2003 and 2004, respectively, which reflect 0.4%, 0.1% and 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

(xiv)	The Company has a revenue-sharing arrangement with Koperasi Pegawai Telkom (“Kopegtel”). Share of Kopegtel in revenues from this arrangement amounted to Rp20,560 million in 2004, representing 0.1% of total operating revenues.

(xv)	Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004 amounted to Rp5,541 million, reflecting 0.01% of total operating revenues.

(xvi)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

47.	RELATED PARTY INFORMATION (continued)

d.	Others (continued)

Presented below are balances of accounts with related parties:

	2003		2004
		% of		% of
	Amount	total assets	Amount	total assets
a. Cash and cash equivalents (Note 5)	3,057,388	6.08	1,944,154	3.46

b. Temporary investments	—	—	7,290	0.01

c. Trade accounts receivable, net (Note 6)	410,923	0.82	419,104	0.74

d. Other accounts receivable
KSO Units	26,969	0.05	1,300	0.00
State-owned banks (interest)	9,453	0.02	5,717	0.01
Government agencies	2,683	0.01	5,433	0.01
Other	81,603	0.16	16,765	0.03

Total	120,708	0.24	29,215	0.05

e. Prepaid expenses (Note 8)	17,074	0.03	22,440	0.04

f. Other current assets (Note 9)	45,083	0.09	44,608	0.08

g. Advances and other non-current assets (Note 13)
Bank Mandiri	642	0.00	113,762	0.20
PT Asuransi Jasa Indonesia	—	—	23,104	0.04
Peruri	813	0.00	813	0.00

Total	1,455	0.00	137,679	0.24

47.	RELATED PARTY INFORMATION (continued)

	2003		2004
		% of total		% of total
	Amount	liabilities	Amount	liabilities
h. Trade accounts payable (Note 16)
Government agencies	224,370	0.77	259,678	0.84
KSO Units	78,664	0.27	24,312	0.08
Indosat	224,611	0.77	150,631	0.49
Koperasi Pegawai Telkom	11,512	0.04	78,717	0.25
PSN	1,035	0.00	39	0.00
PT INTI	94,190	0.32	77,591	0.25
Others	23,096	0.08	52,126	0.17

Total	657,478	2.25	643,094	2.08

i. Accrued expenses (Note 17)
Government agencies and state-owned banks	176,272	0.60	204,504	0.66
Employees	606,257	2.07	321,237	1.03
PT Asuransi Jasa Indonesia	13,713	0.05	2,040	0.01
Others	—	—	9,729	0.03

Total	796,242	2.72	537,510	1.73

j. Short-term bank loans (Note 20)
Bank Mandiri	37,642	0.13	41,433	0.13

k. Two-step loans (Note 22)	7,691,045	26.28	6,018,705	19.37

l. Provision for long service awards (Note 45)	491,037	1.68	572,303	1.84

m. Provision for post-retirement benefits (Note 46)	2,063,524	7.05	1,841,146	5.93

n. Long-term bank loans (Note 24)
Bank Mandiri	42,115	0.14	59,729	0.19

48.	SEGMENT INFORMATION

The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that represent market prices.

48.	SEGMENT INFORMATION (continued)

	2002
				Total before		Total
	Fixed lines	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	13,245,303	7,315,028	242,487	20,802,818	—	20,802,818
Intersegment operating revenues	155,105	245,970	8,624	409,699	(409,699)	—

Total operating revenues	13,400,408	7,560,998	251,111	21,212,517	(409,699)	20,802,818

Operating expenses	(8,525,232)	(3,446,755)	(205,835)	(12,177,822)	505,219	(11,672,603)

Operating income	4,875,176	4,114,243	45,276	9,034,695	95,520	9,130,215
Interest expense	(1,405,409)	(177,341)	—	(1,582,750)	—	(1,582,750)
Interest income	367,725	102,176	9,901	479,802	—	479,802
Gain (loss) on foreign exchange — net	554,741	2,311	(439)	556,613	—	556,613
Other income (charges) — net	82,327	(27,257)	4,494	59,564	(95,520)	(35,956)
Tax expense	(1,659,363)	(1,226,958)	(12,650)	(2,898,971)	—	(2,898,971)
Equity in net income of associated companies	2,066,277	—	—	2,066,277	(2,061,679)	4,598
Gain on sale of long-term investment in Telkomsel	3,196,380	—	—	3,196,380	—	3,196,380

Income before minority interest	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,849,931
Unallocated minority interest	—	—	—	—	—	(810,222)

Net income	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,039,709

Other information
Segment assets	34,177,425	11,255,500	310,828	45,743,753	(1,561,340)	44,182,413
Investments in associates	124,683	—	—	124,683	—	124,683

Total consolidated assets	34,302,108	11,255,500	310,828	45,868,436	(1,561,340)	44,307,096

Total consolidated liabilities	(24,348,322)	(4,066,412)	(198,756)	(28,613,490)	1,515,810	(27,097,680)

Minority interest	—	—	—	—	—	(2,595,799)

Capital expenditures	(6,266,859)	(2,730,028)	(35,531)	(9,032,418)	—	(9,032,418)

Depreciation and amortization	(2,576,073)	(984,039)	(7,256)	(3,567,368)	4,675	(3,562,693)

Amortization of goodwill and other intangible assets	(187,990)	—	—	(187,990)	—	(187,990)

Other non-cash expenses	106,329	(139,214)	(3,047)	(35,932)	—	(35,932)

Net cash provided by operating activities	6,237,405	4,557,442	69,626	10,864,473	—	10,864,473

Net cash used in investing activities	(1,492,286)	(4,531,036)	(26,653)	(6,049,975)	—	(6,049,975)

Net cash used in financing activities	(2,482,408)	(146,819)	(40,989)	(2,670,216)	—	(2,670,216)

48.	SEGMENT INFORMATION (continued)

	2003
				Total before		Total
	Fixed lines	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	16,068,496	10,797,555	249,872	27,115,923	—	27,115,923
Intersegment operating revenues	122,653	337,100	30,824	490,577	(490,577)	—

Total operating revenues	16,191,149	11,134,655	280,696	27,606,500	(490,577)	27,115,923

Operating expenses	(10,596,851)	(4,802,283)	(275,499)	(15,674,633)	534,649	(15,139,984)

Operating income	5,594,298	6,332,372	5,197	11,931,867	44,072	11,975,939
Interest expense	(1,249,795)	(179,486)	—	(1,429,281)	45,835	(1,383,446)
Interest income	342,980	60,407	8,472	411,859	(45,835)	366,024
Gain (loss) on foreign exchange — net	198,803	(73,017)	335	126,121	—	126,121
Other income (charges) — net	358,191	(10,605)	81,988	429,574	(65,236)	364,338
Tax expense	(1,942,070)	(1,892,821)	(26,199)	(3,861,090)	—	(3,861,090)
Equity in net income of associated companies	3,313,831	—	—	3,313,831	(3,311,012)	2,819

Income before minority interest	6,616,238	4,236,850	69,793	10,922,881	(3,332,176)	7,590,705
Unallocated minority interest	—	—	—	—	—	(1,503,478)

Net income	6,616,238	4,236,850	69,793	10,922,881	(3,332,176)	6,087,227

Other information
Segment assets	46,884,985	15,386,289	317,398	62,588,672	(12,370,071)	50,218,601
Investments in associates	64,648	—	—	64,648	—	64,648

Total consolidated assets	46,949,633	15,386,289	317,398	62,653,320	(12,370,071)	50,283,249

Total consolidated liabilities	(28,020,867)	(5,075,222)	(166,119)	(33,262,208)	3,999,991	(29,262,217)

Minority interest	—	—	—	—	—	(3,708,155)

Capital expenditures	(5,698,401)	(5,348,783)	(61,672)	(11,108,856)	—	(11,108,856)

Depreciation and amortization	(3,126,223)	(1,680,554)	(9,824)	(4,816,601)	11,916	(4,804,685)

Amortization of goodwill and other intangible assets	(730,659)	—	—	(730,659)	—	(730,659)

Other non-cash expenses	(210,646)	(113,904)	(4,308)	(328,858)	—	(328,858)

Net cash provided by operating activities	6,028,485	6,753,253	70,794	12,852,532	—	12,852,532

Net cash used in investing activities	(1,955,079)	(5,310,509)	(40,274)	(7,305,862)	—	(7,305,862)

Net cash used in financing activities	(5,425,189)	(727,880)	(24,347)	(6,177,416)	—	(6,177,416)

48.	SEGMENT INFORMATION (continued)

	2004
				Total before		Total
	Fixed lines	Cellular	Other	elimination	Elimination	consolidated
Segment results
Operating revenues
External operating revenues	19,436,271	14,201,786	309,709	33,947,766	—	33,947,766
Intersegment operating revenues	(46,781)	534,790	51,063	539,072	(539,072)	—

Total operating revenues	19,389,490	14,736,576	360,772	34,486,838	(539,072)	33,947,766

Operating expenses	(13,658,138)	(6,757,243)	(320,698)	(20,736,079)	715,380	(20,020,699)

Operating income	5,731,352	7,979,333	40,074	13,750,759	176,308	13,927,067
Interest expense	(1,224,079)	(142,632)	(38)	(1,366,749)	96,613	(1,270,136)
Interest income	289,322	121,744	3,488	414,554	(96,613)	317,941
Gain (loss) on foreign exchange — net	(1,158,577)	(62,029)	(154)	(1,220,760)	—	(1,220,760)
Other income (charges) — net	449,556	(39,122)	96,924	507,358	(176,308)	331,050
Tax expense	(1,583,477)	(2,384,314)	(35,281)	(4,003,072)	—	(4,003,072)
Equity in net income of associated companies	3,939,944	—	—	3,939,944	(3,936,524)	3,420

Income before minority interest	6,444,041	5,472,980	105,013	12,022,034	(3,936,524)	8,085,510
Unallocated minority interest	—	—	—	—	—	(1,956,301)

Net income	6,444,041	5,472,980	105,013	12,022,034	(3,936,524)	6,129,209

Other information
Segment assets	38,902,911	19,548,267	402,965	58,854,143	(2,667,664)	56,186,479
Investments in associates	10,705,711	9,290	—	10,715,001	(10,632,388)	82,613

Total consolidated assets	49,608,622	19,557,557	402,965	69,569,144	(13,300,052)	56,269,092

Total consolidated liabilities	(27,853,851)	(5,680,160)	(202,971)	(33,736,982)	2,667,664	(31,069,318)

Minority interest	—	—	—	—	—	(4,938,432)

Capital expenditures	(6,148,109)	(4,982,744)	(66,691)	(11,197,544)	—	(11,197,544)

Depreciation and amortization	(3,798,179)	(2,651,028)	(18,740)	(6,467,947)	14,590	(6,453,357)

Amortization of goodwill and other intangible assets	(872,330)	—	—	(872,330)	—	(872,330)

Other non-cash expenses	(244,356)	(100,737)	(5,338)	(350,431)	—	(350,431)

Net cash provided by operating activities	7,184,330	8,786,290	80,860	16,051,480	—	16,051,480

Net cash used in investing activities	(4,065,668)	(5,469,715)	(62,730)	(9,598,113)	—	(9,598,113)

Net cash used in financing activities	(4,693,034)	(2,181,181)	(30,650)	(6,904,865)	—	(6,904,865)

49.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Under the Joint Operation Scheme, the KSO Unit is required to make payments to the Company consisting of the following:

•	Minimum Telkom Revenue (“MTR”)

Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

•	Distributable KSO Revenues (“DKSOR”)

DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages.

The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and KSO Investor based on a ratio of 95% and 5%, respectively.

The DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor based on a ratio of 30% and 70%, respectively, except for KSO VII. For KSO VII, the DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor at a ratio of 35% and 65%, respectively.

At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of:

i.	the net present value, if any, of the KSO Investor’s projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

ii.	an amount to be agreed upon between the Company and the KSO Investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.

49.	JOINT OPERATION SCHEMES (“KSO”) (continued)

The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:

i.	The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

ii.	The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

iii.	The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

iv.	“Operating Capital Expenditures” in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year’s share in the annual net income of the KSO Units, starting from 1999.

v.	The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MoU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

KSO I

In 2002, the Company and the stockholders of Pramindo (KSO Investor) reached an agreement in which the Company acquired 100% of Pramindo and gained control over the operation of KSO Unit I (Note 4b).

KSO III

Effective on July 31, 2003, the Company and the stockholders of AWI (KSO Investor) reached an agreement in which the Company acquired 100% of AWI and gained control over the operation of KSO Unit III (Note 4c).

49.	JOINT OPERATION SCHEME (“KSO”) (continued)

KSO IV

Effective on January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”, KSO Investor) have amended their joint operation agreement with respect to the KSO area. Upon the amendment, the Company gained full control over the operation of KSO Unit IV (Note 4d).

KSO VI

In 2001, the Company and the stockholders of Dayamitra (KSO Investor) reached an agreement in which the Company acquired 90.32% of Dayamitra and gained control over the operation of KSO Unit VI.

On December 14, 2004, the Company acquired the remaining 9.68% outstanding shares of Dayamitra (Note 4a).

KSO VII

The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some additional projects.

The gross MTR and DKSOR of the unconsolidated KSOs for the years ended December 31, 2002, 2003 and 2004 were Rp3,586,000 million, Rp2,769,530 million and Rp1,250,945 million, respectively.

50.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

As of December 31, 2004, the Company has 76 RSA with 59 partners. The RSA were located mostly in Palembang, Pekanbaru, Jakarta, Central Java and Surabaya with concession period ranging from 4 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

50.	REVENUE-SHARING ARRANGEMENTS (continued)

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp34,828 million and Rp53,589 million in 2003 and 2004, respectively (Note 12).

The investors’ share of revenues amounted to Rp636,985 million, Rp442,633 million and Rp891,165 million in 2002, 2003 and 2004, respectively.

51.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002.

Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, The Minister of Communications postponed the implementation of tariffs adjustments for 2003 by issuing Ministerial Letter No. PR.304/1/1/PHB-2003, dated January 16, 2003.

51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Based on the Announcement No. PM.2 year 2004 of the Minister of Communication dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:

•	Local charges increased by an average of 28%

•	DLD charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:

a.	Air time

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	2 times airtime rate
2. Cellular to PSTN	1 times airtime rate
3. PSTN to cellular	1 times airtime rate
4. Card phone to cellular	1 times airtime rate plus 41% surcharges

b.	Usage Tariffs

1.	Usage tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”) subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.

Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Interconnection Tariffs

Interconnection tariffs regulate the sharing of interconnection calls between the Company and other licensed operators.

51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)

The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communications Decree No. KM.37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).

i.	International interconnection with PSTN and cellular telecommunications network

Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariffs are calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tariff
(in full Rupiah)
Access charge	Rp850 per call
Usage charge	Rp550 per paid minute
Universal Service Obligation (USO)	Rp750 per call

ii.	Mobile and fixed cellular interconnection with the PSTN

Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

1.	Local Calls

For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariffs for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge.

2.	Domestic Long-distance Calls

KM. 46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long-distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 40% of the tariffs, in cases where the entire long-distance traffic is carried by cellular operator’s network, and up to 85% of the tariffs, in cases where the entire long-distance traffic is carried by the PSTN.

For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 25% of the tariff, in cases where the entire long-distance traffic is carried by cellular operator’s network and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance traffic is carried by the PSTN and the call is delivered to a PSTN subscriber.

51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

ii.	Mobile and fixed cellular interconnection with the PSTN (continued)

Interconnection tariffs with mobile satellite networks (“STBSAT”) are established based on Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communications Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those companies.

iii.	Fixed-line and fixed-wireless network interconnection

Currently the operators of fixed wireline and fixed wireless network are PT Batam Bintan Telekomunikasi (“BBT”), Indosat and Bakrie Telecom (“Bakrie”).

1.	Local calls

Local interconnection calls with the network of Bakrie and BBT are operated on a “sender-keeps-all” basis.

For local calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company’s network, the Company receives 50% of the local interconnection call tariff for local interconnection with Bakrie and a fixed amount for each minute for local interconnection call with BBT.

For local interconnection calls with Indosat’s network, the operator of the network on which the calls terminate receives Rp57/minute.

2.	Long-distance calls

For interconnection with the network of Bakrie and BBT, the Company is entitled to retain 35% of the prevailing DLD tariff, in cases where DLD calls originate on Bakrie’s network and terminate at the Company’s network, 65% of the prevailing DLD tariff, in cases where DLD calls originate on the Company’s network and terminate at Bakrie’s network, and 75% of the prevailing DLD tariff, in cases where DLD calls originate from or terminate at BBT’s network.

For DLD calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company’s network, the Company receives 60% to 63.75% of the prevailing DLD tariff.

In addition, BBT is to receive or retain certain fixed amount for each minute of incoming and outgoing international calls which transit through the Company’s network and international gateway, and certain fixed amount for each successful call and each minute of incoming and outgoing international calls that transit through the Company’s network and use Indosat’s international gateway.

51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

iii.	Fixed-line and fixed-wireless network interconnection (continued)

2	Long-distance calls (continued)

With respect to the interconnection long-distance calls from or to Indosat, pending the implementation of the duopoly system for long-distance calls, Indosat receives Rp240/minute for local originating calls from or local terminating calls at Indosat’s network.

Based on the Minister of Communication Decree No. 32 year 2004 dated March 11, 2004 and the announcement No. PM.2 year 2004 of the Minister of Communication dated March 30, 2004, cost-based interconnection fees shall be applicable beginning January 1, 2005. However as of the date of issuance of these consolidated financial statements, such cost-based interconnection fees have not been implemented because the preparation for the adjustment of interconnection arrangements has not been completed.

Public Phone Kiosk (“Wartel”) Tariff

The Company is entitled to retain 70% of the telephone tariff based on Director of Operational and Marketing Decree No. KD 01/HK220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

52.	COMMITMENTS

a.	Capital Expenditures

As of December 31, 2004, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah		2,293,478
U.S. Dollar	155	1,443,474
Euro	86	1,085,577
Japanese Yen	202	18,307

Total		4,840,836

52.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

The above balance includes the following significant agreements:

(i)	Procurement Agreements

In September 2001, Telkomsel entered into procurement agreements with Motorola, Inc., PT Ericsson Indonesia, Siemens AG, Nokia Corporation (formerly Nokia Oyj) and PT Nokia Network, for the procurement of equipment and related services. In accordance with the agreements, the procurement will be made based on the Notification to Proceed (“NTP”), the agreed procurement planning between Telkomsel and its suppliers for the coming 18 months divided into 6-quarterly periods, which are confirmed with the issuance of Execution Orders (“EO”) on a quarterly basis. The total amount in the EO could be higher or lower but not less than 75% of the amount in the NTP.

Telkomsel procurement (import) under the agreements with Motorola, Inc. and Nokia Corporation were made partially through the Letter of Credit Facilities from Citibank N.A. and Deutsche Bank (which expired in 2003). Telkomsel’s procurement under the agreements with PT Ericsson Indonesia and Siemens AG were made partially through the credit facilities from Citibank International plc. (Note 24b). The agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of both parties to a maximum of two additional years.

In August 2004, pursuant to the expiration of the above agreements, to maintain a sustainable growth, Telkomsel entered into agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services which consist of the following:

•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)

The agreements contain list of charges (“Price List”) to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period depending on confirmed Purchase Order (“PO”).

The agreements are valid and effective as of the execution date (“Effective Date”) by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in PO. In the event that the suppliers fail to meet those requirements, with a prior written notice, Telkomsel may terminate the agreements at its sole discretion.

52.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

(i)	Procurement Agreements (continued)

In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date (“Pre-Effective Date Pricing”), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and Effective Date. Prices as well as discount are subject to a quarterly review.

(ii)	Procurement of TELKOM-2 Satellite

The Company has TELKOM-2 Satellite procurement agreement with Orbital Sciences Corporation (the “Contractor”) with a total price of US$73.1 million. As of December 31, 2004, the Company has paid US$70.5 million and the remaining balance is expected to be paid when the satellite has been launched and passed acceptance test.

(iii)	Launching of TELKOM-2 Satellite

The Company has TELKOM-2 Satellite launching agreement with Arianespace S.A. with a total price of US$62.9 million. The entire contract price was paid in September 2004. The launch of TELKOM-2 Satellite, which was previously scheduled between November 1, 2004 and January 31, 2005, is currently expected to be in June 2005.

(iv)	CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Divisions V, VI and VII and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). Based on the latest amendment, the total contract price is US$144.1 million and Rp286,537 million. The MPPA provides for planning, manufacturing, delivery, and construction of 1.6 million lines as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,656,300 lines of Network and Switching Subsystem (“NSS”) for nationwide and 802,000 lines of BSS for Regional Divisions III, IV, V, VI, and VII for US$116 per line for BSS and US$34 per line for NSS. This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003 (Note 24i). As of December 31, 2004, the Company has paid and/or accrued a total of US$136.3 million plus Rp162,238 million.

52.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

(v)	CDMA Procurement Agreement with Ericsson CDMA Consortium

The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002, which based on the latest amendment the total contract price is US$72.6 million and Rp170,453 million. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction of total 1.6 million CDMA lines as well as service level agreement.

Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). As of December 31, 2004, the Company has paid and/or accrued a total of US$70.7 million plus Rp140,952 million.

(vi)	Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

On November 27, 2002, the Company entered into a supply contract with NEC Corporation, the Communications Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, the Company, SingTel and the CAT will contribute equally to a payment of US$32.7 million (inclusive of value-added tax). As of December 31, 2004 the Company has paid approximately 90% of the contract price and the remaining 10% was paid in January 2005.

(vii)	MPPA with PT INTI

The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, and its latest amendment PT INTI must deliver the CDMA 2000 IX system within thirty-four months after August 26, 2003 for a total of approximately US$32.3 million and Rp105,868 million (inclusive of value-added tax). PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2.3 million. As of December 31, 2004, the Company has paid and/or accrued a total of US$30.6 million plus Rp103,461 million.

(viii)	MPPA with Motorola

On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, and integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the “T-21 Program”.

52.	COMMITMENTS (continued)

a.	Capital Expenditures (continued)

(viii)	MPPA with Motorola (continued)

The MPPA, as amended, consists of 222,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$43.2 million and Rp167,111 million. The agreed price does not include the service level agreement, training for technical staff and documentation. The network will use Samsung’s NSS as already contracted on December 23, 2002 (Note 52a(iv)). The agreement is valid until mid of 2006. As of December 31, 2004, the Company has paid and/or accrued a total of US$42.8 million plus Rp167,046 million.

(ix)	Partnership Agreement with Siemens Consortium

The Company entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a fiber optic backbone transmission network in Kalimantan and Sulawesi, a related work management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT Lembaga Elektronik Indonesia and Corning Cable System GmbH & Co.KG. The consideration payable by the Company for the fiber optic networks is approximately US$4.2 million plus Rp79,144 million for the network located within Kalimantan and approximately US$3.4 million plus Rp78,566 million for the network located within Sulawesi. As of December 31, 2004, approximately 95% of the project has been completed and the Company has paid approximately 40% of the total contract. The project is expected to complete in 2005.

(x)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement and its amendment, the Company is obliged to pay PT INTI a total consideration of approximately US$6.6 million and Rp111,655 million. As of December 31, 2004, the Company has paid and/or accrued a total of US$2.9 million plus Rp59,018 million.

b.	Agreements on Derivative Transactions

Telkomsel is exposed to market risks, primarily changes in foreign exchange, and uses derivative instruments in connection with its risk management activities. Telkomsel entered into derivative transactions for the purpose of hedging and not for trading purposes. However, the existing documentation does not fulfill the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair value of the derivative financial instruments are recognized in the consolidated statements of income.

52.	COMMITMENTS (continued)

b.	Agreements on Derivative Transactions (continued)

Telkomsel purchases equipment from several countries and, as a result, is exposed to movements in foreign currency exchange rates. In 2003 and 2004, Telkomsel entered into forward foreign exchange contracts with Deutsche Bank, Standard Chartered Bank and Citibank Jakarta to protect against foreign exchange risk relating to its foreign currency denominated purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

The following table presents the aggregate notional amounts of the Company’s foreign exchange forwards entered into in 2003 and 2004:

	2003	2004
	(in millions)	(in millions)
Deutsche Bank
U.S. Dollar	80	15
Euro	6	—

Standard Chartered Bank
U.S. Dollar	12	—
Euro	18	15

Citibank — U.S. Dollar	—	25

As of December 31, 2003, all of the forward contracts with Standard Chartered Bank, which were made in 2003, had been closed and the outstanding contract with Deutsche Bank amounted to EUR1 million.

As of December 31, 2004, all of the forward contracts with Standard Chartered Bank and Citibank had been closed and the outstanding contract with Deutsche Bank amounted to US$5 million.

A receivable to reflect the gain on the difference between the contract rate and month-end-rate as of December 31, 2003 and 2004 amounting to Rp941 million and Rp1,020 million, respectively, was included in “Other Receivables” in the consolidated balance sheets.

52.	COMMITMENTS (continued)

c.	Borrowing and other credit facilities

(i)	Loan Agreement with The Hongkong Shanghai Bank Corporation (“HSBC”)

On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility will be available for withdrawal until January 20, 2005 and any amount drawn down under this facility is payable within 6 months from the withdrawal date. The facility bears interest at one-month Certificate of Bank Indonesia (“SBI”) plus 1% of the amount drawn down which is payable at the maturity date of the loan. On January 20, 2005, the Company drew down Rp100,000 million from the facility.

On March 28, 2005, the maximum facility was amended to Rp100,000 million with interest rate at one-month SBI plus 1% and US$49.0 million with interest rate at LIBOR plus 1.8%.

(ii)	On December 3, 2004, Telkomsel entered into a Loan Agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (“BCA”, as “Lender”) covering a total facility of Rp170,000 million (“Facility”). The Facility bears interest at three-month SBI plus 1%, to be paid quarterly in arrears. The facility is available during the period commencing on the date of the agreement and ending on the earlier of sixty (60) days after the date of agreement and the date of which the Facility is fully drawn, cancelled or terminated. The repayment of amount drawn is on the first anniversary of the utilization date of the Facility. The lender (transferor), may at any time, subject to giving five business days prior notice to the Agent, transfer its rights, benefits, and obligations under this agreement to any bank or financial institution. Such transfer is conducted by way of delivery of Transfer Agreement from the transferor to the Agent and acknowledgement of the Telkomsel on the transfer.

(iii)	As of December 31, 2003 and 2004, Telkomsel had Banking Facility from Standard Chartered Bank, Jakarta including import L/C facility (US$25 million), Bank Guarantee (US$25 million) and Foreign Exchange Facility, due on July 31, 2004 and 2005, respectively. The loan bears interest at SIBOR plus 2.5% (US Dollar loan) and three-month SBI plus 2% (Rupiah loan). As of 31 December 2003 and 2004, there was no outstanding loan related to the facility.

(iv)	As of December 31, 2003 and 2004, Telkomsel had L/C and Trust Receipt Loan Facility of US$40 million from Citibank N.A., Jakarta, due on July 31, 2004 and 2005, respectively. The loan bears interest at 2% above the Bank’s cost of funds (2003: 2.5 % above the Bank’s cost of funds). The total loan drawn down from the facility was US$31 million in 2003 and nil in 2004. As of December 31, 2003 and 2004, there was no outstanding loan from the facility.

53.	CONTINGENCIES

a.	The SEC requires that the Company’s Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and submitted the Annual Report on Form 20-F to the SEC on April 17, 2003.

In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

Because of the foregoing and the fact that Annual Report was filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to the Company’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

b.	In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp99 million at December 31, 2004.

c.	In connection with the re-audit of the Company’s 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan) (the Company’s auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (the Company’s 2001 auditor) and the Capital Market Supervisory Agency “BAPEPAM” (collectively, “Defendants”), alleging that the Defendants, through the reaudit of the Company’s 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp7,840,000 million in damages from the Company and its co-defendants. The mediation process to resolve the dispute amicably did not succeed. On December 8, 2004, the South Jakarta District Court issued its verdict in favor of the Defendants. KAP Eddy Pianto has filed an appeal to the Jakarta High Court. The resolution of this issue at present time cannot be determined.

53.	CONTINGENCIES (continued)

d.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. Subsequently, KPPU has filed an appeal to the Indonesian Supreme Court.

54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2003		2004
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
ASSETS
Cash and cash equivalents
U.S. Dollar	123.54	1,043,400	74.80	694,116
Euro	39.58	421,288	88.10	1,114,704
Japanese Yen	0.45	35	0.98	89
Trade accounts receivable
Related parties
U.S. Dollar	9.22	77,925	3.92	36,375
Third parties
U.S. Dollar	4.11	34,634	16.19	150,223
Other accounts receivable
U.S. Dollar	12.61	106,258	1.12	10,355
Japanese Yen	5.44	429	—	—
French Franc	4.81	5,447	—	—
Netherland Guilder	0.81	2,745	—	—
Euro	0.02	224	—	—
Other current assets
U.S. Dollar	4.66	39,269	4.61	42,792
Euro	—	—	0.01	157
Advances and other non-current assets
U.S. Dollar	1.91	16,283	6.90	64,056
Escrow accounts
U.S. Dollar	61.30	516,128	3.24	30,059

Total Assets		2,264,065		2,142,926

54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2003		2004
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade accounts payable
Related parties
U.S. Dollar	13.87	117,281	19.13	177,892
Euro	2.72	28,947	—	—
Myanmar	—	—	0.01	20
Singapore Dollar	—	—	—	1
Third parties
U.S. Dollar	92.68	783,127	49.57	460,969
Euro	0.05	516	—	—
Great Britain Pound Sterling	0.06	916	0.06	1,092
Japanese Yen	126.93	10,033	7.88	715
Singapore Dollar	0.14	717	0.03	146
Accrued expenses
U.S. Dollars	28.95	244,925	24.08	223,931
Japanese Yen	14.14	1,117	20.41	1,852
Singapore Dollar	0.19	940	0.37	2,135
Australian Dollar	—	—	0.07	507
Great Britain Pound Sterling	0.05	689	—	—
Netherland Guilder	0.48	1,631	0.48	1,795
Euro	40.77	433,963	26.54	336,572
Short-term bank loans
Third parties
U.S. Dollar	4.46	37,642	118.46	1,101,633
Advances from customers and suppliers
U.S. Dollar	3.04	25,701	0.42	3,947
Great Britain Pound Sterling	—	7	—	—
Japanese Yen	23.94	1,892	—	—

54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2003		2004
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities (continued)
Current maturities of long-term liabilities
U.S. Dollar	332.92	2,813,246	116.29	1,081,478
Euro	18.67	198,810	14.64	185,643
Japanese Yen	699.16	55,266	1,142.91	103,688
Long-term liabilities
U.S. Dollar	699.61	5,913,824	830.22	7,721,068
Euro	64.98	691,850	36.60	464,108
Japanese Yen	16,730.30	1,322,460	15,527.59	1,408,708

Total liabilities		12,685,500		13,277,900

Net liabilities		(10,421,435)		(11,134,974)

55.	SUBSEQUENT EVENT

Early retirement program

Based on the Resolution of Human Resources Director No.KR.06/PS900/SDM-30/2005 dated February 11, 2005 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. As of March 15, 2005, the Company has accepted and approved 1,016 employees eligible for the early retirement program.The entire early retirement benefits cost of Rp734,981 million was paid in April 2005.